     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 2008.

                                                            FILE NO.

                                                                       811-10559

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

PRE-EFFECTIVE AMENDMENT NO.                                                 / /
POST-EFFECTIVE AMENDMENT NO.                                                / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO.                                                               / /

                        HARTFORD LIFE INSURANCE COMPANY
                            SEPARATE ACCOUNT ELEVEN

                           (Exact Name of Registrant)

                        HARTFORD LIFE INSURANCE COMPANY

                              (Name of Depositor)

                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                   (Address of Depositor's Principal Offices)

                                 (860) 843-5445

              (Depositor's Telephone Number, Including Area Code)

                            CHRISTOPHER M. GRINNELL
                        HARTFORD LIFE INSURANCE COMPANY
                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                    (Name and Address of Agent for Service)

                                  ------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

                                  ------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                     PART A

  GROUP VARIABLE ANNUITY CONTRACTS                           [THE HARTFORD LOGO]
  SEPARATE ACCOUNT ELEVEN
  [PRODUCT NAME]

    This prospectus describes information you should know before you purchase or become a Participant under a group variable annuity contract (the "Contract" or "Contracts"). Please read it carefully before you purchase or become a Participant under the Contract.

    Hartford Life Insurance Company issues the Contracts for use in certain retirement programs adopted according to the Internal Revenue Code.

    You or your Employer allocate your plan Contribution to "Sub-Accounts." Sub-Accounts are subdivisions of one of our Separate Accounts that we establish to keep your Contributions separate from our company assets. The Sub-Accounts purchase shares of mutual funds that have investment strategies ranging from conservative to aggressive. You choose the Sub-Accounts that meet your investment goals and risk tolerance. For more information on the mutual funds see the section entitled "The Funds."

    For Contracts issued in connection with Employer-sponsored retirement programs, the Contract Owner decides which Sub-Accounts described in this prospectus are available to Participants. As a result, if you are a Participant in an Employer-sponsored retirement program, you may not be able to allocate Contributions to all of the Sub-Accounts described in this prospectus. For additional information describing which Sub-Accounts are available to you, please refer to the materials describing your Employer's program.

    Depending on which Sub-Accounts you select, the underlying mutual funds may be retail mutual funds that are available to the public, or mutual funds that are only available to insurance company separate accounts. Because your Contributions purchase Sub-Accounts, YOU DO NOT INVEST DIRECTLY IN ANY OF THE MUTUAL FUNDS. For a list of the Sub-Accounts available under the Contract, see the section entitled "The Funds."

    The Contracts may contain a General Account option. The General Account option has certain restrictions. The General Account option and these restrictions are not described in this prospectus. The General Account option is not required to be registered with the Securities and Exchange Commission ("SEC").

    If you decide to become a Contract Owner or a Participant, you should keep this prospectus for your records. You can also call us at 1-800-528-9009 to get a Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about the Contract, and like this prospectus, is filed with the SEC. We have included a Table of Contents for the Statement of Additional Information at the end of this prospectus.

    The SEC doesn't approve or disapprove these securities or determine if the information in this prospectus is truthful or complete. Anyone who represents that the SEC does these things may be guilty of a criminal offense.

    This Prospectus and the Statement of Additional Information can also be obtained from the SEC's website (http://www.sec.gov).

    This group variable annuity contract IS NOT:

-   A bank deposit or obligation

-   Federally insured

-   Endorsed by any bank or governmental agency

--------------------------------------------------------------------------------

Prospectus Dated:             , 2008

Statement of Additional Information Dated:             , 2008

                               TABLE OF CONTENTS

SECTION                                                                PAGE
--------------------------------------------------------------------------------
GLOSSARY OF SPECIAL TERMS                                                 3
FEE TABLE                                                                 5
SUMMARY                                                                  27
PERFORMANCE RELATED INFORMATION                                          29
HARTFORD LIFE INSURANCE COMPANY                                          30
THE SEPARATE ACCOUNT                                                     30
THE FUNDS                                                                30
GENERAL ACCOUNT OPTION                                                   44
CONTRACT CHARGES                                                         45
 Contingent Deferred Sales Charge                                        45
 Annual Maintenance Fee                                                  46
 Is there ever a time when the Contingent Deferred Sales Charge or Annual Maintenance Fee do not apply?
 Program and Administrative Charge                                       46
 Premium Taxes                                                           47
 Transfer Fee
 Experience Rating under the Contracts                                   47
 Negotiated Charges and Fees
 Charges of the Funds                                                    47
 Plan Related Expenses                                                   47
THE CONTRACTS                                                            47
 The Contracts Offered                                                   47
 Assignments                                                             47
 Pricing and Crediting of Contributions                                  47
 What is a Surrender Charge Offset?                                      48
 May I make changes in the amounts of my Contribution?                   48
 Can you transfer from one Sub-Account to another?                       48
 Dollar Cost Averaging                                                   52
 May I request a loan from my Participant Account?                       52
 How do I know what my Participant Account is worth?                     52
 How are the underlying Fund shares valued?                              53
DEATH BENEFITS                                                           54
 Determination of the Beneficiary                                        54
 Death before the Annuity Commencement Date                              54
 Death on or after the Annuity Commencement Date                         54
SETTLEMENT PROVISIONS                                                    55
 Can payment of the Surrender value ever be postponed beyond the         55
  seven-day period?
 May I Surrender once Annuity Payouts have started?                      55
 How do I elect an Annuity Commencement Date and Annuity payout          56
  option?
 What is the minimum amount that I may select for an Annuity             56
  payout?
 How are Contributions made to establish an Annuity Account?             56
 Can a Contract be suspended by a Contract Owner?                        56
 Annuity Payment Options                                                 56
 Systematic Withdrawal Option                                            57
 How are Variable Annuity payouts determined?                            58
FEDERAL TAX CONSIDERATIONS                                               59
 A. General                                                              59
 B. Taxation of Hartford and the Separate Account                        59
 C. Diversification of the Separate Account                              59
 D. Tax Ownership of the Assets in the Separate Account                  59
 E. Non-Natural Persons as Owners                                        60
 F. Annuity Purchases by Nonresident Aliens and Foreign                  61
  Corporations
 G. Generation Skipping Transfer Tax                                     61
MORE INFORMATION                                                         69
 Can a Contract be modified?                                             69
 Can Hartford waive any rights under a Contract?                         69
 How Contracts are sold?                                                 69
 Who is the custodian of the Separate Account's assets?                  71
 Are there any material legal proceedings affecting the Separate         71
  Account?
 How may I get additional information?                                   71
APPENDIX I -- ACCUMULATION UNIT VALUES                                   72
TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION                73

                           GLOSSARY OF SPECIAL TERMS

ACCUMULATION PERIOD: The period before the start of Annuity payouts.

ACCUMULATION UNITS: If you allocate your Contribution to any of the Sub-Accounts, we will convert those payments into Accumulation Units in the selected Sub-Accounts. Accumulation Units are valued at the end of each Valuation Day and are used to calculate the value of Participant Accounts invested in the Sub-Accounts.

ADMINISTRATIVE OFFICE: Located at 1 Griffin Road North Windsor, CT 06095-1512. The mailing address for correspondence concerning this Contract is P.O. Box 1583, Hartford, CT 06144-1583, except for overnight or express mail packages, which should be sent to: Attention: IPD/Retirement Plan Service Center, 1 Griffin Road North Windsor, CT 06095-1512.

ANNUAL MAINTENANCE FEE: An annual charge we deduct from each Participant Account on a quarterly basis or on a full Surrender of a Participant Account. The charge is deducted proportionately from the Sub-Accounts and any General Account value in a Participant Account.

ANNUITANT: The person on whose life Annuity payouts are based.

ANNUITANT'S ACCOUNT: An account established at the beginning of the Annuity Period for making Annuity payouts under the Contracts.

ANNUITY: A series of payments for life or another designated period.

ANNUITY COMMENCEMENT DATE: The date we start to make Annuity payouts to you.

ANNUITY PERIOD: The period during which we make Annuity payouts to you.

ANNUITY UNIT: An accounting unit of measure we use to calculate the value of annuity payments under a Variable Annuity Payout Option.

APPROVED PLAN RELATED INVESTMENT ACCOUNT: Any Participant-directed investment account under the Plan that is identified by the Contract Owner and accepted by us for the purpose of Participant-directed transfers of amounts from the Contract for investment outside the Contract.

BENEFICIARY: The person or persons designated to receive Contract values in the event of the Participant's or Annuitant's death.

BENEFIT PAYMENT: Amounts Surrendered by the Contract Owner to pay benefits to a Participant or beneficiary under the terms of the Plan. Amounts Surrendered for transfer to the funding vehicle of another investment provider or because of the termination of the Plan are not Benefit Payments.

CODE: The Internal Revenue Code of 1986, as amended.

COMMISSION: Securities and Exchange Commission.

CONTRACT OWNER: The Employer or entity owning the Contract.

CONTRACT YEAR: A period of 12 months beginning with the effective date of the Contract or with any anniversary of the effective date.

CONTRIBUTION(S): The amount(s) paid or transferred or rolled over to us by the Contract Owner on behalf of Participants pursuant to the terms of the Contracts.

EMPLOYER: An employer maintaining a Tax Sheltered Annuity plan, a Deferred Compensation Plan, or an Individual Retirement Annuity plan for its employees.

FIXED ANNUITY: An Annuity providing for guaranteed payments which remain fixed in amount throughout the payment period and which do not vary with the investment experience of a separate account.

GENERAL ACCOUNT: Our General Account that consists of all of our company assets, including any money you have invested in the General Account. The assets in the General Account are available to the creditors of Hartford.

HARTFORD, WE OR US: Hartford Life Insurance Company.

MINIMUM DEATH BENEFIT: The minimum amount payable upon the death of a Participant prior to age 65 and before Annuity payments have started.

PARTICIPANT (ALSO, "YOU"): Any employee or former employee of an Employer or other individual with a Participant Account under a Contract.

PARTICIPANT ACCOUNT: An account under a Contract to which the General Account values and the Separate Account Accumulation Units are allocated on behalf of a Participant under a Contract.

PREMIUM TAX: A tax, or amount of tax, if any, charged by a state, federal, or other governmental entity on Contributions or Contract values.

SUB-ACCOUNT VALUE: The value on or before the Annuity Commencement Date, which is determined on any day by multiplying the number of Accumulation Units by the Accumulation Unit Value for that Sub-Account.

SURRENDER: Any withdrawal of Contract values.

TAX SHELTERED ANNUITY (ALSO "TAX DEFERRED ANNUITY"): An Annuity Contract purchased by an Employer on behalf of its employees that qualifies for special tax treatment under section 403(b) of the Code.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of a Separate Account is determined as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The time span between close of trading on the New York Stock Exchange from one Valuation Day to the next.

VARIABLE ANNUITY: An Annuity providing for payments varying in amount in accordance with the investment experience of the assets held in the underlying securities of the Separate Account.

                                   FEE TABLE

    THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT A CONTRACT OWNER WILL PAY WHEN PURCHASING, OWNING AND SURRENDERING THE CONTRACT OR, IF YOU ARE A PARTICIPANT, WHEN OPENING, HOLDING AND SURRENDERING A PARTICIPANT ACCOUNT UNDER THE CONTRACT. IN ADDITION TO THE FEES DESCRIBED BELOW, THE CONTRACT OWNER MAY DIRECT US TO DEDUCT ADDITIONAL FEES FOR CERTAIN PLAN RELATED EXPENSES (SEE "PLAN RELATED EXPENSES" UNDER THE SECTION ENTITLED "CONTRACT CHARGES").

    IF YOU ARE A CONTRACT OWNER, THIS TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU PURCHASE THE CONTRACT OR SURRENDER THE CONTRACT. IF YOU ARE A PARTICIPANT, THIS TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU OPEN A PARTICIPANT ACCOUNT OR SURRENDER A PARTICIPANT ACCOUNT UNDER THE CONTRACT. CHARGES FOR STATE PREMIUM TAXES MAY ALSO BE DEDUCTED WHEN YOU CONTRIBUTE TO THE CONTRACT, UPON SURRENDER OR WHEN WE START TO MAKE ANNUITY PAYOUTS.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Load Imposed on Purchases (as a percentage of premium payments)                                     None
Contingent Deferred Sales Charge (as a percentage of amounts surrendered) (1)
  During First Year                                                                                          5%
  During Second Year                                                                                         4%
  During Third Year                                                                                          3%
  During Fourth Year                                                                                         2%
  During Fifth Year                                                                                          1%
  During Sixth Year and thereafter                                                                           0%

------------

(1) The percentage of the Contingent Deferred Sales Charge depends on the number of Contract Years completed before the Surrender. We do not assess a Contingent Deferred Sales Charge on Benefit Payments, Plan Related Expenses, or transfers to an Approved Plan Related Investment Account.

    THIS TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY AND ON A DAILY BASIS DURING THE TIME THAT YOU OWN THE CONTRACT OR HAVE A PARTICIPANT ACCOUNT UNDER THE CONTRACT, NOT INCLUDING FEES AND EXPENSES OF THE UNDERLYING FUNDS.

ANNUAL MAINTENANCE FEE (2)                                                   $30

MAXIMUM SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average daily Sub-Account value) (3)

  BEFORE ANNUITY COMMENCEMENT DATE:

RANGE OF PROGRAM AND
ADMINISTRATIVE CHARGE FOR AGGREGATE
PARTICIPANT ACCOUNTS UNDER A CONTRACT                                    CHARGE
--------------------------------------------------------------------------------
 $0 to $3,499,999.99                                                        1.25%
 $3,500,000.00 to $4,999,999.99                                             1.05%
 $5,000,000.00 to $24,999,999.99                                            0.85%
 $25,000,000.00 to $34,999,999.99                                           0.75%
 $35,000,000.00 to $49,999,999.99                                           0.65%
 $50,000,000.00 to $69,999,999.99                                           0.50%
 $70,000,000.00 to $84,999,999.99                                           0.35%
 $85,000,000.00 to $99,999,999.99                                           0.15%
 $100,000,000.00 and over                                                   0.00%

AFTER ANNUITY COMMENCEMENT DATE:

 All Participant Accounts                                                   1.25%

------------

(2) We deduct this $30 annual fee from each Participant Account on a quarterly basis. We deduct 25 percent of the annual fee on the last Valuation Day of each quarter, or from the proceeds of a full Surrender of a Participant Account. We deduct the fee proportionately from the Sub-Accounts and any General Account value in a Participant Account.

(3) The Program and Administrative Charge can be reduced (see "Experience Rating Under the Contracts" and "Negotiated Charges and Fees.")

    We may eliminate or change the Contingent Deferred Sales Charge, Program and Administrative Charge and Annual Maintenance Fee. See "Experience Rating Under the Contracts" and "Negotiated Charges and Fees". We may also deduct a charge for Premium Taxes at the time of Surrender.

    THIS TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL ANNUAL FUND OPERATING EXPENSES CHARGED BY THE UNDERLYING FUNDS THAT YOU MAY PAY ON A DAILY BASIS DURING THE TIME THAT YOU OWN THE CONTRACT OR HAVE A PARTICIPANT ACCOUNT UNDER THE CONTRACT. MORE DETAIL CONCERNING EACH UNDERLYING FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

                                                                   MINIMUM            MAXIMUM
--------------------------------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES                                  0.41%              4.86%
(these are expenses that are deducted from Fund
assets, including management fees, Rule 12b-1
distribution and/or service fees, and other expenses)

    THE NEXT TABLE SHOWS THE TOTAL ANNUAL FUND OPERATING EXPENSES FOR EACH UNDERLYING FUND AS OF ITS YEAR END. ACTUAL FEES AND EXPENSES FOR THE UNDERLYING FUNDS VARY DAILY. AS A RESULT, THE FEES AND EXPENSES FOR ANY GIVEN DAY MAY BE GREATER OR LESS THAN THE TOTAL ANNUAL FUND OPERATING EXPENSES LISTED BELOW. MORE DETAIL CONCERNING EACH UNDERLYING FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND. THE INFORMATION PRESENTED, INCLUDING ANY EXPENSE REIMBURSEMENT ARRANGEMENTS, IS BASED ON PUBLICLY-AVAILABLE INFORMATION AND IS QUALIFIED IN ITS ENTIRETY BY THE THEN CURRENT PROSPECTUS FOR EACH UNDERLYING FUND. THESE EXPENSES MAY VARY FROM YEAR TO YEAR.

                         ANNUAL FUND OPERATING EXPENSES
                           AS OF THE FUND'S YEAR END

                        (As a percentage of net assets)

                                                             DISTRIBUTION
                                                                AND/OR                           ACQUIRED FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEE               FEES*             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
RETAIL MUTUAL FUNDS:
AIM European Growth Fund -- Class A           0.890%             0.250%             0.330%            0.010%
AIM International Growth Fund -- Class        0.870%             0.250%             0.320%            0.010%
 A
AIM Real Estate Fund --Class A                0.730%             0.250%             0.280%            0.010%
AIM Small Cap Equity Fund -- Class A          0.740%             0.250%             0.380%              N/A
Alger SmallCap Growth Institutional           0.810%               N/A              0.520%              N/A
 Fund --Class I
AllianceBernstein Balanced Shares Fund        0.440%             0.290%             0.190%              N/A
 --Class A
AllianceBernstein Global Value Fund --        0.750%             0.300%             0.250%              N/A
 Class A
AllianceBernstein Growth Fund -- Class        0.750%             0.300%             0.400%              N/A
 A
AllianceBernstein International Growth        0.750%             0.300%             0.220%              N/A
 Fund -- Class A
AllianceBernstein International Value         0.650%             0.300%             0.160%              N/A
 Fund -- Class A
AllianceBernstein Small-Mid Cap Value         0.750%             0.300%             0.220%              N/A
 Fund --Class A
AllianceBernstein Value Fund -- Class         0.550%             0.300%             0.170%              N/A
 A

                                                             CONTRACTUAL         NET TOTAL
                                          TOTAL ANNUAL        FEE WAIVER           ANNUAL
                                           OPERATING        AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         EXPENSES
--------------------------------------  ------------------------------------------------------
RETAIL MUTUAL FUNDS:
AIM European Growth Fund -- Class A           1.480%               N/A              1.480%  (1)
AIM International Growth Fund -- Class        1.450%               N/A              1.450%  (1)
 A
AIM Real Estate Fund --Class A                1.270%               N/A              1.270%  (2)
AIM Small Cap Equity Fund -- Class A          1.370%               N/A              1.370%  (3)
Alger SmallCap Growth Institutional           1.330%               N/A              1.330%  (4)
 Fund --Class I
AllianceBernstein Balanced Shares Fund        0.920%               N/A              0.920%
 --Class A
AllianceBernstein Global Value Fund --        1.300%               N/A              1.300%
 Class A
AllianceBernstein Growth Fund -- Class        1.450%               N/A              1.450%
 A
AllianceBernstein International Growth        1.270%               N/A              1.270%
 Fund -- Class A
AllianceBernstein International Value         1.110%               N/A              1.110%
 Fund -- Class A
AllianceBernstein Small-Mid Cap Value         1.270%               N/A              1.270%
 Fund --Class A
AllianceBernstein Value Fund -- Class         1.020%               N/A              1.020%
 A

                                                             DISTRIBUTION
                                                                AND/OR                           ACQUIRED FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEE               FEES*             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
Allianz CCM Mid Cap Fund -- Class A           0.450%             0.250%             0.390%              N/A
Allianz NFJ Dividend Value Fund --            0.450%             0.250%             0.350%              N/A
 Class A
Allianz NFJ Small Cap Value Fund --           0.590%             0.250%             0.380%              N/A
 Class A
American Century Equity Growth Fund --        0.670%             0.250%               N/A               N/A
 Class A
American Century Large Company Value          0.830%             0.250%               N/A               N/A
 Fund --Class A
American Century Vista(SM) Fund --            1.000%             0.250%               N/A               N/A
 Advisor Class
American Funds AMCAP Fund -- Class R3         0.320%             0.500%             0.220%              N/A
American Funds American Balanced Fund         0.240%             0.500%             0.180%              N/A
 -- Class R3
American Funds American Mutual Fund --        0.260%             0.500%             0.210%              N/A
 Class R3
American Funds Capital Income Builder         0.250%             0.500%             0.220%              N/A
 Fund --Class R3
American Funds Capital World Growth &         0.370%             0.500%             0.230%              N/A
 Income Fund -- Class R3
American Funds EuroPacific Growth Fund        0.430%             0.500%             0.220%              N/A
 -- Class R3
American Funds Fundamental Investors          0.260%             0.500%             0.230%              N/A
 Fund -- Class R3
American Funds New Perspective Fund --        0.380%             0.500%             0.220%              N/A
 Class R3
American Funds The Bond Fund of               0.250%             0.500%             0.270%              N/A
 America --Class R3
American Funds The Growth Fund of             0.270%             0.500%             0.190%              N/A
 America -- Class R3
American Funds The Income Fund of             0.240%             0.500%             0.200%              N/A
 America -- Class R3
American Funds The Investment Company         0.240%             0.500%             0.200%              N/A
 of America Fund -- Class R3
American Funds The New Economy Fund --        0.400%             0.500%             0.270%              N/A
 Class R3
American Funds Washington Mutual              0.260%             0.500%             0.200%              N/A
 Investors Fund -- Class R3
BlackRock Global Allocation Fund --           0.750%             0.250%             0.150%              N/A
 Class A

                                                             CONTRACTUAL         NET TOTAL
                                          TOTAL ANNUAL        FEE WAIVER           ANNUAL
                                           OPERATING        AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         EXPENSES
--------------------------------------  ------------------------------------------------------
Allianz CCM Mid Cap Fund -- Class A           1.090%               N/A              1.090%  (5)
Allianz NFJ Dividend Value Fund --            1.050%               N/A              1.050%  (6)
 Class A
Allianz NFJ Small Cap Value Fund --           1.220%               N/A              1.220%  (7)
 Class A
American Century Equity Growth Fund --        0.920%               N/A              0.920%  (8)
 Class A
American Century Large Company Value          1.080%               N/A              1.080%  (9)
 Fund --Class A
American Century Vista(SM) Fund --            1.250%               N/A              1.250% (10)
 Advisor Class
American Funds AMCAP Fund -- Class R3         1.040%               N/A              1.040% (11)
American Funds American Balanced Fund         0.920%               N/A              0.920% (12)
 -- Class R3
American Funds American Mutual Fund --        0.970%               N/A              0.970% (12)
 Class R3
American Funds Capital Income Builder         0.970%               N/A              0.970% (12)
 Fund --Class R3
American Funds Capital World Growth &         1.100%               N/A              1.100% (12)
 Income Fund -- Class R3
American Funds EuroPacific Growth Fund        1.150%               N/A              1.150% (13)
 -- Class R3
American Funds Fundamental Investors          0.990%               N/A              0.990% (12)
 Fund -- Class R3
American Funds New Perspective Fund --        1.100%               N/A              1.100% (14)
 Class R3
American Funds The Bond Fund of               1.020%               N/A              1.020% (12)
 America --Class R3
American Funds The Growth Fund of             0.960%               N/A              0.960% (14)
 America -- Class R3
American Funds The Income Fund of             0.940%               N/A              0.940% (14)
 America -- Class R3
American Funds The Investment Company         0.940%               N/A              0.940% (12)
 of America Fund -- Class R3
American Funds The New Economy Fund --        1.170%               N/A              1.170% (14)
 Class R3
American Funds Washington Mutual              0.960%               N/A              0.960% (15)
 Investors Fund -- Class R3
BlackRock Global Allocation Fund --           1.150%               N/A              1.150% (16)
 Class A

                                                             DISTRIBUTION
                                                                AND/OR                           ACQUIRED FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEE               FEES*             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
BlackRock Global Financial Services           0.400%             0.250%             1.010%              N/A
 Fund, Inc. -- Class A
BlackRock Large Cap Core Fund -- Class        0.460%             0.250%             0.460%              N/A
 A
BlackRock Mid Cap Value Opportunities         0.650%             0.250%             0.360%              N/A
 Fund --Class A
BlackRock Small/Mid-Cap Growth --             0.750%               N/A              0.660%              N/A
 Class A
Calvert Income Fund --Class A                 0.660%             0.250%             0.280%              N/A
Calvert Social Investment Fund Bond           0.650%             0.200%             0.270%              N/A
 Portfolio --Class A
Calvert Social Investment Fund Equity         0.700%             0.250%             0.260%              N/A
 Portfolio --Class A
Columbia Marsico Growth Fund -- Class         0.840%             0.250%             0.150%              N/A
 A
Columbia Marsico International                1.020%             0.250%             0.170%              N/A
 Opportunities Fund --Class A
Columbia Mid Cap Value Fund -- Class A        0.720%             0.250%             0.170%              N/A
Davis Financial Fund --Class A                0.630%             0.190%             0.150%              N/A
Davis New York Venture Fund -- Class A        0.480%             0.250%             0.120%              N/A
Dreyfus Bond Market Index Fund --             0.150%             0.250%             0.010%              N/A
 Class INV
Dreyfus Mid Cap Index Fund                    0.250%               N/A              0.260%              N/A
Dreyfus S&P 500 Index Fund                    0.250%               N/A              0.260%              N/A
Dreyfus Smallcap Stock Index Fund             0.350%             0.250%             0.010%              N/A
DWS Dreman High Return Equity Fund --         0.670%             0.240%             0.170%              N/A
 Class A
DWS Global Thematic Fund -- Class A           0.940%             0.210%             0.260%              N/A
Eaton Vance Income Fund of Boston --          0.590%             0.250%             0.250%              N/A
 Class A
Eaton Vance Large-Cap Value Fund --           0.615%             0.250%             0.145%              N/A
 Class A
Eaton Vance Worldwide Health Sciences         0.800%             0.250%             0.280%              N/A
 Fund --Class A
Evergreen Asset Allocation Fund --            0.320%             0.300%             0.750%              N/A
 Class A
Evergreen Core Bond Fund -- Class A           0.320%             0.300%             0.250%              N/A
Evergreen International Equity Fund --        0.390%             0.300%             0.280%              N/A
 Class A
Federated Kaufmann Fund -- Class K            1.430%             0.500%             0.500%            0.010%
Federated Mid Cap Growth Strategies           0.750%               N/A              0.530%            0.010%
 Fund - - Class A

                                                             CONTRACTUAL         NET TOTAL
                                          TOTAL ANNUAL        FEE WAIVER           ANNUAL
                                           OPERATING        AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         EXPENSES
--------------------------------------  ------------------------------------------------------
BlackRock Global Financial Services           1.660%               N/A              1.660%
 Fund, Inc. -- Class A
BlackRock Large Cap Core Fund -- Class        1.170%               N/A              1.170% (17)
 A
BlackRock Mid Cap Value Opportunities         1.260%               N/A              1.260%
 Fund --Class A
BlackRock Small/Mid-Cap Growth --             1.410%               N/A              1.410% (18)
 Class A
Calvert Income Fund --Class A                 1.190%               N/A              1.190%
Calvert Social Investment Fund Bond           1.120%               N/A              1.120%
 Portfolio --Class A
Calvert Social Investment Fund Equity         1.210%               N/A              1.210%
 Portfolio --Class A
Columbia Marsico Growth Fund -- Class         1.240%               N/A              1.240% (19)
 A
Columbia Marsico International                1.440%               N/A              1.440%
 Opportunities Fund --Class A
Columbia Mid Cap Value Fund -- Class A        1.140%               N/A              1.140%
Davis Financial Fund --Class A                0.970%               N/A              0.970%
Davis New York Venture Fund -- Class A        0.850%               N/A              0.850%
Dreyfus Bond Market Index Fund --             0.410%             0.010%             0.400% (20)
 Class INV
Dreyfus Mid Cap Index Fund                    0.510%             0.010%             0.500% (20)
Dreyfus S&P 500 Index Fund                    0.510%             0.010%             0.500% (20)
Dreyfus Smallcap Stock Index Fund             0.610%               N/A              0.610%
DWS Dreman High Return Equity Fund --         1.080%               N/A              1.080% (21)
 Class A
DWS Global Thematic Fund -- Class A           1.410%               N/A              1.410% (22)
Eaton Vance Income Fund of Boston --          1.090%             0.030%             1.060% (23)
 Class A
Eaton Vance Large-Cap Value Fund --           1.010%               N/A              1.010%
 Class A
Eaton Vance Worldwide Health Sciences         1.330%             0.010%             1.320% (24)
 Fund --Class A
Evergreen Asset Allocation Fund --            1.370%               N/A              1.370%
 Class A
Evergreen Core Bond Fund -- Class A           0.870%               N/A              0.870% (25)
Evergreen International Equity Fund --        0.970%               N/A              0.970% (26)
 Class A
Federated Kaufmann Fund -- Class K            2.440%               N/A              2.440% (27)
Federated Mid Cap Growth Strategies           1.290%               N/A              1.290% (28)
 Fund - - Class A

                                                             DISTRIBUTION
                                                                AND/OR                           ACQUIRED FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEE               FEES*             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
Fidelity Advisor Dynamic Capital              0.560%             0.500%             0.370%              N/A
 Appreciation Fund -- Class T
Fidelity Advisor Leveraged Company            0.600%             0.500%             0.240%              N/A
 Stock Fund --Class T
Franklin Capital Growth Fund -- Class         0.460%             0.230%             0.240%            0.010%
 A
Franklin Growth Fund --Class A                0.460%             0.240%             0.230%              N/A
Franklin Income Fund --Class A                0.390%             0.150%             0.090%              N/A
Franklin Small Cap Value Fund -- Class        0.690%             0.320%             0.250%            0.040%
 A
Franklin Strategic Income Fund --             0.460%             0.250%             0.220%            0.010%
 Class A
Franklin Templeton Conservative Target        0.250%             0.250%             0.240%            0.680%
 Fund -- Class A
Franklin Templeton Growth Target Fund         0.250%             0.250%             0.260%            0.820%
 --Class A
Franklin Templeton Moderate Target            0.250%             0.250%             0.220%            0.750%
 Fund --Class A
Franklin Total Return Fund -- Class A         0.410%             0.250%             0.400%            0.030%
Goldman Sachs Government Income Fund          0.540%             0.250%             0.250%              N/A
 -- Class A
Goldman Sachs High Yield Fund -- Class        0.690%             0.250%             0.200%              N/A
 A
Goldman Sachs Large Cap Value Fund --         0.710%             0.250%             0.230%              N/A
 Class A
Goldman Sachs Small Cap Value Fund --         0.990%             0.250%             0.230%              N/A
 Class A
Ivy Global Natural Resources Fund --          0.810%             0.250%             0.200%              N/A
 Class Y
Ivy Large Cap Growth Fund -- Class Y          0.700%             0.250%             0.250%              N/A
Ivy Science & Technology Fund -- Class        0.850%             0.250%             0.260%              N/A
 Y
Legg Mason Partners Aggressive Growth         0.690%             0.250%             0.050%              N/A
 Fund -- Class FI
Legg Mason Partners Small Cap Growth          0.750%             0.250%             0.070%              N/A
 Fund -- Class FI
Legg Mason Value Trust Fund -- Class          0.660%             0.250%             0.120%              N/A
 FI
Lifepath 2010 Portfolio --Class R             0.680%             0.250%             0.510%              N/A
Lifepath 2020 Portfolio --Class R             0.690%             0.250%             0.510%              N/A
Lifepath 2030 Portfolio --Class R             0.690%             0.250%             0.510%              N/A
Lifepath 2040 Portfolio --Class R             0.690%             0.250%             0.510%              N/A
Lifepath Retirement Portfolio -- Class        0.680%             0.250%             0.520%              N/A
 R

                                                             CONTRACTUAL         NET TOTAL
                                          TOTAL ANNUAL        FEE WAIVER           ANNUAL
                                           OPERATING        AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         EXPENSES
--------------------------------------  ------------------------------------------------------
Fidelity Advisor Dynamic Capital              1.430%               N/A              1.430% (29)
 Appreciation Fund -- Class T
Fidelity Advisor Leveraged Company            1.340%               N/A              1.340% (30)
 Stock Fund --Class T
Franklin Capital Growth Fund -- Class         0.940%             0.010%             0.930% (31)
 A
Franklin Growth Fund --Class A                0.930%               N/A              0.930% (32)
Franklin Income Fund --Class A                0.630%               N/A              0.630% (32)
Franklin Small Cap Value Fund -- Class        1.300%             0.040%             1.260% (31)
 A
Franklin Strategic Income Fund --             0.940%             0.010%             0.930% (33)
 Class A
Franklin Templeton Conservative Target        1.420%             0.240%             1.180% (34)
 Fund -- Class A
Franklin Templeton Growth Target Fund         1.580%             0.260%             1.320% (34)
 --Class A
Franklin Templeton Moderate Target            1.470%             0.220%             1.250% (34)
 Fund --Class A
Franklin Total Return Fund -- Class A         1.090%             0.030%             1.060% (31)
Goldman Sachs Government Income Fund          1.040%               N/A              1.040% (35)
 -- Class A
Goldman Sachs High Yield Fund -- Class        1.140%               N/A              1.140% (36)
 A
Goldman Sachs Large Cap Value Fund --         1.190%               N/A              1.190% (37)
 Class A
Goldman Sachs Small Cap Value Fund --         1.470%               N/A              1.470% (38)
 Class A
Ivy Global Natural Resources Fund --          1.260%               N/A              1.260% (39)
 Class Y
Ivy Large Cap Growth Fund -- Class Y          1.200%               N/A              1.200% (40)
Ivy Science & Technology Fund -- Class        1.360%               N/A              1.360%
 Y
Legg Mason Partners Aggressive Growth         0.990%               N/A              0.990% (41)
 Fund -- Class FI
Legg Mason Partners Small Cap Growth          1.070%               N/A              1.070%
 Fund -- Class FI
Legg Mason Value Trust Fund -- Class          1.030%               N/A              1.030%
 FI
Lifepath 2010 Portfolio --Class R             1.440%             0.340%             1.100% (42)
Lifepath 2020 Portfolio --Class R             1.450%             0.340%             1.110% (42)
Lifepath 2030 Portfolio --Class R             1.450%             0.340%             1.110% (42)
Lifepath 2040 Portfolio --Class R             1.450%             0.340%             1.110% (42)
Lifepath Retirement Portfolio -- Class        1.450%             0.350%             1.100% (42)
 R

                                                             DISTRIBUTION
                                                                AND/OR                           ACQUIRED FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEE               FEES*             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
Lord Abbett Affiliated Fund, Inc. --          0.300%             0.350%             0.160%              N/A
 Class A
Lord Abbett Bond-Debenture Fund --            0.450%             0.350%             0.190%              N/A
 Class A
Lord Abbett International Core Equity         0.750%             0.350%             0.300%              N/A
 Fund --Class A
Lord Abbett Small-Cap Blend Fund --           0.730%             0.350%             0.280%              N/A
 Class A
Marshall International Stock Fund --          1.000%               N/A              0.450%              N/A
 Class Y
Marshall Mid-Cap Value Fund -- Class Y        0.750%               N/A              0.460%              N/A
MFS Government Securities Fund --             0.400%             0.250%             0.380%              N/A
 Class R3
MFS New Endeavor Fund -- Class R3             0.750%             0.250%             0.520%              N/A
MFS Research Bond Fund -- Class R3            0.500%             0.250%             0.350%              N/A
MFS Research International Fund --            0.770%             0.250%             0.240%              N/A
 Class R3
MFS Total Return Fund --Class R3              0.350%             0.250%             0.180%              N/A
MFS Utilities Fund --Class R3                 0.600%             0.250%             0.200%              N/A
MFS Value Fund -- Class R3                    0.600%             0.250%             0.180%              N/A
Mutual Beacon Fund --Class A                  0.590%             0.300%             0.260%              N/A
Mutual Discovery Fund --Class A               0.770%             0.310%             0.280%              N/A
Mutual Shares Fund --Class A                  0.570%             0.340%             0.270%              N/A
Oppenheimer Capital Income Fund --            0.520%             0.230%             0.130%              N/A
 Class A
Oppenheimer Equity Fund -- Class A            0.530%             0.210%             0.140%              N/A
Oppenheimer Global Fund -- Class A            0.620%             0.240%             0.190%              N/A
Oppenheimer Gold & Special Minerals           0.680%             0.240%             0.180%              N/A
 Fund --Class A
Oppenheimer International Bond Fund --        0.520%             0.250%             0.180%              N/A
 Class A
Oppenheimer International Growth Fund         0.720%             0.240%             0.240%              N/A
 -- Class A
Oppenheimer Main Street Fund -- Class         0.460%             0.240%             0.190%              N/A
 A
Oppenheimer Main Street Opportunity           0.620%             0.250%             0.190%              N/A
 Fund --Class A
Oppenheimer Main Street Small Cap Fund        0.620%             0.250%             0.250%              N/A
 -- Class A
Oppenheimer Real Estate Fund -- Class         1.000%             0.230%             0.240%              N/A
 A

                                                             CONTRACTUAL         NET TOTAL
                                          TOTAL ANNUAL        FEE WAIVER           ANNUAL
                                           OPERATING        AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         EXPENSES
--------------------------------------  ------------------------------------------------------
Lord Abbett Affiliated Fund, Inc. --          0.810%               N/A              0.810%
 Class A
Lord Abbett Bond-Debenture Fund --            0.990%               N/A              0.990%
 Class A
Lord Abbett International Core Equity         1.400%               N/A              1.400%
 Fund --Class A
Lord Abbett Small-Cap Blend Fund --           1.360%               N/A              1.360%
 Class A
Marshall International Stock Fund --          1.450%               N/A              1.450%
 Class Y
Marshall Mid-Cap Value Fund -- Class Y        1.210%               N/A              1.210%
MFS Government Securities Fund --             1.030%               N/A              1.030% (43)
 Class R3
MFS New Endeavor Fund -- Class R3             1.520%               N/A              1.520% (44)
MFS Research Bond Fund -- Class R3            1.100%               N/A              1.100% (45)
MFS Research International Fund --            1.260%               N/A              1.260%
 Class R3
MFS Total Return Fund --Class R3              0.780%               N/A              0.780%
MFS Utilities Fund --Class R3                 1.050%               N/A              1.050%
MFS Value Fund -- Class R3                    1.030%             0.020%             1.010% (46)
Mutual Beacon Fund --Class A                  1.150%               N/A              1.150%
Mutual Discovery Fund --Class A               1.360%               N/A              1.360%
Mutual Shares Fund --Class A                  1.180%               N/A              1.180%
Oppenheimer Capital Income Fund --            0.880%               N/A              0.880%
 Class A
Oppenheimer Equity Fund -- Class A            0.880%               N/A              0.880%
Oppenheimer Global Fund -- Class A            1.050%               N/A              1.050%
Oppenheimer Gold & Special Minerals           1.100%               N/A              1.100%
 Fund --Class A
Oppenheimer International Bond Fund --        0.950%               N/A              0.950%
 Class A
Oppenheimer International Growth Fund         1.200%               N/A              1.200%
 -- Class A
Oppenheimer Main Street Fund -- Class         0.890%               N/A              0.890%
 A
Oppenheimer Main Street Opportunity           1.060%               N/A              1.060%
 Fund --Class A
Oppenheimer Main Street Small Cap Fund        1.120%               N/A              1.120%
 -- Class A
Oppenheimer Real Estate Fund -- Class         1.470%               N/A              1.470%
 A

                                                             DISTRIBUTION
                                                                AND/OR                           ACQUIRED FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEE               FEES*             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
PIMCO Emerging Markets Bond Fund --           0.450%             0.250%             0.550%              N/A
 Class A
PIMCO Real Return Fund -- Class A             0.250%             0.250%             0.400%              N/A
PIMCO Total Return Fund -- Class A            0.250%             0.250%             0.400%              N/A
Pioneer Emerging Markets Fund -- Class        1.150%             0.250%             0.390%              N/A
 A
Pioneer Fund -- Class A                       0.640%             0.250%             0.220%              N/A
Pioneer High Yield Fund - - Class A           0.620%             0.250%             0.230%              N/A
Pioneer Mid-Cap Value Fund -- Class A         0.550%             0.250%             0.230%              N/A
Pioneer Small Cap Value Fund -- Class         0.850%             0.250%             0.330%            0.060%
 A
Pioneer Strategic Income Fund -- Class        0.590%             0.250%             0.230%              N/A
 A
Putnam Equity Income Fund -- Class A          0.500%             0.250%             0.230%            0.130%
Putnam International Capital                  0.890%             0.250%             0.350%              N/A
 Opportunities Fund -- Class A
Putnam Investors Fund --Class A               0.490%             0.250%             0.340%              N/A
Putnam New Value Fund - - Class A             0.590%             0.250%             0.300%              N/A
Putnam Small Cap Growth Fund -- Class         1.000%             0.250%             0.430%              N/A
 A
RiverSource Diversified Equity Income         0.560%             0.250%             0.510%              N/A
 Fund --Class R3
RiverSource Mid Cap Value Fund --             0.710%             0.250%             0.530%              N/A
 Class R3
RiverSource Partners Small Cap Value          0.940%             0.250%             0.490%              N/A
 Fund --Class R3
Seligman Communications & Information         0.890%             0.250%             0.370%              N/A
 Fund --Class A
Seligman Global Technology Fund --            1.000%             0.250%             0.500%              N/A
 Class A
T. Rowe Price Equity Income Fund --           0.560%             0.500%             0.120%              N/A
 Class R
T. Rowe Price Growth Stock Fund --            0.560%             0.500%             0.120%              N/A
 Class R
T. Rowe Price Retirement 2010 Fund --           N/A              0.500%             0.630%              N/A
 Class R
T. Rowe Price Retirement 2020 Fund --           N/A              0.500%             0.690%              N/A
 Class R
T. Rowe Price Retirement 2030 Fund --           N/A              0.500%             0.730%              N/A
 Class R
T. Rowe Price Retirement 2040 Fund --           N/A              0.500%             0.740%              N/A
 Class R
T. Rowe Price Retirement 2050 Fund --           N/A              0.500%             0.740%              N/A
 Class R
T. Rowe Price Retirement Income Fund            N/A              0.500%             0.560%              N/A
 -- Class R

                                                             CONTRACTUAL         NET TOTAL
                                          TOTAL ANNUAL        FEE WAIVER           ANNUAL
                                           OPERATING        AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         EXPENSES
--------------------------------------  ------------------------------------------------------
PIMCO Emerging Markets Bond Fund --           1.250%               N/A              1.250%
 Class A
PIMCO Real Return Fund -- Class A             0.900%               N/A              0.900%
PIMCO Total Return Fund -- Class A            0.900%               N/A              0.900% (47)
Pioneer Emerging Markets Fund -- Class        1.790%               N/A              1.790%
 A
Pioneer Fund -- Class A                       1.110%               N/A              1.110%
Pioneer High Yield Fund - - Class A           1.100%               N/A              1.100%
Pioneer Mid-Cap Value Fund -- Class A         1.030%               N/A              1.030%
Pioneer Small Cap Value Fund -- Class         1.490%               N/A              1.490% (48)
 A
Pioneer Strategic Income Fund -- Class        1.070%               N/A              1.070%
 A
Putnam Equity Income Fund -- Class A          1.110%               N/A              1.110% (49)
Putnam International Capital                  1.490%               N/A              1.490% (50)
 Opportunities Fund -- Class A
Putnam Investors Fund --Class A               1.080%               N/A              1.080% (50)
Putnam New Value Fund - - Class A             1.140%               N/A              1.140% (50)
Putnam Small Cap Growth Fund -- Class         1.680%             0.080%             1.600% (51)
 A
RiverSource Diversified Equity Income         1.320%               N/A              1.320%
 Fund --Class R3
RiverSource Mid Cap Value Fund --             1.490%               N/A              1.490%
 Class R3
RiverSource Partners Small Cap Value          1.680%               N/A              1.680% (52)
 Fund --Class R3
Seligman Communications & Information         1.510%               N/A              1.510%
 Fund --Class A
Seligman Global Technology Fund --            1.750%               N/A              1.750%
 Class A
T. Rowe Price Equity Income Fund --           1.180%               N/A              1.180%
 Class R
T. Rowe Price Growth Stock Fund --            1.180%               N/A              1.180%
 Class R
T. Rowe Price Retirement 2010 Fund --           N/A                N/A              1.130% (53)
 Class R
T. Rowe Price Retirement 2020 Fund --           N/A                N/A              1.190% (53)
 Class R
T. Rowe Price Retirement 2030 Fund --           N/A                N/A              1.230% (53)
 Class R
T. Rowe Price Retirement 2040 Fund --           N/A                N/A              1.240% (54)
 Class R
T. Rowe Price Retirement 2050 Fund --           N/A                N/A              1.240% (53)
 Class R
T. Rowe Price Retirement Income Fund            N/A                N/A              1.060% (53)
 -- Class R

                                                             DISTRIBUTION
                                                                AND/OR                           ACQUIRED FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEE               FEES*             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Trust --         1.210%             0.280%             0.370%              N/A
 Class A
Templeton Foreign Fund --Class A              0.590%             0.250%             0.320%              N/A
Templeton Growth Fund --Class A               0.560%             0.250%             0.200%              N/A
The Hartford Balanced Allocation Fund         0.130%               N/A              0.230%            0.770%
 -- Class R5
The Hartford Capital Appreciation Fund        0.660%               N/A              0.180%              N/A
 --Class R5
The Hartford Conservative Allocation          0.150%               N/A              0.320%            0.720%
 Fund -- Class R5
The Hartford Equity Growth Allocation         0.150%               N/A              0.250%            0.860%
 Fund -- Class R5
The Hartford Growth Allocation Fund --        0.130%               N/A              0.240%            0.800%
 Class R5
The Hartford Income Allocation Fund --        0.150%               N/A              0.420%            0.650%
 Class R5
The Hartford Retirement Income Fund --        0.150%               N/A              4.010%            0.700%
 Class R5
The Hartford Target Retirement 2010           0.150%               N/A              1.500%            0.740%
 Fund --Class R5
The Hartford Target Retirement 2030           0.150%               N/A              1.080%            0.800%
 Fund --Class R5
Thornburg Core Growth Fund -- Class R3        0.780%             0.500%             0.360%              N/A
Thornburg International Value Fund --         0.700%             0.500%             0.410%              N/A
 Class R3
Thornburg Value Fund --Class R3               0.740%             0.500%             0.390%              N/A
UBS Global Allocation Fund -- Class A         0.680%             0.250%             0.200%            0.020%
UBS U.S. Allocation Fund -- Class A           0.460%             0.250%             0.210%              N/A
Van Kampen Comstock Fund -- Class A           0.370%             0.250%             0.160%              N/A
Van Kampen Equity and Income Fund --          0.350%             0.250%             0.160%              N/A
 Class A
Van Kampen Growth and Income Fund --          0.350%             0.250%             0.170%              N/A
 Class A
Van Kampen Small Cap Growth Fund --           0.800%             0.250%             0.420%              N/A
 Class A
Victory Diversified Stock Fund --             0.590%               N/A              0.450%              N/A
 Class A
Victory Small Company Opportunity Fund        0.850%               N/A              0.520%              N/A
 --Class A
AIM EQUITY FUNDS
AIM Capital Development Fund -- Class         0.650%             0.250%             0.300%            0.010%
 A

                                                             CONTRACTUAL         NET TOTAL
                                          TOTAL ANNUAL        FEE WAIVER           ANNUAL
                                           OPERATING        AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         EXPENSES
--------------------------------------  ------------------------------------------------------
Templeton Developing Markets Trust --         1.860%               N/A              1.860%
 Class A
Templeton Foreign Fund --Class A              1.160%               N/A              1.160%
Templeton Growth Fund --Class A               1.010%               N/A              1.010%
The Hartford Balanced Allocation Fund         1.130%               N/A              1.130% (55)
 -- Class R5
The Hartford Capital Appreciation Fund        0.840%               N/A              0.840% (56)
 --Class R5
The Hartford Conservative Allocation          1.190%               N/A              1.190% (57)
 Fund -- Class R5
The Hartford Equity Growth Allocation         1.260%               N/A              1.260% (58)
 Fund -- Class R5
The Hartford Growth Allocation Fund --        1.170%               N/A              1.170% (59)
 Class R5
The Hartford Income Allocation Fund --        1.220%               N/A              1.220% (60)
 Class R5
The Hartford Retirement Income Fund --        4.860%               N/A              4.860% (61)
 Class R5
The Hartford Target Retirement 2010           2.390%               N/A              2.390% (62)
 Fund --Class R5
The Hartford Target Retirement 2030           2.030%               N/A              2.030% (63)
 Fund --Class R5
Thornburg Core Growth Fund -- Class R3        1.640%               N/A              1.640% (64)
Thornburg International Value Fund --         1.610%               N/A              1.610% (65)
 Class R3
Thornburg Value Fund --Class R3               1.630%               N/A              1.630% (66)
UBS Global Allocation Fund -- Class A         1.150%               N/A              1.150% (67)
UBS U.S. Allocation Fund -- Class A           0.920%             0.020%             0.900% (68)
Van Kampen Comstock Fund -- Class A           0.780%               N/A              0.780%
Van Kampen Equity and Income Fund --          0.760%               N/A              0.760%
 Class A
Van Kampen Growth and Income Fund --          0.770%               N/A              0.770%
 Class A
Van Kampen Small Cap Growth Fund --           1.470%               N/A              1.470%
 Class A
Victory Diversified Stock Fund --             1.040%               N/A              1.040% (69)
 Class A
Victory Small Company Opportunity Fund        1.370%               N/A              1.370% (69)
 --Class A
AIM EQUITY FUNDS
AIM Capital Development Fund -- Class         1.210%               N/A              1.210% (70)
 A

                                                             DISTRIBUTION
                                                                AND/OR                           ACQUIRED FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEE               FEES*             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
AIM GROWTH SERIES
AIM Basic Value Fund --Class A                0.610%             0.250%             0.290%              N/A
ALGER INSTITUTIONAL FUNDS
Alger Capital Appreciation                    0.810%               N/A              0.420%              N/A
 Institutional Fund -- Class I
Alger MidCap Growth Institutional Fund        0.760%               N/A              0.410%              N/A
 --Class I
AMERICAN CENTURY CAPITAL PORTFOLIOS,
INC.
American Century Equity Income Fund --        0.970%             0.250%               N/A               N/A
 Class A
BLACKROCK SERIES, INC.
BlackRock Small Cap Growth Fund II --         0.700%             0.250%             0.550%              N/A
 Class A
JANUS ADVISER SERIES
Janus Adviser Forty Fund -- Class S           0.640%             0.250%             0.290%            0.010%
Janus Adviser International Growth            0.640%             0.250%             0.310%            0.010%
 Fund -- Class S
Janus Advisor Mid Cap Growth Fund --          0.640%             0.250%             0.430%              N/A
 Class S
INSURANCE COMPANY DEDICATED MUTUAL
FUNDS:
HARTFORD HLS SERIES FUND II, INC.
Hartford Growth Opportunities HLS Fund        0.610%             0.250%             0.030%              N/A
 -- Class IB
Hartford SmallCap Growth HLS Fund --          0.610%             0.250%             0.020%              N/A
 Class IB
Hartford Value Opportunities HLS Fund         0.610%             0.250%             0.030%              N/A
 -- Class IB
HARTFORD SERIES FUND, INC.
Hartford Advisers HLS Fund -- Class IB        0.600%             0.250%             0.030%              N/A
Hartford Dividend and Growth HLS Fund         0.640%             0.250%             0.030%              N/A
 --Class IB
Hartford Global Growth HLS Fund --            0.690%             0.250%             0.040%              N/A
 Class IB
Hartford Global Health HLS Fund --            0.830%             0.250%             0.040%              N/A
 Class IB
Hartford Growth HLS Fund -- Class IA          0.790%               N/A              0.040%              N/A
Hartford Index HLS Fund -- Class IB           0.300%             0.250%             0.030%              N/A
Hartford Money Market HLS Fund --             0.440%             0.250%             0.030%              N/A
 Class IB
Hartford Small Company HLS Fund --            0.670%             0.250%             0.030%              N/A
 Class IB

                                                             CONTRACTUAL         NET TOTAL
                                          TOTAL ANNUAL        FEE WAIVER           ANNUAL
                                           OPERATING        AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         EXPENSES
--------------------------------------  ------------------------------------------------------
AIM GROWTH SERIES
AIM Basic Value Fund --Class A                1.150%               N/A              1.150%
ALGER INSTITUTIONAL FUNDS
Alger Capital Appreciation                    1.230%               N/A              1.230%  (4)
 Institutional Fund -- Class I
Alger MidCap Growth Institutional Fund        1.170%               N/A              1.170%  (4)
 --Class I
AMERICAN CENTURY CAPITAL PORTFOLIOS,
INC.
American Century Equity Income Fund --        1.220%               N/A              1.220%  (9)
 Class A
BLACKROCK SERIES, INC.
BlackRock Small Cap Growth Fund II --         1.500%               N/A              1.500%
 Class A
JANUS ADVISER SERIES
Janus Adviser Forty Fund -- Class S           1.190%             0.030%             1.160% (71)
Janus Adviser International Growth            1.210%               N/A              1.210% (72)
 Fund -- Class S
Janus Advisor Mid Cap Growth Fund --          1.320%             0.160%             1.160% (73)
 Class S
INSURANCE COMPANY DEDICATED MUTUAL
FUNDS:
HARTFORD HLS SERIES FUND II, INC.
Hartford Growth Opportunities HLS Fund        0.890%               N/A              0.890%
 -- Class IB
Hartford SmallCap Growth HLS Fund --          0.880%               N/A              0.880%
 Class IB
Hartford Value Opportunities HLS Fund         0.890%               N/A              0.890%
 -- Class IB
HARTFORD SERIES FUND, INC.
Hartford Advisers HLS Fund -- Class IB        0.880%               N/A              0.880%
Hartford Dividend and Growth HLS Fund         0.920%               N/A              0.920%
 --Class IB
Hartford Global Growth HLS Fund --            0.980%               N/A              0.980%
 Class IB
Hartford Global Health HLS Fund --            1.120%               N/A              1.120%
 Class IB
Hartford Growth HLS Fund -- Class IA          0.830%               N/A              0.830%
Hartford Index HLS Fund -- Class IB           0.580%               N/A              0.580%
Hartford Money Market HLS Fund --             0.720%               N/A              0.720% (74)
 Class IB
Hartford Small Company HLS Fund --            0.950%               N/A              0.950%
 Class IB

                                                             DISTRIBUTION
                                                                AND/OR                           ACQUIRED FUND
                                           MANAGEMENT      SERVICE (12B-1)         OTHER            FEES AND
UNDERLYING FUND:                              FEE               FEES*             EXPENSES          EXPENSES
----------------------------------------------------------------------------------------------------------------
Hartford Total Return Bond HLS Fund --        0.460%             0.250%             0.030%              N/A
 Class IB
JANUS ADVISER SERIES

                                                             CONTRACTUAL         NET TOTAL
                                          TOTAL ANNUAL        FEE WAIVER           ANNUAL
                                           OPERATING        AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                            EXPENSES        REIMBURSEMENT         EXPENSES
--------------------------------------  ------------------------------------------------------
Hartford Total Return Bond HLS Fund --        0.740%               N/A              0.740%
 Class IB
JANUS ADVISER SERIES

* The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

NOTES

(1) There is no guarantee that actual expenses will be the same as those shown in the table.

     Effective July 1, 2007, the Board of Trustees approved a reduced contractual advisory fee schedule for the fund. Pursuant to the new fee schedule, the fund's maximum annual advisory fee rates range from 0.935% (for average net assets up to $250 million) to 0.76% (for average net assets over $10 billion). Management fees have been restated to reflect the new fee schedule.

(2) There is no guarantee that actual expenses will be the same as those shown in the table.

     Effective July 1, 2007, the Board of Trustees approved a reduced contractual advisory fee schedule for the fund. Pursuant to the new fee schedule, the fund's maximum annual advisory fee rates range from 0.935% (for average net assets up to $250 million) to 0.68% (for average net assets over $10 billion). Management fees have been restated to reflect the new fee schedule.

(3) Except as otherwise noted, figures shown in the table are for the year ended December 31, 2007 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table.

     Effective July 1, 2007, the Board of Trustees approved a reduced contractual advisory fee schedule for the Fund. Prior to such date, the Fund's advisor had contractually agreed to waive advisory fees to the same reduced advisory fee schedule. Pursuant to the new fee schedule, the Fund's maximum annual advisory fee rate ranges from 0.745% (for average net assets up to $250 million) to 0.64% ( for average net assets over $10 billion). Management Fees have been restated to reflect the new fee schedule.

(4) Expense ratios we have provided are for the fiscal year ended October 31, 2007.

(5) Other Expenses reflects a 0.38% Administrative Fee paid by each class and approximately 0.01% in trustees', interest and shareholder meeting/proxy expenses incurred during the most recent fiscal year. The Administrative Fee rate is subject to a reduction of 0.025% to the extent the aggregate average daily net assets of the Fund exceed $500 million, an additional 0.025% to the extent the aggregate average daily net assets of the Fund exceed $1 billion, an additional 0.025% to the extent the aggregate average daily net assets of the Fund exceed $2.5 billion, an additional 0.025% to the extent the aggregate average daily net assets of the Fund exceed $5 billion, an additional 0.025% to the extent the aggregate average daily net assets of the Fund exceed $7.5 billion and an additional 0.025% to the extent the aggregate average daily net assets of the Fund exceed $10 billion.

(6) The Fund's Advisory Fee of 0.45% is subject to a reduction of 0.025% on assets in excess of $7.5 billion and an additional 0.025% on assets in excess of $10 billion, each based on the Fund's average daily net assets.

     Other Expenses reflects a 0.34% Administrative Fee and 0.01% in trustees' and shareholder meeting/proxy expenses incurred by each class during the most recent fiscal year. The administrative Fee rate for the Fund is subject to a reduction of 0.025% to the extent the aggregate average daily net assets of the Fund exceed $500 million, an additional 0.025% to the extent the aggregate average daily net assets of the Fund exceed $1 billion, an additional 0.025% to the extent the aggregate average daily net assets of the Fund exceed $2.5 billion, an additional 0.025% to the extent the aggregate average daily net assets of the Fund exceed $5 billion, an additional 0.025% to the extent the aggregate average daily net assets of the Fund exceed $7.5 billion and an additional 0.025% to the extent the aggregate average daily net assets of the Fund exceed $10 billion.

(7) The Fund's advisory fee of 0.60% is subject to a reduction of 0.025% on assets in excess of $3 billion, an additional 0.025% on assets in excess of $4 billion and an additional 0.025% on assets in excess of $5 billion, each based on the Fund's average daily net assets.

     Other Expenses reflects a 0.37% Administrative Fee and approximately 0.01% in trustees' and shareholder meeting/proxy expenses incurred by each class during the most recent fiscal year.

(8) The Fund pays the adviser a single, unified management fee for arranging all services necessary for the Fund to operate. The fee shown is based on assets during the Fund's most recent fiscal year. The Fund has a stepped fee schedule. As a result, the Fund's unified management fee rate generally decreases as assets increase and increases as assets decrease.

(9) The Fund pays the adviser a single, unified management fee for arranging all services necessary for the Fund to operate. The fee shown is based on assets during the Fund's most recent fiscal year. The Fund has a stepped fee schedule. As a result, the Fund's unified management fee rate generally decreases as assets increase and increases as assets decrease.

(10) The Fund pays the adviser a single, unified management fee for arranging all services necessary for the Fund to operate. The fee shown is based on assets during the Fund's most recent fiscal year.

(11) The fund's investment adviser is currently waiving 10% of its management fee. The waiver may be discontinued at any time, in consultation with the fund's board, but it is expected to continue at this level until further review. The fund's investment adviser and board intend to review the waiver as circumstances warrant. In addition, the investment adviser paid a portion of the fund's transfer agent fees for certain R share classes. Management fees, other expenses and total annual fund operating expenses in the table do not reflect any waiver or reimbursement. Information regarding the effect of any waiver/reimbursement on total annual fund operating expenses can be found in the Financial Highlights table in this prospectus and in the fund's annual report.

     Class R-3 12b-1 fees may not exceed .75% of the class' average net assets annually.

(12) The fund's investment adviser is currently waiving 10% of its management fee. The waiver may be discontinued at any time, in consultation with the fund's board, but it is expected to continue at this level until further review. The fund's investment adviser and board intend to review the waiver as circumstances warrant. In addition, the investment adviser paid a portion of the fund's transfer agent fees for certain R share classes. Management fees, other expenses and total annual fund operating expenses in the table do not reflect any waiver or reimbursement. Information regarding the effect of any waiver/reimbursement on total annual fund operating expenses can be found in the Financial Highlights table in this prospectus and in the fund's annual report.

     Class R-3 12b-1 fees may not exceed .75% of the class' average net assets annually.

(13) The fund's investment adviser is currently waiving 10% of its management fee. The waiver may be discontinued at any time, in consultation with the fund's board, but it is expected to continue at this level until further review. The fund's investment adviser and board intend to review the waiver as circumstances warrant. In addition, the investment adviser paid a portion of the fund's transfer agent fees for certain R share classes. Management fees, other expenses and total annual fund operating expenses in the table do not reflect any waiver or reimbursement. Information regarding the effect of any waiver/reimbursement on total annual fund operating expenses can be found in the Financial Highlights table in this prospectus and in the fund's annual report.

     Class R-3 12b-1 fees may not exceed .75% of the class' average net assets annually.

(14) The fund's investment adviser is currently waiving 10% of its management fee. The waiver may be discontinued at any time, in consultation with the fund's board, but it is expected to continue at this level until further review. The fund's investment adviser and board intend to review the waiver as circumstances warrant. In addition, the investment adviser paid a portion of the fund's transfer agent fees for certain R share classes. Management fees, other expenses and total annual fund operating expenses in the table do not reflect any waiver or reimbursement. Information regarding the effect of any waiver/reimbursement on total annual fund operating expenses can be found in the Financial Highlights table in this prospectus and in the fund's annual report.

     Class R-3 12b-1 fees may not exceed .75% of the class' average net assets annually.

(15) The fund's investment adviser is currently waiving 10% of its management fee. The waiver may be discontinued at any time, in consultation with the fund's board, but it is expected to continue at this level until further review. The fund's investment adviser and board intend to review the waiver as circumstances warrant. In addition, the investment adviser paid a portion of the fund's transfer agent fees for certain R share classes. Management fees, other expenses and total annual fund operating expenses in the table do not reflect any waiver or reimbursement. Information regarding the effect of any waiver/reimbursement on total annual fund operating expenses can be found in the Financial Highlights table in this prospectus and in the fund's annual report.

     Class R-3 12b-1 fees may not exceed .75% of the class' average net assets annually.

(16) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets shown in the Fund's most recent annual report, which does not include Acquired Fund Fees and Expenses.

(17) Effective September 24, 2007, BlackRock Advisors, LLC has contractually agreed to waive and/or reimburse fees and/or expenses with respect to Core Fund in order to limit expenses excluding interest expense, acquired fund fees and expenses and certain other expenses) as a percentage of average daily net assets allocated to Investor A Shares as follows: 1.11% of average daily net assets until October 31, 2008 and thereafter unless BlackRock Advisors, LLC notifies Core Fund of the termination of the waiver and/or expense reimbursement agreement or unless the agreement is terminated by a vote of the Board of Directors of the Corporation.

(18) BlackRock has contractually agreed to waive or reimburse fees or expenses in order to limit expenses to 1.35% excluding interest expense, acquired fund fees and expenses and certain other fund expenses) of average daily net assets until February 1, 2009.

(19) The Transfer Agent has voluntarily agreed to waive a portion of its fees (which are included in other expenses), for accounts other than omnibus accounts, so that transfer agent fees (exclusive of out-of-pocket expenses and sub-transfer agent fees) will not exceed 0.02% annually. If this fee waiver were reflected in this table, other expenses would be 0.14% for all share classes, and total annual Fund operating expenses would be 1.23%, for Class A. The Transfer Agent, at its discretion, may revise or discontinue this arrangement at any time.

(20) The 0.01% amount noted in "Other expenses" reflects expenses of the non-interested Board members.

     Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board members (including counsel fees).

(21) Through February 28, 2010, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the fund to the extent necessary to maintain the fund's total operating expenses at 1.12% for Class A shares. Excludes certain expenses such as extraordinary expenses, taxes, brokerage and interest.

(22) Management Fee for DWS Global Thematic Fund includes a .10% administrative fee.

(23) Reflects the Fund's portion of the fees and expenses allocated to Boston Income Portfolio in connection with its investment in another investment company (Cash Management Portfolio) for cash management purposes.

     The investment advisory fee of Boston Income Portfolio was reduced by its allocable portion of Cash Management Portfolio's advisory fee.

     Expense data is form March 1, 2008 Eaton Vance prospectus.

(24) Reflects the Fund's portion of the fees and expenses allocated to Worldwide Health Sciences Portfolio in connection with its investment in another investment company (Cash Management Portfolio) for cash management purposes.

     The investment advisory fee of Worldwide Health Sciences Portfolio was reduced by its allocable portion of Cash Management Portfolio's advisory fee.

     Eaton Vance Dividend Builder Fund Prospectus dated: May 1, 2007

     Eaton Vance Income Fund of Boston Prospectus dated: March 1, 2007

     Eaton Vance Large Cap Value Fund Prospectus dated: May 1, 2007

     Eaton Vance Worldwide Health Sciences Fund Prospectus dated: January 1,
     2008

     All information is valid as of Prospectus date and is subject to change at any time without notification.

(25) The Fund's investment advisor may voluntarily waive its fees and/or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund's investment advisor may cease these voluntary waivers and/or reimbursements at any time. The Total Annual Fund Operating Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary fee waivers and/or expense reimbursements, Total Annual Fund Operating Expenses were 0.74% for Class
     A. Per prospectus, September 1, 2007, as supplemented October 1, 2007.

(26) The Fund's investment advisor may voluntarily waive its fees and/or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund's investment advisor may cease these voluntary waivers and/or reimbursements at any time. The Total Annual Fund Operating Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary fee waivers and/or expense reimbursements, Total Annual Fund Operating Expenses were 0.74% for Class
     A. Per prospectus, September 1, 2007, as supplemented October 1, 2007.

(27) The percentages shown are based on expenses for the entire fiscal year ended October 31, 2006. However, the rate at which expenses are accrued during the fiscal year may not be constant and, at any particular point, may be greater or less than the stated average percentage. Although not obligated to do so (except as discussed below), the Adviser, distributor and shareholder services provider waived and/or elected not to charge certain amounts. These are shown below along with the net expenses the Fund actually paid for the fiscal year ended October 31, 2007.

     Total Waivers and Reduction of Fund Expenses: 0.48%

     Total Actual Annual Fund Operating Expenses (after waivers and reduction):
     1.96%

     The contractual investment advisory fee is 1.425%. The Adviser voluntarily waived a portion of the management fee. The Adviser can terminate this voluntary waiver at any time. The management fee paid by the Fund (after the voluntary waiver) was 1.28% for the fiscal year ended October 31, 2007.

     A portion of the distribution (12b-1) fee has been voluntarily waived. This voluntary waiver can be terminated at any time. The distribution (12b-1) fee paid by the Fund (after the voluntary waiver) was 0.18% for the fiscal year ended October 31, 2007.

     Includes a shareholder services fee/account administration fee which is used to compensate intermediaries for shareholder services or account administrative services. Also includes a recordkeeping fee, which is used to compensate intermediaries for recordkeeping services. The shareholder services provider voluntarily elected not to charge, and therefore the Fund did not accrue, a portion of its fee. The shareholder services provider can terminate this voluntary reduction at any time. Total other expenses paid by the Fund (after the voluntary reduction) were 0.49% for the fiscal year ended October 31, 2007.

     The Adviser and its affiliates have voluntarily agreed to waive their fees and/or reimburse expenses (including the distribution (12b-1) fee) so that the total operating expenses paid by the Fund (after the voluntary waivers, reimbursements and/or reductions) will not exceed 1.95% for the fiscal year ending October 31, 2008. Although these actions are voluntary, the Adviser and its affiliates have agreed not to terminate these waivers and/or reimbursements until after December 31, 2008.

(28) Note: The percentages shown above have been rounded to the nearest 1/100th of a percent (i.e., 2 decimal places) to comply with applicable regulatory requirements. As discussed in Note 2 below, the Adviser has agreed to reduce its management fee to 0.4975%, a number rounded to the nearest 1/10,000th of a percent (i.e., four decimal places). To ensure consistent disclosure, the percentages used in Notes 1 through Note 5 below have been rounded to the nearest 1/10,000th of a percent. For comparison purposes, the "Other Expenses," "Total Direct Annual Fund Operating Expenses," Acquired Fund Fees and Expenses" and "Total Direct and Acquired Annual Fund Operating Expenses" shown above are as follows when rounded to four decimal places:

     Other Expenses 0.5276%

     Total Direct Annual Fund Operating Expenses 1.2776%

     Acquired Fund Fees and Expenses 0.0100%

     Total Direct and Acquired Annual Fund Operating Expenses 1.2876%

     The percentages shown are based on expenses for the entire fiscal year ended October 31, 2007. However, the rate at which expenses are accrued during the fiscal year may not be constant and, at any particular point, may be greater or less than the stated average percentage. Although not obligated to do so (except as discussed below), the Adviser and shareholder services provider waived, reimbursed and/or elected not to charge certain amounts. These are shown below along with the net expenses the Fund actually paid for the fiscal year ended October 31, 2006.

     Total Waiver, Reimbursement and Reduction of Fund Expenses: 0.2937%

     Total Actual Annual Fund Operating Expenses (after waiver, reimbursement and reduction): 0.9939%

     Pursuant to a settlement with the New York Attorney General, the Adviser has agreed to waive management fees in compliance with Assurance of Discontinuance dated November 17, 2005. The net management fee was reduced to 0.4975% effective January 1, 2006 and may not be increased until after December 31, 2010. As a separate matter, beginning January 1, 2006, although not obligated to do so, the Adviser waived the amount, if any, by which the Fund's aggregate annual operating expenses exceeded 0.9949%. The Adviser can terminate this voluntary waiver at any time.

     Includes a shareholder services fee/account administration fee which is used to compensate intermediaries for shareholder services or account administrative services. Also includes a recordkeeping fee, which is used to compensate intermediaries for recordkeeping services. The shareholder services provider voluntarily reimbursed a portion of its fee. Additionally, the shareholder services provider voluntarily elected not to charge, and therefore the Fund did not accrue, a portion of its fee. The shareholder services provider can terminate this voluntary reimbursement and reduction at any time. Total other expenses paid by the Fund (after the voluntary reimbursement and reduction) were 0.4959% for the fiscal year ended October 31, 2007.

     The Adviser and its affiliates have voluntarily agreed to waive their fees and/or reimburse expenses so that the total operating expenses (excluding Acquired Fund Fees and Expenses) paid by the Fund's Class A Shares (after the voluntary waivers and reimbursements) will not exceed 0.9949% for the fiscal year ending October 31, 2008. Although these actions are voluntary, the Adviser and its affiliates have agreed not to terminate these waivers and/or reimbursements until after December 31, 2008.

(29) A portion of the fund's management fee is based on performance relative to a securities index. As a result, beginning October 1, 2008, the current management fee rate and total expense ratio may be higher or lower than the rate disclosed above. See the Fund Management section for additional details. FMR has voluntarily agreed to reimburse, Class T, of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed the following rates:

     Class T

     Advisor Dynamic Capital Appreciation 1.50% 2/1/05

     These arrangements may be discontinued by FMR at any time.

(30) FMR has voluntarily agreed to reimburse Class T, of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed the following rates:

     Class T

     Advisor Leveraged Company Stock 1.55%

     These arrangements may be discontinued by FMR at any time.

(31) The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's board of trustees and an exemptive order by the Securities and Exchange Commission.

     This is the Management Fee Reduction. The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's board of trustees and an exemptive order by the Securities and Exchange Commission.

     Net annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

(32) The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's board of trustees and an exemptive order by the Securities and Exchange Commission. For the fiscal year ended September 30, 2007, this fee reduction was less than 0.01% of the Fund's average net assets.

(33) The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's board of trustees and an exemptive order by the Securities and Exchange Commission.

     This is the Management Fee Reduction. The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's board of trustees and an exemptive order by the Securities and Exchange Commission.

     Net annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

(34) For the fiscal years ended December 31, 2006 and 2007, the Fund's manager had agreed in advance to limit its asset allocation fees and to assume as its own expense certain expenses otherwise payable by the Fund so that total annual operating expenses, excluding acquired fund fees and expenses, do not exceed 0.50% for Class A. The manager also had agreed in advance to reduce its fees to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. Without these reductions, total annual fund operating expenses, including acquired fund fees and expenses, were 1.37% for Class A for the fiscal year ended December 31, 2006. After April 30, 2008, the manager may end this arrangement at any time upon notice to the Fund's board of trustees. The manager, however, is required by the Fund's board of trustees and an exemptive order by the Securities and Exchange Commission to reduce its fee if the Fund invests in a Franklin Templeton money fund.

(35) The "Other Expenses" and "Total Fund Operating Expenses" shown in the table above do not reflect voluntary expense limitation Agreements currently in place with respect to the Fund. The Fund's "Other Expenses" and "Total Fund Operating Expenses," after application of current expense limitation agreements, are as set forth below. These expense limitation agreements may be modified or terminated at any time at the option of the Investment Adviser and without shareholder approval. If this occurs, the "Other Expenses" and "Total Fund Operating Expenses" shown below would be higher.

     Management Fees: 0.54%, Distribution (12b1) Fees: 0.25%, Other Expenses:
     0.16%, Total Fund Operating Expenses: 0.95% as of 12/31/2007.

(36) The "Other Expenses" and "Total Fund Operating Expenses" shown in the table above do not reflect voluntary expense limitation Agreements currently in place with respect to the Fund. The Fund's "Other Expenses" and "Total Fund Operating Expenses," after application of current expense limitation agreements, are as set forth below. These expense limitation agreements may be modified or terminated at any time at the option of the Investment Adviser and without shareholder approval. If this occurs, the "Other Expenses" and "Total Fund Operating Expenses" shown below would be higher.

     Management Fees: 0.69%, Distribution (12b1) Fees: 0.25%, Other Expenses:
     0.18%, Total Fund Operating Expenses: 1.12% as of 12/31/2007.

(37) The "Other Expenses" and "Total Fund Operating Expenses" shown in the table above do not reflect voluntary expense limitation Agreements currently in place with respect to the Fund. The Fund's "Other Expenses" and "Total Fund Operating Expenses," after application of current expense limitation agreements, are as set forth below. These expense limitation agreements may be modified or terminated at any time at the option of the Investment Adviser and without shareholder approval. If this occurs, the "Other Expenses" and "Total Fund Operating Expenses" shown below would be higher.

     Management Fees: 071%, Distribution (12b1) Fees: 0.25%, Other Expenses:
     023%, Total Fund Operating Expenses: 1.19% as of 12/31/2007.

(38) The "Other Expenses" and "Total Fund Operating Expenses" shown in the table above do not reflect voluntary expense limitation Agreements currently in place with respect to the Fund. The Fund's "Other Expenses" and "Total Fund Operating Expenses," after application of current expense limitation agreements, are as set forth below. These expense limitation agreements may be modified or terminated at any time at the option of the Investment Adviser and without shareholder approval. If this occurs, the "Other Expenses" and "Total Fund Operating Expenses" shown below would be higher.

     Management Fees: 0.99%, Distribution (12b1) Fees: 0.25%, Other Expenses:
     023%, Total Fund Operating Expenses: 1.47% as of 12/31/2007.

(39) Regarding the Ivy Global Natural Resources Fund, IFDI, the Fund's distributor, and WRSCO, the Fund's transfer agent, have voluntarily agreed to waive expenses for Class Y shares so that the total annual fund operating expenses does not exceed .20%. IFDI and WRSCO may change or terminate this waiver at any time.

(40) Regarding the Ivy Large Cap Growth Fund, through July 31, 2008, IFDI, the Fund's distributor, and WRSCO, the Fund's transfer agent, have contractually agreed to reimburse sufficient 12b-1 and/or shareholder servicing fees to cap the expenses for the Fund's Class A shares at 1.15% and for the Fund's Class Y shares at 1.06%.

(41) Excludes certain non-recurring restructuring (and reorganization, if applicable) fees that were incurred by the Fund during the period.

     Annualized.For the period April 30, 2007 (inception date) August 31, 2007.

     Legg Mason Partners Aggressive Growth Fund Management Fee Breakpoints:

First $1 billion               0.750%
Next $1 billion                0.725%
Next $3 billion                0.700%
Next $5 billion                0.675%
Over $10 billion               0.650%

(42) Each LifePath Portfolio invests all of its assets in a separate mutual fund, called a Master Portfolio, that has a substantially identical investment objective as each respective LifePath Portfolio. Barclays Global Fund Advisors ("BGFA"), the investment advisor to the Master Portfolio, has contractually agreed to waive its management fee at the Master Portfolio level in an amount equal to the advisory fees and administration fees, if any, charged to the underlying funds that the Master Portfolio invests through April 30, 2009. The Master Portfolio is a fund-of-funds structure.

     Includes LifePath Portfolio's pro rata share of the fees and expenses incurred by investing in the underlying funds of the Master Portfolio.

     BGFA and Barclays Global Investors, the administrator to the LifePath Portfolio, as applicable, have contractually agreed to reimburse, or provide offsetting credits to, the LifePath Portfolio and Master Portfolio for certain administrative expenses through April 30, 2009.

(43) MFS has agreed in writing to reduce its management fee to 0.30% annually until at least February 28, 2009. In addition, MFS has agreed in writing to bear the fund's expenses such that Total Expenses, determined without giving effect to the expense offset arrangement described above, do not exceed 0.80% annually for Class R4 shares. This written agreement excludes taxes, extraordinary expenses, brokerage and transaction costs and investment-related expenses, and will continue until modified by the Fund's Board of Trustees.

(44) MFS has agreed in writing to bear the fund's expenses such that Other Expenses, determined without giving effect to the expense offset arrangement described above, do not exceed 0.45% for Class R4 shares. This written agreement excludes management fees, distribution and service fees, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses, and will continue until at least November 30, 2008.

(45) MFS has agreed in writing to reduce it management fee to 0.35% annually until modified by the Fund's Board of Trustees. In addition, MFS has agreed in writing to further reduce its management fee to 0.30% annually until at least February 28, 2009.

(46) MFS has agreed in writing to reduce its management fee to 0.53% annually between $7.5 billion and $10 billion, 0.50% annually between $10 billion and $12.5 billion, and 0.45% annually in excess of $12.5 billion until at least December 1, 2012.

(47) Other Expenses reflect an administrative fee of 0.40%.

(48) Estimated Ratio of Underlying Expenses: 0.06%

     Acquired fund fees and expenses include fees and expenses incurred indirectly by the fund as a result of its investment in other companies. Amount shown due mainly to investment in a business development company, a type of investment company. Total annual fund operating expenses in the table may be higher than the corresponding ratio of expenses to average net assets shown in the "Financial highlights" section, which does not include acquired fund fees and expenses.

(49) "Total Annual Fund Operating Expenses" includes the amount from Acquired Fund Operating Expenses" column, which is an estimate of expenses attributable to the fund's investments in other investment companies, based on the total annual fund operating expenses of such companies as reported in their most recent shareholder reports (net of any applicable expense limitations). These indirect expenses will vary from time to time depending on the fund's investments in other investment companies and their operating expenses.

(50) "Other expenses" includes estimated expenses attributable to the fund's investments in other investment companies that the fund bears indirectly.

(51) In order to further limit expenses, Putnam Management has agreed to waive fees and reimburse expenses of the funds (i) pursuant to an additional contractual waiver in effect for the Putnam Small Cap Growth Fund to the extent necessary to ensure that the expenses of the fund (exclusive of brokerage, interest, taxes, extraordinary expenses, and payments under the fund's distribution plan) would not exceed 1.30% of the fund's average net assets and (ii) to the extent necessary to ensure that the fund pays total fund operating expenses at an annual rate that does not exceed the simple average of the expenses of a custom group of competitive funds selected by Lipper Inc. based on the size of the fund. For these purposes, total fund operating expenses of both the fund and the Lipper custom group average are calculated without giving effect to 12b-1 fees or any expense offset and brokerage service arrangements that may reduce fund expenses. The expense limitation that resulted in the greatest reduction in expenses of the fund at the end of each applicable period for the fund was applied to the fund for that period. During the year ended December 31, 2007 these limitations decreased expenses of the Putnam Small Cap Growth Fund by an additional 0.05%.

(52) The investment manager and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until May 31, 2008, unless sooner terminated at the discretion of the Fund's Board. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding fees and expenses of acquired funds), before giving effect to any performance incentive adjustment, will not exceed 1.55% for Class R3.

(53) The direct operating expenses of each class, other than 12b-1 fees, are expected to be paid for by the acquired funds in which it invests.

(54) The direct operating expenses of each class, other than 12b-1 fees, are expected to be paid for by the acquired funds in which it invests.

     Expenses have been restated to reflect current fees. The actual 12b-1 fee expenses were 0.49% during the last fiscal year for the 2040 fund.

(55) "Other Expenses" include transfer agent fees, custodial fees, accounting, legal and other expenses, restated to reflect current fees. "Other Expenses" also include an administrative services fee for third-party recordkeeping services that is payable as a percentage of net assets in the amount of up to 0.10% for Class R5 shares.

     Hartford Investment Financial Services, LLC ("HIFSCO") has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions and expenses and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for Class R5 shares at 1.18%. In addition, Hartford Administrative Services Company ("HASCO"), the fund's transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year. Each contractual arrangement will remain in effect until February 28, 2009, and shall renew automatically for one-year terms unless HIFSCO or HASCO, respectively, provides written notice of termination of the expense reimbursement agreements to the Board of Directors of the fund.

(56) "Other Expenses" include transfer agent fees, custodial fees, accounting, legal and other expenses, restated to reflect current fees. "Other Expenses" also include an administrative services fee for third-party recordkeeping services that is payable as a percentage of net assets in the amount of up to 0.10% for Class R5 shares.

     HIFSCO has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for Class R5 shares at 0.94%. In addition, HASCO, the fund's transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year. Each contractual arrangement will remain in effect until February 28, 2009, and shall renew automatically for one-year terms unless HIFSCO or HASCO, respectively, provides written notice of termination of the expense reimbursement agreements to the Board of Directors of the fund.

(57) "Other Expenses" include transfer agent fees, custodial fees, accounting, legal and other expenses, restated to reflect current fees. "Other Expenses" also include an administrative services fee for third-party recordkeeping services that is payable as a percentage of net assets in the amount of up to 0.10% for Class R5 shares.

     HIFSCO has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for Class R5 shares at 1.18%. In addition, HASCO, the fund's transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year. Each contractual arrangement will remain in effect until February 28, 2009, and shall renew automatically for one-year terms unless HIFSCO or HASCO, respectively, provides written notice of termination of the expense reimbursement agreements to the Board of Directors of the fund.

(58) "Other Expenses" include transfer agent fees, custodial fees, accounting, legal and other expenses, restated to reflect current fees. "Other Expenses" also include an administrative services fee for third-party recordkeeping services that is payable as a percentage of net assets in the amount of up to 0.10% for Class R5 shares.

     HIFSCO has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for Class R5 shares at 1.25%. In addition, HASCO, the fund's transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year. Each contractual arrangement will remain in effect until February 28, 2009, and shall renew automatically for one-year terms unless

     HIFSCO or HASCO, respectively, provides written notice of termination of the expense reimbursement agreements to the Board of Directors of the fund.

(59) "Other Expenses" include transfer agent fees, custodial fees, accounting, legal and other expenses, restated to reflect current fees. "Other Expenses" also include an administrative services fee for third-party recordkeeping services that is payable as a percentage of net assets in the amount of up to 0.10% for Class R5 shares.

     HIFSCO has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for Class R5 shares at 1.21%. In addition, HASCO, the fund's transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year. Each contractual arrangement will remain in effect until February 28, 2009, and shall renew automatically for one-year terms unless HIFSCO or HASCO, respectively, provides written notice of termination of the expense reimbursement agreements to the Board of Directors of the fund.

(60) "Other Expenses" include transfer agent fees, custodial fees, accounting, legal and other expenses, restated to reflect current fees. "Other Expenses" also include an administrative services fee for third-party recordkeeping services that is payable as a percentage of net assets in the amount of up to 0.10% for Class R5 shares.

     HIFSCO has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for Class R5 shares at 0.99%. In addition, HASCO, the fund's transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year. Each contractual arrangement will remain in effect until February 28, 2009, and shall renew automatically for one-year terms unless HIFSCO or HASCO, respectively, provides written notice of termination of the expense reimbursement agreements to the Board of Directors of the fund.

(61) "Other Expenses" include transfer agent fees, custodial fees, accounting, legal and other expenses, restated to reflect current fees. "Other Expenses" also include an administrative services fee for third-party recordkeeping services that is payable as a percentage of net assets in the amount of up to 0.10% for Class R5 shares.

     HIFSCO has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for Class R5 shares at 1.00%. In addition, HASCO, the fund's transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year. Each contractual arrangement will remain in effect until February 28, 2009, and shall renew automatically for one-year terms unless HIFSCO or HASCO, respectively, provides written notice of termination of the expense reimbursement agreements to the Board of Directors of the fund.

(62) "Other Expenses" include transfer agent fees, custodial fees, accounting, legal and other expenses, restated to reflect current fees. "Other Expenses" also include an administrative services fee for third-party recordkeeping services that is payable as a percentage of net assets in the amount of up to 0.10% for Class R5 shares.

     HIFSCO has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for Class R5 shares at 1.05%. In addition, HASCO, the fund's transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year. Each contractual arrangement will remain in effect until February 28, 2009, and shall renew automatically for one-year terms unless HIFSCO or HASCO, respectively, provides written notice of termination of the expense reimbursement agreements to the Board of Directors of the fund.

(63) "Other Expenses" include transfer agent fees, custodial fees, accounting, legal and other expenses, restated to reflect current fees. "Other Expenses" also include an administrative services fee for third-party recordkeeping services that is payable as a percentage of net assets in the amount of up to 0.10% for Class R5 shares.

     HIFSCO has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for Class R5 shares at 1.15%. In addition, HASCO, the fund's transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year. Each contractual arrangement will remain in effect until February 28, 2009, and shall renew automatically for one-year terms unless HIFSCO or HASCO, respectively, provides written notice of termination of the expense reimbursement agreements to the Board of Directors of the fund.

(64) The Fund's Rule 12b-1 Plans for Class R3 shares provide for maximum annual payments of 1.00%. The Trustees have limited payments by the Fund for Class R3 shares to 0.50% for the current fiscal year. A portion of the Fund's expenses may be used to pay third parties that provide administrative and recordkeeping services to retirement accounts invested in the Fund. Thornburg Investment Management, Inc. has contractually agreed to waive fees and reimburse expenses incurred by the Fund through at least October 31, 2008 so that actual Class R3 expenses do not exceed 1.50%

(65) The Fund's Rule 12b-1 Plans for Class R3 shares provide for maximum annual payments of 1.00%. The Trustees have limited payments by the Fund for Class R3 shares to 0.50% for the current fiscal year. A portion of the Fund's expenses may be used to pay third parties that provide administrative and recordkeeping services to retirement accounts invested in the Fund. Thornburg Investment Management, Inc. has contractually agreed to waive fees and reimburse expenses incurred by the Fund through at least October 31, 2008 so that actual Class R3 expenses do not exceed 1.45%

(66) The Fund's Rule 12b-1 Plans for Class R3 shares provide for maximum annual payments of 1.00%. The Trustees have limited payments by the Fund for Class R3 shares to 0.50% for the current fiscal year. A portion of the Fund's expenses may be used to pay third parties that provide administrative and recordkeeping services to retirement accounts invested in the Fund. Thornburg Investment Management, Inc. has contractually agreed to waive fees and reimburse expenses incurred by the Fund through at least October 31, 2008 so that actual Class R3 expenses do not exceed 1.35%

(67) Acquired fund fees and expenses is the amount of the Fund's proportionate share of the fees and expenses of other investment companies that the Fund indirectly pays as a result of its investment in the investment companies.

(68) The fund and UBS Global AM have entered into a written agreement, separate from UBS Global AM's investment advisory agreement with the fund, whereby UBS Global AM has agreed to permanently reduce its management fee based on the fund's average daily net assets to the following rates: $0 to $250 million 0.50%; in excess of $250 million up to $500 million 0.45%; in excess of $500 million up to $2 billion 0.40%; and over $2 billion 0.35%.

(69) Other expenses includes a shareholder servicing fee of 0.25%.

     There is a 0.25% Shareholder Servicing Fee on Class A shares.

(70) There is no guarantee that actual expenses will be the same as those shown in the table.

(71) Included in Other Expenses is an administrative services fee of 0.25% of the average daily net assets of Class S Shares to compensate Janus Services LLC for providing, or arranging for the provision of, recordkeeping, subaccounting, and administrative services to retirement or pension plan participants or other underlying investors investing through institutional channels.

     The "Management Fee" is the investment advisory fee rate paid by each Fund to Janus Capital as of the end of the fiscal year. For Worldwide Fund this fee may go up or down monthly based on the Fund's performance relative to its benchmark index.

     "Acquired Fund" means any underlying fund (including, but not limited to, exchange-traded funds) in which a Fund invests or has invested during the period. Total Annual Fund Operating Expenses shown may not correlate to each Fund's ratio of gross expenses to average net assets appearing in the Financial Highlights tables, which reflect the operating expenses of a Fund and does not include Acquired Fund fees and expenses. Amounts less than 0.01%, if applicable, are included in Other Expenses.

     Includes short sales dividend expenses in "Other Expenses".

(72) Included in Other Expenses is an administrative services fee of 0.25% of the average daily net assets of Class S Shares to compensate Janus Services LLC for providing, or arranging for the provision of, recordkeeping, subaccounting, and administrative services to retirement or pension plan participants or other underlying investors investing through institutional channels.

     The "Management Fee" is the investment advisory fee rate paid by each Fund to Janus Capital as of the end of the fiscal year. For Worldwide Fund this fee may go up or down monthly based on the Fund's performance relative to its benchmark index.

     "Acquired Fund" means any underlying fund (including, but not limited to, exchange-traded funds) in which a Fund invests or has invested during the period. Total Annual Fund Operating Expenses shown may not correlate to each Fund's ratio of gross expenses to average net assets appearing in the Financial Highlights tables, which reflect the operating expenses of a Fund and does not include Acquired Fund fees and expenses. Amounts less than 0.01%, if applicable, are included in Other Expenses.

(73) Annual Fund Operating Expenses are stated both with and without contractual expense waivers by Janus. Janus has contractually agreed to waive certain Fund's total operating expenses (excluding the distribution and shareholder servicing fees, administrative services fee, brokerage commissions, interest, dividends, taxes, and extraordinary expenses) to certain limits until at least December 1, 2009. The expense waivers shown reflect the application of such limits.

     Included in Other Expenses is an administrative services fee of 0.25% of the average daily net assets of Class S Shares to compensate Janus Services LLC for providing, or arranging for the provision of, recordkeeping, subaccounting, and administrative services to retirement or pension plan participants or other underlying investors investing through institutional channels.

     The "Management Fee" is the investment advisory fee rate paid by each Fund to Janus Capital as of the end of the fiscal year. For Worldwide Fund this fee may go up or down monthly based on the Fund's performance relative to its benchmark index.

(74) Effective January 1, 2007, HL Advisors has voluntarily agreed to waive a portion of its management fees until December 31, 2008. While such waiver is in effect, using the most recent fiscal year average net assets, the management fee is 0.39% and the total annual operating expenses are 0.67%.

EXAMPLE

    THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THE EXAMPLES REFLECT A DEDUCTION FOR ANY CONTINGENT DEFERRED SALES CHARGE, ANNUAL MAINTENANCE FEE, MAXIMUM SEPARATE ACCOUNT ANNUAL EXPENSES AT EACH EXPENSE LEVEL AND THE HIGHEST TOTAL ANNUAL FUND OPERATING EXPENSES OF THE UNDERLYING FUNDS. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF ANY APPLICABLE PREMIUM TAXES, INCOME TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT. THE EXAMPLES DO NOT REFLECT ANY DEDUCTION FOR CONTRACT OWNER DIRECTED PLAN RELATED EXPENSES. IF A DEDUCTION FOR PLAN RELATED EXPENSES APPLIED, EXPENSES WOULD BE HIGHER.

    THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. IN THE FOLLOWING EXAMPLE TABLE, HARTFORD ASSUMES A CONTRACT VALUE OF $10,000 TO ILLUSTRATE THE CHARGES THAT WOULD BE DEDUCTED. THE EXAMPLES ASSUME THE ANNUAL MAINTENANCE FEE WILL ALWAYS BE DEDUCTED IF THE CONTRACT OR PARTICIPANT ACCOUNT IS SURRENDERED. WE CHANGE THE ANNUAL MAINTENANCE FEE FOR A $10,000 CONTRACT VALUE INTO A PERCENTAGE TO MORE EASILY CALCULATE THE CHARGES. THE PERCENTAGE WE USE IS 0.30%.

    THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUMES THE HIGHEST TOTAL ANNUAL FUND OPERATING EXPENSES. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

     EXAMPLE -- 1.25% PROGRAM AND ADMINISTRATION CHARGE

     (1) If you Surrender your Contract at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (2) If you annuitize at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (3) If you do not Surrender your Contract:

1 year
3 years
5 years
10 years

     EXAMPLE -- 1.05% PROGRAM AND ADMINISTRATIVE CHARGE

     (1) If you Surrender your Contract at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (2) If you annuitize at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (3) If you do not Surrender your Contract:

1 year
3 years
5 years
10 years

     EXAMPLE -- 0.85% PROGRAM AND ADMINISTRATION CHARGE

     (1) If you Surrender your Contract at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (2) If you annuitize at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (3) If you do not Surrender your Contract:

1 year
3 years
5 years
10 years

     EXAMPLE -- 0.75% PROGRAM AND ADMINISTRATIVE CHARGE

     (1) If you Surrender your Contract at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (2) If you annuitize at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (3) If you do not Surrender your Contract:

1 year
3 years
5 years
10 years

     EXAMPLE -- 0.65% PROGRAM AND ADMINISTRATION CHARGE

     (1) If you Surrender your Contract at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (2) If you annuitize at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (3) If you do not Surrender your Contract:

1 year
3 years
5 years
10 years

     EXAMPLE -- 0.50% PROGRAM AND ADMINISTRATION CHARGE

     (1) If you Surrender your Contract at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (2) If you annuitize at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (3) If you do not Surrender your Contract:

1 year
3 years
5 years
10 years

     EXAMPLE -- 0.35% PROGRAM AND ADMINISTRATION CHARGE

     (1) If you Surrender your Contract at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (2) If you annuitize at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (3) If you do not Surrender your Contract:

1 year
3 years
5 years
10 years

     EXAMPLE -- 0.15% PROGRAM AND ADMINISTRATIVE CHARGE

     (1) If you Surrender your Contract at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (2) If you annuitize at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (3) If you do not Surrender your Contract:

1 year
3 years
5 years
10 years

     EXAMPLE -- 0.00% PROGRAM AND ADMINISTRATION CHARGE

     (1) If you Surrender your Contract at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (2) If you annuitize at the end of the applicable time period:

1 year
3 years
5 years
10 years

     (3) If you do not Surrender your Contract:

1 year
3 years
5 years
10 years

CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

    When Contributions are credited to your Sub-Accounts, they are converted into Accumulation Units by dividing the amount of your Contributions, minus any Premium Taxes, by the Accumulation Unit Value for that day. For more information on how Accumulation Unit Values are calculated see "How do I know what my Participant Account is worth?". Please refer to Appendix I for information regarding Accumulation Unit Values. Accumulation Unit Values may be obtained, free of charge, by calling us at 1-800-528-9009.

                                    SUMMARY

WHAT ARE THE CONTRACTS?

    The Contracts are group variable annuity contracts. They are issued in connection with certain Employer programs allowing employee participation and special tax treatment under the Code.

WHAT IS THE ACCUMULATION PERIOD?

    During the Accumulation Period, under the Contracts, the Employer makes Contributions to the Contracts that are used to purchase variable Separate Account interests. Contributions allocated to purchase variable interests may, after the deductions described in this prospectus, be invested in selected Sub-Accounts of a Separate Account.

    During the Accumulation Period, Participants may allocate monies held in a Separate Account among the available Sub-Accounts of the Separate Account. There may be restrictions under certain circumstances.

WHAT IS THE CONTINGENT DEFERRED SALES CHARGE UNDER THE CONTRACT?

    You don't pay a sales charge at the time Contributions are made to the Contract. We may charge you a Contingent Deferred Sales Charge when you partially or fully Surrender the Contract. The Contingent Deferred Sales Charge depends on the amount you choose to Surrender and the number of Contract Years that have been completed before the Surrender.

    The percentage used to calculate the Contingent Deferred Sales Charge is equal to:

                                                          CONTINGENT DEFERRED
                                                              SALES CHARGE
                                                              AS A PERCENT
                                                             OF PARTICIPANT
CONTRACT YEARS                                                  ACCOUNT
--------------------------------------------------------------------------------
During the First Year                                               5%
During the Second Year                                              4%
During the Third Year                                               3%
During the Fourth Year                                              2%
During the Fifth Year                                               1%
During the Sixth Year and thereafter                                0%

    We may reduce the amount or term of the Contingent Deferred Sales Charge (see "Experience Rating under the Contracts" and "Negotiated Charges and Fees").

    You won't be charged a Contingent Deferred Sales Charge on:

    -- Benefit Payments

    -- Plan Related Expenses

    -- Transfers to an Approved Plan Related Investment Account

WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS?

    PROGRAM AND ADMINISTRATIVE CHARGE: For providing administrative services, we deduct a daily charge at an annual rate against all Contract values in the Sub-Accounts. The Program and Administrative Charge can be reduced (See "Experience Rating under the Contracts" and "Negotiated Charges and Fees").

    Before the Annuity Commencement Date, the rate of the Program and Administrative Charge depends on the total value of the aggregate Participant Accounts and equals:

PARTICIPANT ACCOUNTS                                                     CHARGE
--------------------------------------------------------------------------------
 $0 to $3,499,999.99                                                       1.25%
 $3,500,000.00 to $4,999,999.99                                            1.05%
 $5,000,000.00 to $24,999,999.99                                           0.85%
 $25,000,000.00 to $34,999,999.99                                          0.75%
 $35,000,000.00 to $49,999,999.99                                          0.65%
 $50,000,000.00 to $69,999,999.99                                          0.50%
 $70,000,000.00 to $84,999,999.99                                          0.35%
 $85,000,000.00 to $99,999,999.99                                          0.15%
 $100,000,000.00 and over                                                  0.00%

    After the Annuity Commencement Date, the rate of the Program and Administrative Charge for all Participant Accounts is 1.25%.

    ANNUAL MAINTENANCE FEE: We deduct this $30 annual fee from each Participant Account on a quarterly basis. We deduct 25 percent of the annual fee on the last Valuation Day of each quarter, or from the proceeds of a full Surrender of a Participant Account.

IS THERE A DEDUCTION FOR PREMIUM TAXES?

    We currently do not deduct for the payment of any Premium Taxes levied against us by a state or other government entity. We reserve the right to deduct Premium Taxes, if applicable and required by a state or other government entity. Premium Tax rates vary by state or municipality and currently range from 0% - 3.5%.

PARTICIPANT ACCOUNT LOANS

    You can request a loan from your Participant Account under certain plans. To obtain a loan, you enter into a loan agreement with Hartford that describes all the terms, conditions, fees or charges of your loan. Your Employer's plan may further restrict the amount of your Participant Account available for a loan. Participant Account loans may not be available in all states or in all Contracts, or may be subject to other restrictions.

WHAT IS THE ANNUITY PERIOD?

    At the end of the Accumulation Period, you can allocate Contract values held less Premium Taxes, if applicable, with respect to your Participant Account to establish Annuitants' Accounts to provide Fixed and/or Variable Annuities under the Contract.

WHAT ANNUITY PAYOUT OPTIONS ARE AVAILABLE?

    When you purchase an Annuity, you may choose one of the following Annuity payout options, or receive a lump sum payment:

    LIFE ANNUITY where we make monthly Annuity payments for as long as the Annuitant lives.

- Payments under this option stop upon the death of the Annuitant, even if the Annuitant dies after one payment.

    LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN where we make monthly payments for the life of the Annuitant with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the Annuitant, payments have been made for less than the minimum elected number of months, then any remaining guaranteed monthly payments will be paid to the Beneficiary unless other provisions have been made and approved by us.

    CASH REFUND LIFE ANNUITY where we make monthly payments during the life of the Annuitant and when the Annuitant dies, we pay any remaining value to the Beneficiary. See Annuity payout Option 3 for a discussion of how the remaining value is determined.

    JOINT AND LAST SURVIVOR ANNUITY where we make monthly payments during the joint lifetime of the Annuitant and a designated individual (called the joint Annuitant) and then throughout the remaining lifetime of the survivor.

- When the Annuity is purchased, the Annuitant elects what percentage (50%, 66 2/3%, or 100%) of the monthly Annuity payout will continue to be paid to the survivor.

- It is possible for an Annuitant and joint Annuitant to receive only one payment in the event of the common or simultaneous death of the Annuitant and joint Annuitant prior to the due date for the second payment.

    PAYMENTS FOR A DESIGNATED PERIOD where we agree to make monthly payments for the number of years selected. Under the Contracts, the minimum number of years is five. In the event of the Annuitant's death prior to the end of the designated period, the present value of any then remaining payments will be paid in one sum to the Beneficiary unless other provisions have been made and approved by us.

- This option does not involve life contingencies and does not provide any mortality guarantee.

    Surrenders by the Annuitant are subject to the limitations set forth in the Contract and we may deduct a Contingent Deferred Sales Charge.

    UNDER ANY OF THE ANNUITY PAYOUT OPTIONS ABOVE, EXCEPT THE PAYMENTS FOR A DESIGNATED PERIOD OPTION (ON A VARIABLE BASIS), NO SURRENDERS ARE PERMITTED BY THE ANNUITANT AFTER ANNUITY PAYOUTS COMMENCE.

                        PERFORMANCE RELATED INFORMATION

    The Separate Account may advertise certain performance related information concerning its Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance. Certain Funds available through Separate Account Eleven are retail mutual funds that publish performance related information in newspapers, magazines, the internet and other media. Performance information published by a retail mutual fund will be different than the performance information published by Separate Account Eleven because performance information of a retail mutual fund does not include the expenses charged by Separate Account Eleven.

    When a Sub-Account advertises its STANDARDIZED TOTAL RETURN, it will usually be calculated from the date of either the Separate Account's inception or the Sub-Account's inception, whichever is later, for one year, five years, and ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period (assuming the deduction of any contingent deferred sales charge which would be payable if the investment were redeemed at the end of the period). Total return figures reflect a deduction for all total fund operating expenses, the contingent deferred sales charge, the highest charge for program and administrative undertakings, if applicable, and the highest Annual Maintenance Fee.

    A Separate Account may also advertise NON-STANDARD TOTAL RETURNS THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT. These non-standardized total returns are calculated by assuming that the Sub-Accounts have been in existence for the same periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return figures reflect a deduction for total fund operating expenses, the actual charge for program and administrative undertakings, if applicable, and do not take into account contingent deferred sales charges or the Annual Maintenance Fee. This means the non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account. These non-standardized returns must be accompanied by standardized total returns.

    If applicable, a Sub-Account may advertise YIELD IN ADDITION TO TOTAL RETURN. The yield will be computed in the following manner: the net investment income per unit earned during a recent 30 day period is divided by the unit value on the last day of the period. This figure reflects the recurring charges on the Separate Account level including the charge for program and administrative undertakings and the Annual Maintenance Fee.

    A money market Sub-Account may advertise YIELD AND EFFECTIVE YIELD. The yield of the Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized, i.e. the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges on the Separate Account level.

    We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

                        HARTFORD LIFE INSURANCE COMPANY

    Hartford Life Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in every state as well as the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our administrative offices are located in Windsor, Connecticut; however, our mailing address is P.O. Box 1583, Hartford, CT 06144-1583. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                              THE SEPARATE ACCOUNT

    We set aside and invest assets of the Contract in the Separate Account. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision by the Commission of the management or the investment practices of the Separate Account or Hartford. The Separate Account meets the definition of "separate account" under federal securities law. The Separate Account holds only assets for variable annuity contracts. The Separate Account:

       - Holds assets for the benefit of Participants and Contract Owners, and the persons entitled to the payments described in the Contract.

       - Is not subject to the liabilities arising out of any other business Hartford may conduct. However, all obligations under the Contract are general corporate obligations of Hartford.

       - Is not affected by the rate of return of Hartford's General Account or by the investment performance of any of Hartford's other separate accounts.

       - May be subject to liabilities from a Sub-Account of the Separate Account that holds assets of other contracts offered by the Separate Account which are not described in this prospectus.

       - Is credited with income and gains, and takes losses, whether or not realized, from the assets it holds.

    WE DO NOT GUARANTEE THE INVESTMENT RESULTS OF THE SEPARATE ACCOUNT. THERE IS NO ASSURANCE THAT THE VALUE OF YOUR PARTICIPANT ACCOUNT WILL EQUAL THE TOTAL OF THE CONTRIBUTIONS MADE TO YOUR PARTICIPANT ACCOUNT.

    In a low interest rate environment, yields for Money Market Sub-Accounts, after deduction of the Program and Administrative Expense Charge, may be negative even though the underlying Fund's yield, before deducting for such charges, is positive. If you, or participants, allocate a portion of the value of a Contract to a Money Market Sub-Account, that portion of the value of the Contract may decrease in value.

    Separate Account Eleven was established on December 1, 2000.

                                   THE FUNDS

    The Separate Account is divided into "Sub-Accounts." Each Sub-Account invests in an underlying Fund. You choose the Funds that fit your investment goals and risk tolerance. Each Fund has its own investment objective, so each Fund is subject to different risks and expenses. For more complete information about each Fund, including risks and expenses, call us at 1-800-528-9009 to obtain each Fund's prospectus. Before investing, you should carefully read each Fund's prospectus along with this prospectus.

    We do not guarantee the investment results of any of the underlying Funds. THE FUNDS MAY NOT BE AVAILABLE IN ALL STATES OR IN ALL CONTRACTS.

    Some of the Funds are retail mutual funds that are also directly available to the public without a Separate Account. If you were to purchase these Funds directly from a broker or mutual fund company, you would not receive the death benefit or incur the expenses of the Separate Account.

    Some of the Funds are mutual funds that are dedicated exclusively for purchase by insurance company separate accounts. These Funds are not available directly to the public.

SUB-ACCOUNT                                             INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
RETAIL MUTUAL FUNDS:
AIM European Growth Fund -- Class A                Long-term growth of capital             Invesco Aim Advisors, Inc.
                                                                                           Sub-adviser: Advisory entities
                                                                                           affiliated with Invesco Aim Advisors,
                                                                                           Inc.
AIM International Growth Fund -- Class A           Long-term growth of capital             Invesco Aim Advisors, Inc.
                                                                                           Sub-adviser: Advisory entities
                                                                                           affiliated with Invesco Aim Advisors,
                                                                                           Inc.
AIM Real Estate Fund -- Class A                    High total return through growth of     Invesco Aim Advisors, Inc.
                                                   capital and current income              Sub-adviser: Advisory entities
                                                                                           affiliated with Invesco Aim Advisors,
                                                                                           Inc.
AIM Small Cap Equity Fund -- Class A               Long-term growth of capital             Invesco Aim Advisors, Inc.
                                                                                           Sub-adviser: Advisory entities
                                                                                           affiliated with Invesco Aim Advisors,
                                                                                           Inc.
Alger SmallCap Growth Institutional Fund -- Class  Long-term capital appreciation          Fred Alger Management, Inc.
 I
AllianceBernstein Balanced Shares Fund -- Class A  Total return consistent with            AllianceBernstein L.P.
                                                   reasonable risks through a combination
                                                   of income and long-term growth of
                                                   capital
AllianceBernstein Global Value Fund -- Class A     Long-term growth of capital             AllianceBernstein L.P.
AllianceBernstein Growth Fund -- Class A           Long-term growth of capital             AllianceBernstein L.P.
AllianceBernstein International Growth Fund --     Long-term growth of capital             AllianceBernstein L.P.
 Class A
AllianceBernstein International Value Fund --      Long-term growth of capital             AllianceBernstein L.P.
 Class A
AllianceBernstein Small-Mid Cap Value Fund --      Long-term growth of capital             AllianceBernstein L.P.
 Class A
AllianceBernstein Value Fund -- Class A            Long-term growth of capital             AllianceBernstein L.P.
Allianz CCM Mid Cap Fund -- Class A                Seeks growth of capital in the stocks   Allianz Global Investors Fund
                                                   of medium-sized companies with strong   Management LLC
                                                   growth potential and attractive         Sub-advised by Cadence Capital
                                                   prices.                                 Management LLC
Allianz NFJ Dividend Value Fund -- Class A         Seeks income as a primary objective     Allianz Global Investors Fund
                                                   and, as a secondary objective,          Management LLC
                                                   long-term growth of capital.            Sub-advised by NFJ Investment Group
                                                                                           (NFJ)
Allianz NFJ Small Cap Value Fund -- Class A        Seeks long-term growth of capital and   Allianz Global Investors Fund
                                                   income through investments in           Management LLC
                                                   undervalued small capitalization        Sub-advised by NFJ Investment Group
                                                   securities.                             (NFJ)
American Century Equity Growth Fund -- Class A     Long-term growth of capital             American Century Investment
 (1)                                                                                       Management, Inc.
American Century Large Company Value Fund --       Long-term capital growth; income is a   American Century Investment
 Class A (2)                                       secondary objective                     Management, Inc.

SUB-ACCOUNT                                             INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
American Century Vista(SM) Fund -- Advisor Class   Long-term growth of capital             American Century Investment
                                                                                           Management, Inc.
American Funds AMCAP Fund -- Class R3              Seeks to provide long-term capital      Capital Research and Management
                                                   growth                                  Company
American Funds American Balanced Fund -- Class R3  Seeks to provide conservation of        Capital Research and Management
                                                   capital, current income and long-term   Company
                                                   growth of capital and income by
                                                   investing in stocks, bonds and other
                                                   fixed-income securities.
American Funds American Mutual Fund -- Class R3    Strives to provide for the balanced     Capital Research and Management
                                                   accomplishment of three objectives      Company
                                                   current income, capital growth and
                                                   conservation of principal.
American Funds Capital Income Builder Fund --      Seeks to provide above-average current  Capital Research and Management
 Class R3                                          income, a growing stream of income and  Company
                                                   growth of capital.
American Funds Capital World Growth & Income Fund  Seeks to provide long-term growth of    Capital Research and Management
 -- Class R3                                       capital with current income by          Company
                                                   investing in established, growing
                                                   companies all over the world,
                                                   including the United States.
American Funds EuroPacific Growth Fund -- Class    Long-term growth of capital             Capital Research and Management
 R3                                                                                        Company
American Funds Fundamental Investors Fund --       Seeks to provide long-term growth of    Capital Research and Management
 Class R3                                          capital and income primarily through    Company
                                                   investments in common stocks.
American Funds New Perspective Fund -- Class R3    Seeks to provide long-term growth of    Capital Research and Management
                                                   capital with current income by          Company
                                                   investing in established, growing
                                                   companies all over the world,
                                                   including the United States.
American Funds The Bond Fund of America -- Class   To provide as high a level of current   Capital Research and Management
 R3                                                income as is consistent with the        Company
                                                   preservation of capital
American Funds The Growth Fund of America --       Growth of capital                       Capital Research and Management
 Class R3                                                                                  Company
American Funds The Income Fund of America --       Seeks to provide current income and,    Capital Research and Management
 Class R3                                          secondarily, growth of capital through  Company
                                                   a flexible mix of equity and debt
                                                   instruments.
American Funds The Investment Company of America   Seeks to provide long-term growth of    Capital Research and Management
 Fund -- Class R3                                  capital and income, placing greater     Company
                                                   emphasis on future dividends than on
                                                   current income.
American Funds The New Economy Fund -- Class R3    Long-term growth of capital             Capital Research and Management
                                                                                           Company
American Funds Washington Mutual Investors Fund    Seeks to provide current income and     Capital Research and Management
 -- Class R3                                       the opportunity for growth of           Company
                                                   principal consistent with sound
                                                   common-stock investing.

SUB-ACCOUNT                                             INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
BlackRock Global Allocation Fund -- Class A (3)    High total investment return            BlackRock Advisors, LLC
                                                                                           Sub-advised by BlackRock Investment
                                                                                           Management, LLC and BlackRock Asset
                                                                                           Management U.K. Limited
BlackRock Global Financial Services Fund, Inc. --  Capital appreciation                    BlackRock Advisors, LLC
 Class A (4)                                                                               Sub-advised by BlackRock Investment
                                                                                           Management, LLC and BlackRock Asset
                                                                                           Management U.K. Limited
BlackRock Large Cap Core Fund -- Class A (5)       Long-term growth of capital             BlackRock Advisors, LLC
                                                                                           Sub-advised by BlackRock Investment
                                                                                           Management, LLC
BlackRock Mid Cap Value Opportunities Fund --      Capital appreciation and, secondarily,  BlackRock Advisors, LLC
 Class A (6)                                       income, by investing in securities      Sub-advised by BlackRock Investment
                                                   that are undervalued                    Management, LLC
BlackRock Small/Mid-Cap Growth -- Class A          Growth of capital                       BlackRock Advisors, LLC
Calvert Income Fund -- Class A                     Seeks to maximize income, to the        Calvert Asset Management Company, Inc.
                                                   extent consistent with preservation of
                                                   capital, through investment in bonds
                                                   and other income-producing securities
Calvert Social Investment Fund Bond Portfolio --   Seeks to provide as high a level of     Calvert Asset Management Company, Inc.
 Class A                                           current income as is consistent with
                                                   prudent investment risk and
                                                   preservation of capital through
                                                   investment in bonds and other straight
                                                   debt securities meeting the Fund's
                                                   investment and social criteria
Calvert Social Investment Fund Equity Portfolio    Seeks growth of capital through         Calvert Asset Management Company, Inc.
 -- Class A                                        investment in stocks of issuers in      Sub-advised by Atlanta Capital
                                                   industries believed to offer            Management Company, LLC.
                                                   opportunities for potential capital
                                                   appreciation and which meet the Fund's
                                                   investment and social criteria
Columbia Marsico Growth Fund -- Class A            Long-term growth of capital             Columbia Management Advisors, LLC
                                                                                           Sub-advised by Marsico Capital
                                                                                           Management, LLC
Columbia Marsico International Opportunities Fund  Long-term growth of capital             Columbia Management Advisors, LLC
 -- Class A                                                                                Sub-advised by Marsico Capital
                                                                                           Management, LLC
Columbia Mid Cap Value Fund -- Class A             Long-term capital appreciation          Columbia Management Advisors, LLC
Davis Financial Fund -- Class A                    Long-term growth of capital             Davis Selected Advisers, L.P.
                                                                                           Sub-advised by Davis Selected Advisers
                                                                                           -- NY, Inc.
Davis New York Venture Fund -- Class A             Long-term growth of capital             Davis Selected Advisers, L.P.
                                                                                           Sub-advised by Davis Selected Advisers
                                                                                           -- NY, Inc.

SUB-ACCOUNT                                             INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
Dreyfus Bond Market Index Fund -- Class INV        Seeks to match the total return of the  The Dreyfus Corporation
                                                   Lehman Brothers U.S. Aggregate Index
Dreyfus Mid Cap Index Fund                         Seeks to match the performance of the   The Dreyfus Corporation
                                                   S&P MidCap 400 Index
Dreyfus S&P 500 Index Fund                         Seeks to match the performance of the   The Dreyfus Corporation
                                                   Standard & Poors 500 Composite Stock
                                                   Price Index
Dreyfus Smallcap Stock Index Fund                  Seeks to match the performance of the   The Dreyfus Corporation
                                                   S&P SmallCap 600 Index                  Sub-advised by Mellon Capital
                                                                                           Management, LLC
DWS Dreman High Return Equity Fund -- Class A      High rate of total return               Deutsche Investment Management
                                                                                           Americas Inc.
                                                                                           Sub-advised by Dreman Value Management
                                                                                           L.L.C.
DWS Global Thematic Fund -- Class A                Long-term growth of capital             Deutsche Investment Management
                                                                                           Americas Inc.
Eaton Vance Income Fund of Boston -- Class A       Current income                          Boston Management & Research
Eaton Vance Large-Cap Value Fund -- Class A        Total return                            Boston Management & Research
Eaton Vance Worldwide Health Sciences Fund --      Long-term growth of capital             OrbiMed Advisors LLC
 Class A
Evergreen Asset Allocation Fund -- Class A         Total return                            Evergreen Investment Management
                                                                                           Company, LLC
                                                                                           Sub-advised by Grantham, Mayo , Van
                                                                                           Otterloo & Co. (GMO)
Evergreen Core Bond Fund -- Class A                Total return through a combination of   Evergreen Investment Management
                                                   current income and capital growth       Company, LLC
                                                                                           Sub-advised by Tattersall Advisory
                                                                                           Group, Inc.
Evergreen International Equity Fund -- Class A     Long-term capital growth and            Evergreen Investment Management
                                                   secondarily, modest income              Company, LLC
Federated Kaufmann Fund -- Class K                 Capital appreciation                    Federated Equity Management Company of
                                                                                           Pennsylvania
                                                                                           Sub-advised by Federated Global
                                                                                           Investment Management Corp
Federated Mid Cap Growth Strategies Fund -- Class  Capital appreciation                    Federated Equity Management Company of
 A                                                                                         Pennsylvania
Fidelity Advisor Dynamic Capital Appreciation      Capital appreciation                    Fidelity Management & Research Company
 Fund -- Class T
Fidelity Advisor Leveraged Company Stock Fund --   Capital appreciation                    Fidelity Management & Research Company
 Class T
Franklin Capital Growth Fund -- Class A            Capital appreciation and secondary is   Franklin Advisers, Inc.
                                                   to provide current income
Franklin Growth Fund -- Class A                    Capital appreciation                    Franklin Investment Advisory Services,
                                                                                           LLC
Franklin Income Fund -- Class A                    Maximize income while maintaining       Franklin Advisers, Inc.
                                                   prospects for capital appreciation
Franklin Small Cap Value Fund -- Class A           Long-term total return                  Franklin Advisory Services, LLC

SUB-ACCOUNT                                             INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
Franklin Strategic Income Fund -- Class A          A high level of current income. Its     Franklin Advisers, Inc.
                                                   secondary goal is capital appreciation
                                                   over the long term
Franklin Templeton Conservative Target Fund --     Highest level of long-term total        Franklin Advisers, Inc.
 Class A                                           return, consistent with a lower level
                                                   of risk
Franklin Templeton Growth Target Fund -- Class A   Highest level of long-term total        Franklin Advisers, Inc.
                                                   return, consistent with a higher level
                                                   of risk
Franklin Templeton Moderate Target Fund -- Class   Highest level of long-term total        Franklin Advisers, Inc.
 A                                                 return, consistent with a moderate
                                                   level of risk
Franklin Total Return Fund -- Class A              High current income, consistent with    Franklin Advisers, Inc.
                                                   preservation of capital with a
                                                   secondary goal of capital appreciation
Goldman Sachs Government Income Fund -- Class A    A high level of current income,         Goldman Sachs Asset Management, L.P.
                                                   consistent with safety of principal
Goldman Sachs High Yield Fund -- Class A           A high level of current income and may  Goldman Sachs Asset Management, L.P.
                                                   also consider the potential for
                                                   capital appreciation
Goldman Sachs Large Cap Value Fund -- Class A      Long-term capital appreciation          Goldman Sachs Asset Management, L.P.
Goldman Sachs Small Cap Value Fund -- Class A      Long-term growth of capital             Goldman Sachs Asset Management, L.P.
Ivy Global Natural Resources Fund -- Class Y       Long-term growth                        Ivy Investment Management Company
                                                                                           Sub-advised by Mackenzie Financial
                                                                                           Corporation
Ivy Large Cap Growth Fund -- Class Y               Investment appreciation                 Ivy Investment Management Company
Ivy Science & Technology Fund -- Class Y           Long-term growth                        Ivy Investment Management Company
Legg Mason Partners Aggressive Growth Fund --      Capital appreciation                    Legg Mason Partners Fund Advisor, LLC
 Class FI                                                                                  Sub-advised by ClearBridge Advisors,
                                                                                           LLC
Legg Mason Partners Small Cap Growth Fund --       Long-term growth of capital             Legg Mason Partners Fund Advisor, LLC
 Class FI                                                                                  Sub-advised by ClearBridge Advisors,
                                                                                           LLC
Legg Mason Value Trust Fund -- Class FI            Long-term growth of capital             Legg Mason Capital Management, Inc.
Lifepath 2010 Portfolio -- Class R                 Managed for investors planning to       Barclays Global Fund Advisers
                                                   retire in approximately 2010
Lifepath 2020 Portfolio -- Class R                 Managed for investors planning to       Barclays Global Fund Advisers
                                                   retire in approximately 2020
Lifepath 2030 Portfolio -- Class R                 Managed for investors planning to       Barclays Global Fund Advisers
                                                   retire in approximately 2030
Lifepath 2040 Portfolio -- Class R                 Managed for investors planning to       Barclays Global Fund Advisers
                                                   retire in approximately 2040
Lifepath Retirement Portfolio -- Class R           Managed for investors planning to seek  Barclays Global Fund Advisers income and moderate long-term growth
                                                   of capital

SUB-ACCOUNT                                             INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
Lord Abbett Affiliated Fund, Inc. -- Class A       Long-term growth of capital and income  Lord, Abbett & Co. LLC without excessive fluctuations in
                                                   market value
Lord Abbett Bond-Debenture Fund -- Class A         High current income and the             Lord, Abbett & Co. LLC
                                                   opportunity for capital appreciation
                                                   to produce a high total return
Lord Abbett International Core Equity Fund --      Long-term capital appreciation          Lord, Abbett & Co. LLC
 Class A
Lord Abbett Small-Cap Blend Fund -- Class A        Long-term growth of capital by          Lord, Abbett & Co. LLC
                                                   investing primarily in stocks of small
                                                   companies
Marshall International Stock Fund -- Class Y       Capital appreciation                    M&I Investment Management Corp.
                                                                                           Sub-advised by Triology Global
                                                                                           Advisors LLP and Acadian Asset
                                                                                           Management, Inc.
Marshall Mid-Cap Value Fund -- Class Y             Capital appreciation                    M&I Investment Management Corp.
MFS Government Securities Fund -- Class R3 (7)     Seeks total return with an emphasis on  Massachusetts Financial Services
                                                   current income, but also considering    Company
                                                   capital appreciation.
MFS New Endeavor Fund -- Class R3 (8)              Capital appreciation                    Massachusetts Financial Services
                                                                                           Company
MFS Research Bond Fund -- Class R3 (9)             Total return (high current income and   Massachusetts Financial Services
                                                   long-term growth of capital)            Company
MFS Research International Fund -- Class R3 (10)   Capital appreciation                    Massachusetts Financial Services
                                                                                           Company
MFS Total Return Fund -- Class R3 (11)             Seeks above-average income (compared    Massachusetts Financial Services
                                                   to a portfolio entirely invested in     Company
                                                   equity securities) consistent with the
                                                   prudent employment of capital. Its
                                                   secondary objective seeks reasonable
                                                   opportunity for growth of capital and
                                                   income.
MFS Utilities Fund -- Class R3 (12)                Seeks capital growth and current        Massachusetts Financial Services
                                                   income (income above that available     Company
                                                   from a portfolio invested entirely in
                                                   equity securities).
MFS Value Fund -- Class R3 (13)                    Capital appreciation                    Massachusetts Financial Services
                                                                                           Company
Mutual Beacon Fund -- Class A                      Capital appreciation, with income as a  Franklin Mutual Advisers, LLC secondary goal
Mutual Discovery Fund -- Class A                   Capital appreciation                    Franklin Mutual Advisers, LLC
Mutual Shares Fund -- Class A                      Capital appreciation, with income as a  Franklin Mutual Advisers, LLC secondary goal
Oppenheimer Capital Income Fund -- Class A         As much current income as is            OppenheimerFunds, Inc.
                                                   compatible with prudent investment; as
                                                   a secondary objective seeks to
                                                   conserve principal while providing an
                                                   opportunity for capital appreciation.
Oppenheimer Equity Fund -- Class A                 High total return                       OppenheimerFunds, Inc.

SUB-ACCOUNT                                             INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Fund -- Class A                 Capital appreciation                    OppenheimerFunds, Inc.
Oppenheimer Gold & Special Minerals Fund -- Class  Capital appreciation                    OppenheimerFunds, Inc.
 A
Oppenheimer International Bond Fund -- Class A     Total return; as a secondary objective  OppenheimerFunds, Inc.
                                                   seeks income when consistent with
                                                   total return
Oppenheimer International Growth Fund -- Class A   Long-term capital appreciation          OppenheimerFunds, Inc.
Oppenheimer Main Street Fund -- Class A            High total return                       OppenheimerFunds, Inc.
Oppenheimer Main Street Opportunity Fund -- Class  Long-term capital appreciation          OppenheimerFunds, Inc.
 A
Oppenheimer Main Street Small Cap Fund -- Class A  Capital appreciation                    OppenheimerFunds, Inc.
Oppenheimer Real Estate Fund -- Class A            Total return through investment in      OppenheimerFunds, Inc.
                                                   real estate securities.                 Sub-advised by Cornerstone Real Estate
                                                                                           Advisors, LLC
PIMCO Emerging Markets Bond Fund -- Class A        Maximum total return, consistent with   PIMCO
                                                   preservation of capital and prudent
                                                   investment management
PIMCO Real Return Fund -- Class A                  Maximum real return, consistent with    PIMCO
                                                   preservation of real capital and
                                                   prudent investment management.
PIMCO Total Return Fund -- Class A                 Maximum total return, consistent with   PIMCO
                                                   preservation of capital and prudent
                                                   investment management
Pioneer Emerging Markets Fund -- Class A           Long-term growth of capital             Pioneer Investment Management, Inc.
Pioneer Fund -- Class A                            Reasonable income and capital growth    Pioneer Investment Management, Inc.
Pioneer High Yield Fund -- Class A                 Maximize total return through a         Pioneer Investment Management, Inc.
                                                   combination of income and capital
                                                   appreciation
Pioneer Mid-Cap Value Fund -- Class A              Capital appreciation by investing in a  Pioneer Investment Management, Inc.
                                                   diversified portfolio of securities
                                                   consisting primarily of common stocks
Pioneer Small Cap Value Fund -- Class A            Capital growth by investing in a        Pioneer Investment Management, Inc.
                                                   diversified portfolio consisting
                                                   primarily of common stocks
Pioneer Strategic Income Fund -- Class A           High level of current income            Pioneer Investment Management, Inc.
Putnam Equity Income Fund -- Class A               Capital growth and current income       Putnam Investment Management, LLC
Putnam International Capital Opportunities Fund    Long-term capital appreciation          Putnam Investment Management, LLC
 -- Class A                                                                                Sub-advised by Putnam Investments
                                                                                           Limited
Putnam Investors Fund -- Class A                   Long-term growth of capital and any     Putnam Investment Management, LLC
                                                   increased income that results from
                                                   this growth

SUB-ACCOUNT                                             INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
Putnam New Value Fund -- Class A                   Long-term capital appreciation          Putnam Investment Management, LLC
Putnam Small Cap Growth Fund -- Class A            Capital appreciation                    Putnam Investment Management, LLC
RiverSource Diversified Equity Income Fund --      High level of current income and        RiverSource Investments, LLC
 Class R3                                          capital growth                          Barrow,Hanley, Mewhinney & Strauss,
                                                                                           Inc., Franklin Portfolio Assoc.,
                                                                                           Metropolitan West Capital, and Donald
                                                                                           Smith & Co.
RiverSource Mid Cap Value Fund -- Class R3         Long-term growth of capital             RiverSource Investments, LLC
RiverSource Partners Small Cap Value Fund --       Long-term growth of capital             RiverSource Investments, LLC
 Class R3 (14)
Seligman Communications & Information Fund --      Capital gain                            J. & W. Seligman & Co. Incorporated
 Class A
Seligman Global Technology Fund -- Class A         Long-term capital appreciation          J. & W. Seligman & Co. Incorporated
T. Rowe Price Equity Income Fund -- Class R        Provide substantial dividend income as  T. Rowe Price Associates, Inc.
                                                   well as long-term growth of capital
T. Rowe Price Growth Stock Fund -- Class R         Long-term capital growth, and,          T. Rowe Price Associates, Inc.
                                                   secondarily, increasing dividend
                                                   income
T. Rowe Price Retirement 2010 Fund -- Class R      Highest total return over time          T. Rowe Price Associates, Inc.
                                                   consistent with an emphasis on both
                                                   capital growth and income. Each funds
                                                   allocation will change over time in
                                                   relation to its target retirement date
T. Rowe Price Retirement 2020 Fund -- Class R      Highest total return over time          T. Rowe Price Associates, Inc.
                                                   consistent with an emphasis on both
                                                   capital growth and income. Each funds
                                                   allocation will change over time in
                                                   relation to its target retirement date
T. Rowe Price Retirement 2030 Fund -- Class R      Highest total return over time          T. Rowe Price Associates, Inc.
                                                   consistent with an emphasis on both
                                                   capital growth and income. Each funds
                                                   allocation will change over time in
                                                   relation to its target retirement date
T. Rowe Price Retirement 2040 Fund -- Class R      Highest total return over time          T. Rowe Price Associates, Inc.
                                                   consistent with an emphasis on both
                                                   capital growth and income. Each funds
                                                   allocation will change over time in
                                                   relation to its target retirement date
T. Rowe Price Retirement 2050 Fund -- Class R      Highest total return over time          T. Rowe Price Associates, Inc.
                                                   consistent with an emphasis on both
                                                   capital growth and income. Each funds
                                                   allocation will change over time in
                                                   relation to its target retirement date

SUB-ACCOUNT                                             INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Retirement Income Fund -- Class R    Highest total return over time          T. Rowe Price Associates, Inc.
                                                   consistent with an emphasis on both
                                                   capital growth and income, by
                                                   investing in a diversified portfolio
                                                   consisting of about 40% stocks and 60%
                                                   bonds
Templeton Developing Markets Trust -- Class A      Long-term capital appreciation          Templeton Asset Management Ltd.
Templeton Foreign Fund -- Class A                  Long-term growth of capital             Templeton Global Advisors Limited
Templeton Growth Fund -- Class A                   Long-term growth of capital             Templeton Global Advisors Limited
The Hartford Balanced Allocation Fund -- Class R5  Seeks long-term capital appreciation    Hartford Investment Financial
                                                   and income                              Services, LLC
                                                                                           Sub-advised by Hartford Investment
                                                                                           Management Company
The Hartford Capital Appreciation Fund -- Class    Seeks growth of capital                 Hartford Investment Financial
 R5                                                                                        Services, LLC
                                                                                           Sub-advised by Wellington Management
                                                                                           Company, LLP
The Hartford Conservative Allocation Fund --       Seeks current income and long-term      Hartford Investment Financial
 Class R5                                          capital appreciation                    Services, LLC
                                                                                           Sub-advised by Hartford Investment
                                                                                           Management Company
The Hartford Equity Growth Allocation Fund --      Seeks long-term capital appreciation    Hartford Investment Financial
 Class R5                                                                                  Services, LLC
                                                                                           Sub-advised by Hartford Investment
                                                                                           Management Company
The Hartford Growth Allocation Fund -- Class R5    Seeks long-term capital appreciation    Hartford Investment Financial
                                                                                           Services, LLC
                                                                                           Sub-advised by Hartford Investment
                                                                                           Management Company
The Hartford Income Allocation Fund -- Class R5    Seeks current income and, as a          Hartford Investment Financial
                                                   secondary objective, capital            Services, LLC
                                                   preservation                            Sub-advised by Hartford Investment
                                                                                           Management Company
The Hartford Retirement Income Fund -- Class R5    Seeks current income and secondarily,   Hartford Investment Financial
                                                   capital preservation                    Services, LLC
                                                                                           Sub-advised by Hartford Investment
                                                                                           Management Company
The Hartford Target Retirement 2010 Fund -- Class  Maximize total return and secondarily,  Hartford Investment Financial
 R5                                                to seek capital preservation            Services, LLC
                                                                                           Sub-advised by Hartford Investment
                                                                                           Management Company
The Hartford Target Retirement 2030 Fund -- Class  Maximize total return and secondarily,  Hartford Investment Financial
 R5                                                to seek capital preservation            Services, LLC
                                                                                           Sub-advised by Hartford Investment
                                                                                           Management Company
Thornburg Core Growth Fund -- Class R3 (15)        Long-term growth of capital             Thornburg Investment Management, Inc.
Thornburg International Value Fund -- Class R3     Long-term capital appreciation          Thornburg Investment Management, Inc.
 (16)
Thornburg Value Fund -- Class R3 (17)              Long-term capital appreciation          Thornburg Investment Management, Inc.

SUB-ACCOUNT                                             INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
UBS Global Allocation Fund -- Class A              Maximize total return, consisting of    UBS Global AM
                                                   capital appreciation and current
                                                   income
UBS U.S. Allocation Fund -- Class A                Total return, consisting of long-term   UBS Global AM
                                                   capital appreciation and current
                                                   income
Van Kampen Comstock Fund -- Class A                To seek capital growth and income       Van Kampen Asset Management
                                                   through investments in equity
                                                   securities, including common stocks,
                                                   preferred stocks and securities
                                                   convertible into common and preferred
                                                   stocks
Van Kampen Equity and Income Fund -- Class A       To seek the highest possible income     Van Kampen Asset Management
                                                   consistent with safety of principal.
                                                   Long term growth of capital is an
                                                   important secondary investment
                                                   objective
Van Kampen Growth and Income Fund -- Class A       The Fund's objective is to seek income  Van Kampen Asset Management and long-term growth of capital
Van Kampen Small Cap Growth Fund -- Class A        The Fund's objective is capital         Van Kampen Asset Management
                                                   appreciation
Victory Diversified Stock Fund -- Class A          Long-term growth of capital             Victory Capital Management
Victory Small Company Opportunity Fund -- Class A  Capital appreciation                    Victory Capital Management
AIM EQUITY FUNDS
AIM Capital Development Fund -- Class A            Long-term growth of capital             Invesco Aim Advisors, Inc.
                                                                                           Sub-adviser: Advisory entities
                                                                                           affiliated with Invesco Aim Advisors,
                                                                                           Inc.
AIM GROWTH SERIES
AIM Basic Value Fund -- Class A                    Long-term growth of capital             Invesco Aim Advisors, Inc.
ALGER INSTITUTIONAL FUNDS
Alger Capital Appreciation Institutional Fund --   Long-term capital appreciation          Fred Alger Management, Inc.
 Class I
Alger MidCap Growth Institutional Fund -- Class I  Long-term capital appreciation          Fred Alger Management, Inc.
AMERICAN CENTURY CAPITAL PORTFOLIOS, INC.
American Century Equity Income Fund -- Class A     Current income; capital appreciation    American Century Investment
 (18)                                              is a secondary objective                Management, Inc.
BLACKROCK SERIES, INC.
BlackRock Small Cap Growth Fund II -- Class A      Seeks long-term capital growth.         BlackRock Advisors, LLC
                                                                                           Sub-advised by BlackRock Investment
                                                                                           Management, LLC
JANUS ADVISER SERIES
Janus Adviser Forty Fund -- Class S                Long-term growth of capital             Janus Capital Management LLC
Janus Adviser International Growth Fund -- Class   Long-term growth of capital             Janus Capital Management LLC
 S
Janus Advisor Mid Cap Growth Fund -- Class S       Long-term growth of capital             Janus Capital Management LLC

SUB-ACCOUNT                                             INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
INSURANCE COMPANY DEDICATED MUTUAL FUNDS:
HARTFORD HLS SERIES FUND II, INC.
Hartford Growth Opportunities HLS Fund -- Class    Capital appreciation                    HL Investment Advisors, LLC
 IB                                                                                        Sub-advised by Wellington Management
                                                                                           Company, LLP
Hartford SmallCap Growth HLS Fund -- Class IB      Maximize capital appreciation           HL Investment Advisors, LLC
                                                                                           Sub-advised by Wellington Management
                                                                                           Company, LLP and Hartford Investment
                                                                                           Management Company
Hartford Value Opportunities HLS Fund -- Class IB  Capital appreciation                    HL Investment Advisors, LLC
                                                                                           Sub-advised by Wellington Management
                                                                                           Company, LLP
HARTFORD SERIES FUND, INC.
Hartford Advisers HLS Fund -- Class IB             Maximum long-term total return          HL Investment Advisors, LLC
                                                                                           Sub-advised by Wellington Management
                                                                                           Company, LLP
Hartford Dividend and Growth HLS Fund -- Class IB  High level of current income            HL Investment Advisors, LLC
                                                   consistent with growth of capital       Sub-advised by Wellington Management
                                                                                           Company, LLP
Hartford Global Growth HLS Fund -- Class IB        Growth of capital                       HL Investment Advisors, LLC
 (19)++                                                                                    Sub-advised by Wellington Management
                                                                                           Company, LLP
Hartford Global Health HLS Fund -- Class IB+       Long-term capital appreciation          HL Investment Advisors, LLC
                                                                                           Sub-advised by Wellington Management
                                                                                           Company, LLP
Hartford Growth HLS Fund -- Class IA               Long-term capital appreciation          HL Investment Advisors, LLC
                                                                                           Sub-advised by Wellington Management
                                                                                           Company, LLP
Hartford Index HLS Fund -- Class IB                Seeks to provide investment results     HL Investment Advisors, LLC
                                                   which approximate the price and yield   Sub-advised by Hartford Investment
                                                   performance of publicly traded common   Management Company
                                                   stocks in the aggregate
Hartford Money Market HLS Fund -- Class IB         Maximum current income consistent with  HL Investment Advisors, LLC
                                                   liquidity and preservation of capital   Sub-advised by Hartford Investment
                                                                                           Management Company
Hartford Small Company HLS Fund -- Class IB        Growth of capital                       HL Investment Advisors, LLC
                                                                                           Sub-advised by Wellington Management
                                                                                           Company, LLP and Hartford Investment
                                                                                           Management Company
Hartford Total Return Bond HLS Fund -- Class IB    Competitive total return, with income   HL Investment Advisors, LLC
                                                   as a secondary objective                Sub-advised by Hartford Investment
                                                                                           Management Company

+ Closed to new and subsequent Premium Payments and transfers of Contract Value.

++ Closed to all premium payments and transfers of account value for all policies issued on or after 6/13/2008

NOTES

(1)  Formerly American Century Equity Growth Fund -- Advisor Class

(2)  Formerly American Century Large Company Value Fund -- Advisor Class

(3)  Formerly Merrill Lynch Global Allocation Fund -- Class A

(4)  Formerly Merrill Lynch Global Financial Services Fund -- Class A

(5)  Formerly Merrill Lynch Large Cap Core Fund -- Class A

(6)  Formerly Merrill Lynch Mid Cap Value Opportunities Fund -- Class A

(7)  Formerly MFS Government Securities Fund -- Class R4

(8)  Formerly MFS New Endeavor Fund -- Class R4

(9)  Formerly MFS Research Bond Fund -- Class R4

(10) Formerly MFS Research International Fund -- Class R4

(11) Formerly MFS Total Return Fund -- Class R4

(12) Formerly MFS Utilities Fund -- Class R4

(13) Formerly MFS Value Fund -- Class R4

(14) Formerly RiverSource Small Cap Value Fund -- Class R3

(15) Formerly Thornburg Core Growth Fund -- Class R1

(16) Formerly Thornburg International Value Fund -- Class R1

(17) Formerly Thornburg Value Fund -- Class R1

(18) Formerly American Century Equity Income Fund -- Advisor Class

(19) Formerly Hartford Global Leaders HLS Fund -- Class IB

    MIXED AND SHARED FUNDING: Shares of the Funds that are dedicated to insurance company separate accounts are sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding. These risks are disclosed in the Funds' prospectus.

    VOTING RIGHTS: We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Fund's shareholder meetings. To the extent required by federal securities laws or regulations, we will:

       - Notify the Contract Owner of any Fund shareholders' meeting if the shares held for the Contract may be voted;

       - Send proxy materials and a form of instructions to the Contract Owner that may be used to tell us how to vote the Fund shares held for the Contract;

       - Arrange for the handling and tallying of proxies received from Contract Owners;

       - Vote all Fund shares attributable to a Contract according to instructions received from the Contract Owner; and

       - Vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received.

    Voting all Fund shares for which no voting instructions are received in the same proportion as shares for which voting instructions have been received may result in a small number of Contract Owners determining the outcome of a proposal subject to a shareholder vote.

    If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. Contract Owners may attend any shareholder meeting at which shares held for their Contract may be voted.

    During the Annuity Period under a Contract, the number of votes will decrease as the assets held to fund the Annuity benefits will decrease.

    CHANGES TO THE FUNDS AND SEPARATE ACCOUNT: Where permitted by applicable law, we may add new Funds to the Separate Account as new Sub-Accounts, make Sub-Accounts (including new Sub-Accounts) available to such classes of Contracts as we may determine, cease to offer any Sub-Account (including closing a Sub-Account to new Contributions and transfers of Contract value) as necessary to respond to changes in applicable law, or any Fund-initiated changes, events or activity, including, but not limited to, Fund mergers, Fund liquidations, Fund closures or other Fund-initiated activity, combine separate accounts, including the Separate Account, and deregister the Separate Account under the Investment Company Act of 1940, if such registration is no longer required.

    We will send Contract Owners any required notice of an applicable change to the Separate Account or a Fund's availability.

    FEES AND PAYMENTS RECEIVED BY HARTFORD FROM THE FUND FAMILIES: We want you to know that Hartford receives substantial fees and payments with respect to the underlying funds that are offered as Sub-Accounts to your Plan through the Contract. We consider these fees and payments, among a number of other factors, when deciding to include a fund to the menu of Funds that we offer through the Contract. These fees and payments are received by Hartford under agreements between Hartford and the principal underwriters, transfer agents, investment advisers and/or other entities related to the Funds in amounts up to 0.70% of assets invested in a Fund. These fees and payments may include asset based sales compensation and service fees under distribution and/or servicing plans adopted by funds pursuant to Rule 12b-1 under the Investment Company Act of 1940. They may also include administrative service fees and additional payments, expense reimbursements and compensation sometimes referred to as "revenue sharing" payments. Hartford receives these fees and payments for its own account and expects to make a profit on the amount of the fees and payments that exceed Hartford's own expenses, including our expenses of paying compensation to broker-dealers, financial institutions and other persons for selling the Contracts.

    We also want you to understand that not all fund families pay the same amount of fees and compensation to us and not all funds pay according to the same formula. Because of this, the amount of the fees and payments received by Hartford varies by fund and Hartford may receive greater or less fees and payments depending on which variable investment options your Plan selects.

    For Example:

         As one of its selected investment options in its Group Variable Annuity Contract, the Any Company Retirement Plan maintains an average balance of $100,000 in an investment option investing in shares of a hypothetical mutual fund during the year. If the fund's principal underwriter pays Hartford a Rule 12b-1 fee at a rate of 0.50% of assets annually, and the fund's transfer agent pays Hartford an administrative service fee at a rate of 0.25% of assets annually, Hartford would receive $500 in 12b-1 fees and $250 in administrative service fees, for a total of $750 for that year due to the Plan's investment in the fund.

         If the Plan maintained an average balance of $100,000 in an investment option investing in a different fund during the year where that fund's principal underwriter pays Hartford a Rule 12b-1 fee at a rate of 0.25% of assets annually, and the fund's transfer agent pays Hartford an administrative services fee at a rate of $12 per Plan Participant Account invested in the investment option investing in the fund, and there are 20 participants with an account balance invested in that investment option, Hartford would receive $250 in 12b-1 fees and $240 in administrative service fees, for a total of $490 for that year due to the Plan's investment in the fund.

    You should also know that the principal underwriters of certain funds have chosen to offer for sale, and Hartford has selected, fund share classes with asset based sales charges and/or service fees that may or may not be higher than other available share classes of the same fund. As a result of any higher asset based fees and charges paid by investors in such share classes, the amount of fees and payments that might otherwise need to be paid by such fund principal underwriters or their affiliates to Hartford would decrease.

    Some of the Sub-Accounts available in the Contract invest in Funds that are part of our own affiliated family of funds. In addition to any fees and payments Hartford may receive with respect to those funds, one or more of our affiliates receives compensation from the funds, including among other things a management fee and 12b-1 fees from the funds.

    For information on which underlying funds pay Hartford such fees and at what level, please visit our website at retire.hartfordlife.com or call 1-800-874-2502, Option 4. Written information will be provided upon request.

    ENDORSEMENT FEES PAID BY HARTFORD: Hartford pays fees to the organizations listed below in exchange for an endorsement of our Contract. As part of the endorsement, Hartford is invited to participate in various programs, conferences and meetings offered through these organizations in order to allow us to market our Contract.

    Hartford Life also pays additional fees in order to sponsor certain programs offered through these organizations including the "Top Cop Awards" program and an annual "Pension and Benefits Seminar" offered to members of these organizations.

    For additional information on the amount of fees and payments made by Hartford, please call 1-800-874-2502, Option 4. Written information will be provided upon request.

    Organizations Receiving Endorsement Fee Payments from Hartford:

        1.   Peace Officers Research Association of California;

        2.   The National Association of Police Officers;

        3.   Florida Police Benevolent Association, Inc.;

        4.   Police Benevolent & Protective Association of Illinois; and

        5.   Combined Law Enforcement Association of Texas.

    PAYMENTS TO INDUSTRY AND TRADE ORGANIZATIONS: As an active member of the retirement industry, Hartford makes payments to various industry and trade organizations. These payments are made in connection with Hartford's membership, sponsorship or participation in events of these organizations. Hartford makes these payments in order to communicate its position on retirement industry issues and further its position as an industry leader.

                             GENERAL ACCOUNT OPTION

    IMPORTANT INFORMATION YOU SHOULD KNOW: THE PORTION OF THE CONTRACT RELATING TO THE GENERAL ACCOUNT OPTION IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE GENERAL ACCOUNT OPTION IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). NEITHER THE GENERAL ACCOUNT OPTION NOR ANY INTEREST IN THE GENERAL ACCOUNT OPTION IS SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE REGARDING THE GENERAL ACCOUNT OPTION.

    The General Account option is part of our General Account that includes our company assets. Contributions and Contract values allocated to the General Account are available to our general creditors.

    DECLARED RATE OF INTEREST: We credit interest on Contributions made to the General Account at a rate we declare for any period of time that we determine. We may change the declared interest rate from time to time at our discretion.

    GUARANTEED RATE OF INTEREST: We guarantee a minimum rate of interest. The declared interest rate will not be less than the minimum guaranteed rate of interest.

    DISTRIBUTIONS AND TRANSFERS: We generally process distributions and transfers from the General Account within a reasonable period of time after we receive a Participant request at our Administrative Office. However, under certain conditions, transfers from the General Account may be limited or deferred. Distributions may be subject to a contingent deferred sales charge and may be deferred.

                                CONTRACT CHARGES

    CONTINGENT DEFERRED SALES CHARGE: The Contingent Deferred Sales Charge covers some of the expenses relating to the sale and distribution of the Contracts, including:

       -   the cost of preparing sales literature,

       - commissions and other compensation paid to broker dealers and their registered representatives, and

       -   other promotional and distribution related activities.

    If the Contingent Deferred Sales Charge is not sufficient to cover sales and distribution expenses, we pay those expenses from our general assets, including surplus. Surplus might include profits resulting from unused Program and Administrative Charges.

    We do not deduct a sales charge at the time Contributions are made to the Contract. We may assess a Contingent Deferred Sales Charge when you request a full or partial Surrender. The Contingent Deferred Sales Charge is based on the amount you choose to Surrender and the number of Contract Years that have been completed before the Surrender. We do not assess a Contingent Deferred Sales Charge after the fifth Contract Year.

    The percentage used to calculate the Contingent Deferred Sales Charge is equal to:

                                                          CONTINGENT DEFERRED
CONTRACT YEARS                                                SALES CHARGE
--------------------------------------------------------------------------------
During the First Year                                               5%
During the Second Year                                              4%
During the Third Year                                               3%
During the Fourth Year                                              2%
During the Fifth Year                                               1%
During the Sixth Year and thereafter                                0%

    We may reduce the amount or term of the Contingent Deferred Sales Charge (see "Experience Rating under the Contracts" and "Negotiated Charges and Fees").

    When you request a full Surrender, the Contingent Deferred Sales Charge is deducted from the amount Surrendered and the balance is paid to you.

- Example: You request a full Surrender when the value of your Participant Account is $1,000 and the applicable Contingent Deferred Sales Charge is 5%:
    Your Sub-Account(s) will be surrendered by $1,000 and you will receive $950 (i.e., the $1,000 Surrender less the 5% Contingent Deferred Sales Charge).

    If you request a partial Surrender and ask for a specific dollar amount, the Contingent Deferred Sales Charge will be calculated on the total amount that must be withdrawn from your Sub-Account(s) to provide you with the amount requested.

- Example: You ask for $1,000 when the applicable Contingent Deferred Sales Charge is 5%: Your Sub-Account(s) will be reduced by $1,052.63 (i.e., a total withdrawal of $1,052.63 made up of $52.63 in Contingent Deferred Sales Charge plus the $1,000 you requested). The net amount of $1,000 is paid to you.

    The following Surrenders are NOT subject to a Contingent Deferred Sales
Charge:

       - BENEFIT PAYMENTS -- We do not assess a Contingent Deferred Sales Charge on amounts Surrendered from the Contract to pay benefits to a Participant or a beneficiary under the terms of your Plan. We call these amounts "Benefit Payments". Amounts Surrendered for transfer to the funding vehicle of another investment provider or Surrendered because of the termination of your Plan are not Benefit Payments. Upon our request, the Contract Owner must provide documentation acceptable to us that a Surrender is a Benefit Payment.

       - PLAN RELATED EXPENSES -- We do not assess a Contingent Deferred Sales Charge on amounts Surrendered from the Contract to pay certain administrative expenses or other Plan related expenses including, fees to consultants, auditors, third party administrators and other Plan service providers. We call these amounts "Plan Related Expenses." Upon our request, the Contract Owner must provide us with reasonable documentation that a Surrender is a Plan Related Expense.

       - TRANSFER TO AN APPROVED PLAN RELATED INVESTMENT ACCOUNT -- We do not assess a Contingent Deferred Sales Charge on amounts Surrendered from the Contract to transfer to an Approved Plan Related Investment Account. An Approved Plan Related Investment Account is a separate Participant directed investment account under your Employer's plan that your Employer identifies and we accept for the purpose of Participant directed transfers of amounts from the Contract for investment outside of the Contract.

    We will allocate the deduction of the Contingent Deferred Sales Charge among all Participant Accounts on a prorate basis unless the Contract Owner elects a different allocation of the deduction for the Contingent Deferred Sales Charge.

    ANNUAL MAINTENANCE FEE: The Annual Maintenance Fee is an annual $30 fee that we deduct from each Participant Account on a quarterly basis. The fee compensates us for our administrative services related to maintaining the Contract and the Participant Accounts. We deduct 25 percent of the annual fee on the last Valuation Day of each quarter, or from the proceeds of a full Surrender of a Participant Account. We deduct the fee proportionately from the Sub-Accounts and any General Account value in a Participant Account.

    PROGRAM AND ADMINISTRATIVE CHARGE: For providing administrative services, we deduct a daily charge at an annual rate against all Contract values in the Sub-Accounts. This charge continues for the life of the Contract. The rate of the charge depends on the total value of the aggregate Participant Accounts within the Contract anticipated by your Employer within 24 months of initial purchase by your Employer. IF THE ACTUAL TOTAL VALUE OF THE AGGREGATE PARTICIPANT ACCOUNTS WITHIN THE CONTRACT IS LESSER THAN THE ANTICIPATED LEVEL, WE MAY INCREASE THE PROGRAM AND ADMINISTRATIVE CHARGE. IN NO EVENT WILL THE CHARGE EXCEED 1.25%.

BEFORE ANNUITY COMMENCEMENT DATE

PARTICIPANT ACCOUNTS                                                     CHARGE
--------------------------------------------------------------------------------
 $0 to $3,499,999.99                                                       1.25%
 $3,500,000.00 to $4,999,999.99                                            1.05%
 $5,000,000.00 to $24,999,999.99                                           0.85%
 $25,000,000.00 to $34,999,999.99                                          0.75%
 $35,000,000.00 to $49,999,999.99                                          0.65%
 $50,000,000.00 to $69,999,999.99                                          0.50%
 $70,000,000.00 to $84,999,999.99                                          0.35%
 $85,000,000.00 to $99,999,999.99                                          0.15%
 $100,000,000.00 and over                                                  0.00%

AFTER ANNUITY COMMENCEMENT DATE

                                                              PROGRAM AND
                                                         ADMINISTRATIVE CHARGE
--------------------------------------------------------------------------------
All Participants                                                  1.25%

    When your Employer purchases the Contract, your Employer chooses one of the following two methods that the Program and Administrative charge is deducted under the Contract:

    METHOD ONE: The Program and Administrative Charge is deducted daily. It is assessed as a percentage of the net asset value of each Fund when Accumulation Unit or Annuity Unit values are determined each day.

    METHOD TWO: The Program and Administrative Charge is deducted each calendar quarter. It is assessed as a percentage of the average daily assets of the Sub-Accounts during the calendar quarter. The charge is deducted from your Participant Account by redeeming the Accumulation Units or Annuity Units in proportion to the dollar amount of the charge. Method Two is not available to Contracts issued in New York.

    We provide various administrative support services for Plans. These services include recordkeeping, statements of account, internet and automated voice response account access, and participant educational materials. The Program and Administrative Charge compensates us for providing administrative services under the Contracts.

    If the Program and Administrative Charge under a Contract is insufficient to cover actual costs incurred by us, we will bear the loss. If the Program and Administrative Charge exceeds these costs, we will keep the excess as profit. We may use these profits, as well as revenue sharing and Rule 12b-1 fees received from certain Funds, for any proper corporate purpose including, among other things, payment of sales expenses, including the fees paid to distributors. We expect to make a profit from the Program and Administrative Charge.

    We may reduce the Program and Administrative Charge under the Contracts (see "Experience Rating under the Contracts" and "Negotiated Charges and Fees").

    PREMIUM TAXES: We currently do not pay Premium Tax with respect to the Contracts, but we reserve the right to deduct a charge for Premium Tax, if applicable, imposed by a state or other governmental entity. Certain states and municipalities impose a Premium Tax, generally ranging up to 3.50%. In some cases, Premium Taxes are deducted at the time purchase payments are made; in other cases Premium Tax is assessed at the time of annuitization. We will pay Premium Taxes at the time imposed under applicable law. At our sole discretion, we may deduct Premium Taxes at the time we pay such taxes to the applicable taxing authorities, at the time the Contract is surrendered, at the time a death benefit is paid, or at the time a Participant annuitizes.

    EXPERIENCE RATING UNDER THE CONTRACTS: We may apply experience credits under a Contract based on investment, administrative or other factors, including, but not limited to: (1) the total number of Participants, (2) the sum of all Participants' Account values, (3) the allocation of Contract values between the General Account and the Separate Account under the Contract, (4) present or anticipated levels of Contributions, distributions, transfers, administrative expenses or commissions, and (5) whether we are the exclusive annuity contract provider. Experience credits can take the form of a reduction in the deduction for program and administrative undertakings, a reduction in the term or amount of any applicable Contingent Deferred Sales Charges, an increase in the rate of interest credited under the Contract, a reduction in the amount of the Annual Maintenance Fee or any combination of the foregoing. We may apply experience credits either prospectively or retrospectively. We may apply and allocate experience credits in such manner as we deem appropriate. Any such credit will not be unfairly discriminatory against any person, including the affected Contract Owners or Participants. Experience credits have been given in certain cases. Participants in Contracts receiving experience credits will receive notification regarding such credits. Experience credits may be discontinued at our sole discretion in the event of a change in applicable factors. For Contracts issued in New York, we may only apply experience credits prospectively.

    CHARGES OF THE FUNDS: The Separate Account purchases shares of the Funds at net asset value. The net asset value of the Fund reflects investment advisory fees and administrative expenses already deducted from the assets of the Funds. These charges are described in the Funds' prospectuses accompanying this prospectus.

    PLAN RELATED EXPENSES: The Contract Owner may direct us to deduct amounts from the assets under a Contract to pay certain administrative expenses or other Plan related expenses including, but not limited to, fees to consultants, auditors, counsel, Hartford, and other Plan service providers. We will deduct and pay such amounts to the Contract Owner or as directed by the Contract Owner. We may agree to include these amounts as an adjustment to the charge for administrative undertakings for the Separate Account.

                                 THE CONTRACTS

    THE CONTRACTS OFFERED: The Contracts are group variable annuity contracts offered to:

       - Tax deferred annuity programs adopted according to Section 403(b) of the Code by public school systems and certain tax-exempt organizations described in Section 501(c)(3) of the Code;

       - Deferred compensation plans as defined in Section 457 of the Code sponsored by governmental employers or by certain tax exempt organizations described in Section 501(c)(3) of the Code;

       - Retirement plans qualified under Sections 401(a) or 403(a) of the Code; and

       - Individual Retirement Annuity programs adopted according to Section 408 of the Code.

    The Contracts are not available for issuance except as described above.

    ASSIGNMENTS: The Contract and a Participant's interest in a Contract cannot be assigned, transferred or pledged.

    PRICING AND CREDITING OF CONTRIBUTIONS: We credit initial Contributions to your Participant Account within two Valuation Days of our receipt of a properly completed application and the initial Contribution at our Administrative Office.

    If the application or other information accompanying the initial Contribution is incomplete when received, we will hold the money in a non-interest bearing account for up to five Valuation Days while we try to obtain complete information. If we cannot obtain the information within five Valuation Days, we will either return the Contribution and explain why it could not be processed or keep the Contribution if the Participant authorizes us to keep it until the necessary information is provided.

    Subsequent Contributions properly designated for your Participant Account that are received prior to the close of the New York Stock Exchange will be invested on the same Valuation Day. Subsequent Contributions properly designated for your Participant Account that are received on a Non-Valuation Day or after the close of the New York Stock Exchange will be invested on the next Valuation Day.

    WHAT IS A SURRENDER CHARGE OFFSET?

    You may be eligible to receive a credit to your Participant Account if you elect to make a Contribution that is transferred from a contract of another carrier within your Plan. The credit is equal to the surrender charge you incurred from the other carrier when you make the transfer, and is limited to a maximum credit of 7%.

    Your Employer may also be eligible for a Group Surrender Charge Offset if the initial Contribution made to the Contract consists of a transfer of funds held by the Plan under an investment vehicle issued by another carrier. If, by reason of the transfer, the Plan has paid, or will pay, a surrender charge, market value adjustment or other discontinuance charge to the other carrier, Hartford will reimburse the Plan not to exceed 7% of transferred assets.

    If you purchase your Contract in New York, in the event that the Contract is terminated prior to the date on which the Surrender Charge Offset is fully recouped by Hartford, some, or the entire unrecouped amount, will be deducted as a separate charge prior to any final payment to the Contract Owner according to the following schedule:

CONTRACT OWNER TERMINATES BEFORE THE END OF
               CONTRACT YEAR                                   TERMINATION CHARGE
---------------------------------------------------------------------------------------------------
                1                            100% of the amount of the Surrender Charge Offset
                2                            80% of the amount of the Surrender Charge Offset
                3                            60% of the amount of the Surrender Charge Offset
                4                            40% of the amount of the Surrender Charge Offset
                5                            20% of the amount of the Surrender Charge Offset

CONTRACT OWNER TERMINATES AFTER THE END OF
              CONTRACT YEAR                                   TERMINATION CHARGE
--------------------------------------------------------------------------------------------------
                5                           0% of the amount of the Surrender Charge Offset

    MAY I MAKE CHANGES IN THE AMOUNTS OF MY CONTRIBUTION?

    Yes. There is a $30 minimum amount for initial Contributions or subsequent Contributions that may be made on behalf of a Participant Account under a Contract, unless the Employer's plan provides otherwise, in which case the minimum amount shall not be less than $10. If the Plan adopted by the Contract Owner so provides, the Contract permits the allocation of Contributions, in multiples of 1% among the several Sub-Accounts of the Separate Account. The minimum amount that may be allocated to any Sub-Account in a Separate Account shall not be less than $10. Such changes must be requested in the form and manner prescribed by us.

    CAN YOU TRANSFER FROM ONE SUB-ACCOUNT TO ANOTHER?

    During those phases of your Contract when transfers are permissible, you may make transfers between Sub-Accounts according to the following policies and procedures, as they may be amended from time to time.

    WHAT IS A SUB-ACCOUNT TRANSFER?

    A Sub-Account transfer is a transaction requested by you that involves reallocating part or all of your Participant Account value among the Funds available in your Contract. Your transfer request will be processed as of the end of the Valuation Day that it is received in good order. Otherwise, your request will be processed on the following Valuation Day. We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly reporting any inaccuracy or discrepancy to us and your Registered Representative. Any oral communication should be re-confirmed in writing.

    WHAT HAPPENS WHEN YOU REQUEST A SUB-ACCOUNT TRANSFER?

    Many Participants request Sub-Account transfers. Some request transfers into (purchases) a particular Sub-Account, and others request transfers out of (redemptions) a particular Sub-Account. In addition, some Participants allocate Contributions to Sub-Accounts, and others request Surrenders. We combine all the daily requests to transfer out of a Sub-Account along with all Surrenders from that Sub-Account and determine how many shares of that Fund we would need to sell to satisfy all Participants' "transfer-out" requests. At the same time, we also combine all the daily requests to transfer into a particular Sub-Account or Contributions allocated to that Sub-Account and determine how many shares of that Fund we would need to buy to satisfy all Participants' "transfer-in" requests.

    In addition, many of the Funds that are available as investment options in our variable annuity products are also available as investment options in variable life insurance policies, retirement plans, funding agreements and other products offered by us or our affiliates. Each day, investors and participants in these other products engage in similar transfer transactions.

    We take advantage of our size and available technology to combine sales of a particular Fund for many of the variable annuities, variable life insurance policies, retirement plans, funding agreements or other products offered by us or our affiliates. We also combine many of the purchases of that particular Fund for many of the products we offer. We then "net" these trades by offsetting purchases against redemptions. Netting trades has no impact on the net asset value of the Fund shares that you purchase or sell. This means that we sometimes reallocate shares of a Fund rather than buy new shares or sell shares of the Fund.

    For example, if we combine all transfer-out (redemption) requests and Surrenders of a stock Fund Sub-Account with all other sales of that Fund from all our other products, we may have to sell $1 million dollars of that Fund on any particular day. However, if other Participants and the owners of other products offered by us, want to transfer-in (purchase) an amount equal to $300,000 of that same Fund, then we would send a sell order to the Fund for $700,000 (a $1 million sell order minus the purchase order of $300,000) rather than making two or more transactions.

    WHAT RESTRICTIONS ARE THERE ON YOUR ABILITY TO MAKE A SUB-ACCOUNT TRANSFER?

    FIRST, YOU MAY MAKE ONLY ONE SUB-ACCOUNT TRANSFER REQUEST EACH DAY. WE LIMIT EACH PARTICIPANTS TO ONE SUB-ACCOUNT TRANSFER REQUEST EACH VALUATION DAY. We count all Sub-Account transfer activity that occurs on any one Valuation Day as one "Sub-Account transfer," however, you cannot transfer the same Participant Account value more than once a Valuation Day.

    For Example:

       - If the only transfer you make on a day is a transfer of $10,000 from one Sub-Account into another Sub-Account, it would count as one Sub-Account transfer.

       - If, however, on a single day you transfer $10,000 out of one Sub-Account into five other Sub-Accounts (dividing the $10,000 among the five other Sub-Accounts however you chose), that day's transfer activity would count as one Sub-Account transfer.

       - Likewise, if on a single day you transferred $10,000 out of one Sub-Account into ten other Sub-Accounts (dividing the $10,000 among the ten other Sub-Account however you chose), that day's transfer activity would count as one Sub-Account transfer.

       - Conversely, if you have $10,000 in Participant Account value distribution among 10 different Sub-Accounts and you request to transfer the Participant Account value in all those Sub-Accounts into one Sub-Account, that would also count as one Sub-Account transfer.

       - However, you cannot transfer the same Participant Account value more than once in one day. That means if you have $10,000 in a Money Market Fund Sub-Account and you transfer all $10,000 into a Stock Fund Sub-Account, on that same day you could not then transfer the $10,000 out of the Stock Fund Sub-Account into another Sub-Account.

SECOND, YOU ARE ALLOWED TO SUBMIT A TOTAL OF 20 SUB-ACCOUNT TRANSFERS EACH CALENDAR YEAR (the "Transfer Rule") by U.S. Mail, Voice Response Unit, Internet, telephone, same day mail or courier service. Once you reach the maximum number of Sub-Account transfers, you may only submit any additional Sub-Account transfer requests (and any trade cancellation requests) in writing through U.S. Mail or overnight delivery service. In other words, Voice Response Unit, Internet or telephone transfer requests will not be honored. We may, but are not obligated to, notify you when you are in jeopardy of approaching these limits. For example, we will send you a letter after your 10th Sub-Account transfer to remind you about the Transfer Rule. After your 20th transfer request, our computer system will not allow you to do another Sub-Account transfer by telephone, Voice Response Unit or via the Internet. You will then be instructed to send your Sub-Account transfer request by U.S. Mail or overnight delivery service.

    We may aggregate a Contract owner's Contracts or a Participant's Participant Accounts for the purposes of enforcing these restrictions.

    The Transfer Rule does not apply to Sub-Account transfers that occur automatically as part of a Company sponsored asset allocation or Dollar Cost Averaging program. Reallocations made based on a Fund merger or liquidation also do not count toward this transfer limit. Restrictions may vary based on state law.

    We make no assurances that the Transfer Rule is or will be effective in detecting or preventing market timing.

    THIRD, POLICIES HAVE BEEN DESIGNED TO RESTRICT EXCESSIVE SUB-ACCOUNT TRANSFERS. You should not purchase or become a Participant under this Contract if you want to make frequent Sub-Account transfers for any reason. In particular, don't purchase or become a Participant under this Contract if you plan to engage in "market timing," which includes frequent transfer activity into and out of the same Fund, or frequent Sub-Account transfers in order to exploit any inefficiencies in the pricing of a Fund. Even if you do not engage in market timing, certain restrictions may be imposed on you, as discussed below:

    FUND TRADING POLICIES

    You are subject to Fund trading policies, if any. We are obligated to provide, at the Fund's request, tax identification numbers and other shareholder identifying information contained in our records to assist Funds in identifying any pattern or frequency of Sub-Account transfers that may violate their trading policy. In certain instances, we have agreed to serve as a Fund's agent to help monitor compliance with that Fund's trading policy.

    We are obligated to follow each Fund's instructions regarding enforcement of their trading policy. Penalties for violating these policies may include, among other things, temporarily or permanently limiting or banning Sub-Account transfers into a Fund or other funds within that fund complex. These penalties will affect a Contract Owner's or Participant's ability to purchase shares of the underlying funds. We are not authorized to grant exceptions to a Fund's trading policy. Please refer to each Fund's prospectus for more information.

    Fund trading policies do not apply or may be limited. For instance:

       - Certain types of financial intermediaries may not be required to provide us with shareholder information.

       - "Excepted funds" such money market funds and any Fund that affirmatively permits short-term trading of its securities may opt not to adopt this type of policy. This type of policy may not apply to any financial intermediary that a Fund treats as a single investor.

       - A Fund can decide to exempt categories of Contract Owners whose contracts are subject to inconsistent trading restrictions or none at all.

       - Non-shareholder initiated purchases or redemptions may not always be monitored. These include Sub-Account transfers that are executed: (i) automatically pursuant to a company sponsored contractual or systematic program such as transfers of assets as a result of "dollar cost averaging" programs, asset allocation programs, automatic rebalancing programs, annuity payouts, loans, or systematic withdrawal programs; (ii) as a result of the payment of a Death Benefit; (iii) as a result of any deduction of charges or fees under a Contract; or (iv) as a result of payments such as loan repayments, scheduled contributions, scheduled withdrawals or surrenders, retirement plan contributions.

    POSSIBILITY OF UNDETECTED ABUSIVE TRADING OR MARKET TIMING. We may not be able to detect or prevent all abusive trading activities. For instance,

       - Since we net all the purchases and redemptions for a particular Fund for this and many of our other products, transfers by any specific market timer could be inadvertently overlooked.

       - Certain forms of variable annuities and types of Funds may be attractive to market timers. We can not provide assurances that we will be capable of addressing possible abuses in a timely manner.

       - These policies apply only to individuals and entities that own or are Participants under this Contract. However, the Funds that make up the Sub-Accounts of this Contract are available for use with many different variable life insurance policies, variable annuity products and funding agreements, and they are offered directly to certain qualified retirement plans. Some of these products and plans may have different or less restrictive transfer rules or no transfer restrictions at all.

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

    HOW ARE YOU AFFECTED BY FREQUENT SUB-ACCOUNT TRANSFERS?

    We are not responsible for losses or lost investment opportunities associated with the effectuation of these policies. Frequent Sub-Account transfers may result in the dilution of the value of the outstanding securities issued by a Fund as a result of increased transaction costs and lost investment opportunities typically associated with maintaining greater cash positions. This can adversely impact Fund performance and, as a result, the performance of your Participant Account. This may also lower the Death Benefit paid to your Beneficiary or lower Annuity Payouts for your payee as well as reduce value of other optional benefits available under your Contract.

    Separate Account investors could be prevented from purchasing Fund shares if we reach an impasse on the execution of a Fund's trading instructions. In other words, a Fund complex could refuse to allow new purchases of shares by all our variable product investors if the Fund and we can not reach a mutually acceptable agreement on how to treat an investor who, in a Fund's opinion, has violated the Fund's trading policy.

    In some cases, we do not have the tax identification number or other identifying information requested by a Fund in our records. In those cases, we rely on the Contract Owner to provide the information. If the Contract Owner does not provide the information, we may be directed by the Fund to restrict the Contract Owner from further purchases of Fund shares. In those cases, all Participants under a plan funded by the Contract will also be precluded from further purchases of Fund shares.

    GENERAL ACCOUNT OPTION TRANSFERS

    You may make transfers out of the General Account Option to the Sub-Accounts, subject to the transfer restrictions discussed below. All transfer allocations must be in whole numbers (e.g., 1%). For Contracts issued or amended on or after May 1, 1992:

       - Transfers of assets presently held in the General Account option, or which were held in the General Account option at any time during the preceding three months, to any account that we determine is a competing account, may be prohibited. We do not currently enforce this prohibition.

       - Similarly, transfers of assets presently held in any account during the preceding three months, that we determine is a competing account, to the General Account option, may be prohibited. We do not currently enforce this prohibition.

    In addition, we may limit the maximum amount transferred or Surrendered from the General Account option if the amount of any transfer or Surrender from the General Account value of a Participant's Account in any Contract Year exceeds 1/6th of the General Account values under the Contract as of the end of the preceding Contract Year.

    We apply these restrictions to all transfers from the General Account Option, including all systematic transfers and Dollar Cost Averaging Programs.

    As a result of these limitations, it may take a longer period of time (i.e., several years) to move Participant Account values in the General Account Option to Sub-Accounts and therefore this may not provide an effective short term defensive strategy.

    TELEPHONE AND INTERNET TRANSFERS

    Transfer instructions received by telephone on any Valuation Day before the end of any Valuation Day will be carried out that day. Otherwise, the instructions will be carried out at the end of the next Valuation Day.

    Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the end of any Valuation Day, the instructions will be carried out that Valuation Day. Otherwise, the instructions will be carried out at the end of the next Valuation Day. If you do not receive an electronic acknowledgement, you should contact us as soon as possible.

    We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.

    Telephone or Internet transfer requests may currently only be cancelled by calling us before the end of the Valuation Day you made the transfer request.

    We, our agents or our affiliates are NOT responsible for losses resulting from telephone or electronic requests that we believe are genuine. We will use reasonable procedures to confirm that instructions received by telephone or through our website are genuine, including a requirement that Contract Owners and Participants provide certain identification information, including a personal identification number. We record all telephone transfer instructions. We may suspend, modify, or terminate telephone or electronic transfer privileges at any time.

    DOLLAR COST AVERAGING: If, during the Accumulation Period, the portion of your Contract values held under the General Account option is at least $5,000, or the value of your Accumulation Units held under the Hartford Money Market HLS Sub-Account is at least $5,000, you may choose to have a specified dollar amount transferred from either the General Account option or the Hartford Money Market HLS Sub-Account, whichever meets the applicable minimum value, to other Sub-Accounts of the Separate Account at monthly, semi-monthly, quarterly, semi-annual or annual intervals ("transfer intervals"). This is known as Dollar Cost Averaging. The main objective of a Dollar Cost Averaging program is to minimize the impact of short term price fluctuations. Since the same dollar amount is transferred to other Sub-Accounts at set intervals, more units are purchased in a Sub-Account if the value per unit is low and less units are purchased if the value per unit is high. Therefore, a lower average cost per unit may be achieved over the long term. A Dollar Cost Averaging program allows investors to take advantage of market fluctuations. However, it is important to understand that Dollar Cost Averaging does not assure a profit or protect against a loss in declining markets.

    The minimum amount that may be transferred to any one Sub-Account at a transfer interval is $100. The transfer date will be the monthly, quarterly, semi-annual or annual anniversary, as applicable, of your first transfer under your initial Dollar Cost Averaging election. The first transfer will commence within five (5) business days after we receive your initial election either on an appropriate election form in good order or by telephone subject to the telephone transfer procedures detailed above. The dollar amount will be allocated to the Sub-Accounts that you specify, in the proportions that you specify on the appropriate election form that we provide or over our recorded telephone line. You may specify a maximum of five (5) Sub-Accounts. If, on any transfer date, your General Account value or the value of your Accumulation Units under the Money Market HLS Sub-Account, as applicable, is less than the amount you have elected to have transferred, your Dollar Cost Averaging program will end. You may cancel your Dollar Cost Averaging election by sending us a written notice at our Administrative Office or by calling one of our representatives at 1-800-528-9009 and giving us notice on our recorded telephone line.

    Transfers out of the General Account Option may be subject to certain restrictions. For information regarding these restrictions, please refer to "General Account Option Transfers" under the section entitled "The Contracts".

    MAY I REQUEST A LOAN FROM MY PARTICIPANT ACCOUNT?

    During the Accumulation Period, a Participant under a Tax Sheltered Annuity plan may request a loan from his or her Participant Account. Loans from a Participant's Account may not be available in all states or may be subject to restrictions.

    You must pay back your loan according to the payment schedule set by the terms of your loan agreement. The loan agreement describes the terms, conditions, any fees or charges of your loan.

    Loans will have a permanent effect on the Participant's Account because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Account. The longer a loan is outstanding, the greater the impact on the Participant's Account is likely to be. Also, if not repaid, the outstanding loan balance will reduce the death benefit otherwise payable to the Beneficiary.

    HOW DO I KNOW WHAT MY PARTICIPANT ACCOUNT IS WORTH?

    Your Participant Account value reflects the sum of the amounts under your Participant Account allocated to the General Account option and the Sub-Accounts.

    There are two things that affect your Sub-Account value: (1) the number of Accumulation Units and (2) the Accumulation Unit value. The Sub-Account value is determined by multiplying the number of Accumulation Units by the Accumulation Unit value. Therefore, on any Valuation Day the portion of your Participant Account allocated to the Sub-Accounts will reflect the investment performance of the Sub-Accounts and will fluctuate with the performance of the underlying Funds.

    Contributions made or Contract values allocated to a Sub-Account are converted into Accumulation Units by dividing the amount of the Contribution or allocation, minus any Premium Taxes, by the Accumulation Unit value for that Valuation Day. The more Contributions or Contract values allocated to the Sub-Accounts under your Participant Account, the more Accumulation Units will be reflected under your Participant Account. You decrease the number of

Accumulation Units in a Sub-Account under your Participant Account by requesting Surrenders, transferring money out of a Sub-Account, submitting a Death Benefit claim or by electing an annuity payout from your Participant Account.

    To determine the current Accumulation Unit value, we take the prior Valuation Day's Accumulation Unit value and multiply it by the Net Investment Factor for the current Valuation Day. The value of the Separate Account is determined at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time).

    The Net Investment Factor is used to measure the investment performance of a Sub-Account from one Valuation Day to the next. At the time your Employer purchases the Contract, your Employer chooses one of the following two methods to calculate the Net Investment Factor:

METHOD ONE

    The Net Investment Factor for each Sub-Account equals:

       - the net asset value per share plus applicable distributions per share of the corresponding Fund at the end of the current Valuation Day; divided by

       - the net asset value per share of the corresponding Fund at the end of the prior Valuation Day; multiplied by

       - the daily expense factor for the Program and Administrative Charge and any other applicable charges adjusted for the number of days in the period.

METHOD TWO (NOT AVAILABLE TO CONTRACTS ISSUED IN NEW YORK)

    The Net Investment Factor for each Sub-Account equals:

       - The net asset value per share of each Fund held in the Sub-Account at the end of the current Valuation Day divided by

       - The net asset value per share of each Fund held in the Sub-Account at the end of the prior Valuation Day.

    We will send you a statement for each calendar quarter, that tells you how many Accumulation Units you have, their value and your total Participant Account value. You can also call 1-800-528-9009 to obtain your Participant Account value or, where available, you may access your account information through our website at retire.hartfordlife.com.

    HOW ARE THE UNDERLYING FUND SHARES VALUED?

    The shares of the Fund are valued at net asset value on a daily basis. A complete description of the valuation method used in valuing Fund shares may be found in the underlying Funds' prospectus.

                                 DEATH BENEFITS

    DETERMINATION OF THE BENEFICIARY: The Beneficiary is the person or persons designated to receive payment of the death benefit upon the death of the Participant. If no designated Beneficiary remains living at the death of the Participant, the Participant's estate is the Beneficiary.

    DEATH BEFORE THE ANNUITY COMMENCEMENT DATE: If the Participant dies before his or her Annuity Commencement Date, a death benefit will be payable to the Beneficiary. The form of the death benefit payable to the Beneficiary(ies) will be subject to the limitations of the Plan, if any, and the terms of the Contract. The death benefit shall be equal to the Participant's Account value, reduced by any Premium Taxes not previously deducted, any unpaid fees or charges under the Contract, and any outstanding loan indebtedness.

    If the proceeds are taken in a single sum, payment will normally be made within seven days of our receipt of completed settlement instructions.

    You may apply the death benefit payout to any one of the Annuity payment options (see "Annuity Payout Options") instead of receiving the death benefit payment in a single sum. An election to receive payment of death benefits under an Annuity payout option must be made before a lump sum settlement and within one year after the death by written notice to us at our Administrative Offices. Proceeds due on death may be applied to provide variable payments, fixed payments, or a combination of variable and fixed payments. No election to provide Annuity payouts will become operative unless the initial Annuity payout is at least $20 on either a variable or fixed basis, or $20 on each basis when a combination benefit is elected. The manner in which the Annuity payouts are determined and in which they may vary from month to month are the same as applicable to a Participant's Account after retirement (see "How are Contributions made to establish my Annuity Account?").

    DEATH ON OR AFTER THE ANNUITY COMMENCEMENT DATE: If the Annuitant dies on or after the Annuity Commencement Date, there may be no payout at death unless the Annuitant has elected an Annuity payout option that permits the Beneficiary to elect to continue Annuity payouts or receive the commuted value.

                             SETTLEMENT PROVISIONS

    IMPORTANT TAX INFORMATION: THERE ARE CERTAIN RESTRICTIONS ON SECTION 403(b) TAX-SHELTERED ANNUITIES. AS OF DECEMBER 31, 1988, ALL SECTION 403(b) ANNUITIES HAVE LIMITS ON FULL AND PARTIAL SURRENDERS. CONTRIBUTIONS TO THE CONTRACT MADE AFTER DECEMBER 31, 1988 AND ANY INCREASES IN CASH VALUE AFTER DECEMBER 31, 1988 MAY NOT BE DISTRIBUTED UNLESS THE CONTRACT OWNER/EMPLOYEE HAS A) ATTAINED AGE 59 1/2, B) A SEVERANCE FROM EMPLOYMENT, C) DIED, D) BECOME DISABLED OR E) EXPERIENCED FINANCIAL HARDSHIP (CASH VALUE INCREASES MAY NOT BE DISTRIBUTED FOR HARDSHIPS PRIOR TO AGE 59 1/2). DISTRIBUTIONS PRIOR TO AGE 59 1/2 DUE TO FINANCIAL HARDSHIP OR SEPARATION FROM SERVICE MAY STILL BE SUBJECT TO A PENALTY TAX OF 10%. WE WILL NOT ASSUME ANY RESPONSIBILITY FOR DETERMINING WHETHER A WITHDRAWAL IS PERMISSIBLE, WITH OR WITHOUT TAX PENALTY, IN ANY PARTICULAR SITUATION; OR IN MONITORING WITHDRAWAL REQUESTS REGARDING PRE OR POST JANUARY 1, 1989 CONTRACT VALUES. ANY FULL OR PARTIAL SURRENDER DESCRIBED ABOVE MAY AFFECT THE CONTINUING TAX-QUALIFIED STATUS OF SOME CONTRACTS OR PLANS AND MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THE CONTRACT OWNER. THE CONTRACT OWNER, THEREFORE, SHOULD CONSULT WITH A TAX ADVISER BEFORE UNDERTAKING ANY SUCH SURRENDER. (SEE "FEDERAL TAX CONSIDERATIONS")

    After termination of Contributions on behalf of a Participant prior to the selected Annuity Commencement Date for that Participant, you will have the following options:

    1. CONTINUE THE PARTICIPANT'S ACCOUNT UNDER THE CONTRACT. Under this option, when the selected Annuity Commencement Date arrives, payments will begin under the selected Annuity payout option. (See "Annuity payout options"). At any time before the Annuity Commencement Date, a Participant may Surrender his or her Participant Account for a lump sum cash settlement in accordance with 3. below.

    2. TO PROVIDE ANNUITY PAYOUTS IMMEDIATELY. The values in a Participant's Account may be applied, subject to contractual provisions, to provide for Fixed or Variable Annuity payouts, or a combination thereof, commencing immediately, under the selected Annuity payout option under the Contract. (See "Annuity payout options").

    3. TO SURRENDER THE PARTICIPANT'S ACCOUNT IN A SINGLE SUM. The amount received will be the value next computed after we receive a written Surrender request for complete Surrender at our Administrative Office, less any applicable Contingent Deferred Sales Charge, Annual Maintenance Fee and Premium Taxes. Payment will normally be made within seven days after we receive the written request.

    4. TO REQUEST A PARTIAL SURRENDER OF THE PARTICIPANT'S ACCOUNT. Partial Surrenders are taken from the Sub-Account(s) that you specify. If you do not specify the Sub-Account(s), we will take the amount out of all applicable Sub-Account(s) on a pro rata basis. We will deduct any applicable Contingent Deferred Sales Charges from the partial Surrender (see "Contract Charges").

    5. TO BEGIN MAKING MONTHLY, QUARTERLY, SEMI-ANNUAL OR ANNUAL WITHDRAWALS WHILE ALLOWING YOUR PARTICIPANT ACCOUNT TO REMAIN IN THE ACCUMULATION PERIOD. Your Participant Account remains subject to the Annual Maintenance Fee and any fluctuations in the investment results of the Sub-Accounts or any of the underlying investments. You may transfer the values of your Participant Account from one or more Sub-Accounts or the General Account option to any other Sub-Account, the General Account option or to any combination thereof, subject to certain restrictions (See "The Contracts"). For a more complete description of the restrictions and limitations of this Option, See "Systematic Withdrawal Option."

    CAN PAYMENT OF THE SURRENDER VALUE EVER BE POSTPONED BEYOND THE SEVEN-DAY PERIOD?

    Yes. It may be postponed whenever (a) the New York Stock Exchange is closed, except for holidays or weekends, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (b) the Securities and Exchange Commission permits postponement and so orders; or (c) the Securities and Exchange Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.

    MAY I SURRENDER ONCE ANNUITY PAYOUTS HAVE STARTED?

    Once Annuity payouts have started, no Surrenders are permitted except under a variable annuity under the Annuity Payout Option 5: Payments for a Designated Period. Surrenders may be subject to a Contingent Deferred Sales Charge.

    HOW DO I ELECT AN ANNUITY COMMENCEMENT DATE AND ANNUITY PAYOUT OPTION?

    A Participant selects an Annuity Commencement Date (usually between the Participant's 50th birthday and the date on which the Participant attains age 70 1/2) and an Annuity payout option. The Annuity Commencement Date may be any day of any month before or including the month of a Participant's 90th birthday, or an earlier date if prescribed by applicable law.

    The Annuity Commencement Date and/or the Annuity payment option may be changed from time to time, but any such change must be made at least 30 days prior to the date on which Annuity payouts are scheduled to begin. Annuity payouts will normally be made on the first business day of each month or another mutually agreed upon business day.

    The contract contains five Annuity payout options that may be selected on either a Fixed or Variable Annuity basis, or a combination thereof. If a Participant does not elect otherwise, we reserve the right to begin Annuity payouts at age 90 under Option 2 with 120 monthly payments certain. However, unless required by applicable law, we will not assume responsibility in determining or monitoring any required minimum distributions. (See "Federal Tax Consequences").

    WHAT IS THE MINIMUM AMOUNT THAT I MAY SELECT FOR AN ANNUITY PAYOUT?

    The minimum Annuity payout is $20. No election may be made which results in a first payment of less than $20. If at any time Annuity payouts are or become less than $20, we have the right to change the frequency of payment to intervals that will result in payments of at least $20.

    HOW ARE CONTRIBUTIONS MADE TO ESTABLISH AN ANNUITY ACCOUNT?

    During the Annuity Period, Contract values are applied to establish Annuitant's Accounts under the Contracts to provide Fixed or Variable Annuity payouts.

    CAN A CONTRACT BE SUSPENDED?

    We may suspend the Contract by giving the Contract Owner written notice at least 90 days before the effective date of the suspension. We may suspend the Contract if the Contract Owner fails to assent to any modification of the Contract. (See "Can a Contract be modified?").

    Upon suspension of the Contract, we will not accept any more Contributions. The suspension of the Contract will not preclude a Contract Owner from applying existing Participant's Accounts to the purchase of Fixed or Variable Annuity Benefits. Suspension of the Contract will not affect payments to be made by us under an Annuity that commenced prior to the date of suspension.

ANNUITY PAYMENT OPTIONS:

    OPTION 1: LIFE ANNUITY where we make monthly Annuity payouts for as long as the Annuitant lives.

- Payments under this option stop with the last monthly payment preceding the death of the Annuitant, even if the Annuitant dies after one payment. This option offers the maximum level of monthly payments of any of the other life annuity options (Options 2-4) since there is no guarantee of a minimum number of payments nor a provision for a death benefit payable to a Beneficiary.

    OPTION 2: LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN where we make monthly payments for the life of the Annuitant with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the Annuitant, payments have been made for less than the minimum elected number of months, then any remaining guaranteed monthly payments will be paid to the Beneficiary unless other provisions have been made and approved by us.

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

    OPTION 3: CASH REFUND LIFE ANNUITY where we make monthly payments during the life of the Annuitant terminating with the last payment due prior to the death of the Annuitant, except that an additional payment will be made to the Beneficiary if (a) below exceeds (b) below:

(a)    =                                          total amount applied under the option
                                                    at the Annuity Commencement Date
              -------------------------------------------------------------------------------------------------------------
                                           Annuity Unit value at the Annuity Commencement Date
(b)    =         number of Annuity Units represented by each        x          number of monthly Annuity payouts made
                         monthly Annuity payout made

    The amount of the additional payments is determined by multiplying the excess, if any, by the Annuity Unit value as of the date we receive Due Proof of Death.

    OPTION 4: JOINT AND LAST SURVIVOR ANNUITY where we make monthly payments during the joint lifetime of the Annuitant and a designated individual (called the joint Annuitant) and then throughout the remaining lifetime of the survivor, ending with the last payment prior to the death of the survivor.

- When the Annuity is purchased, the Annuitant elects what percentage (50%, 66 2/3%, 75% or 100%) of the monthly Annuity payout will continue to be paid to the survivor.

- Under this Option 4, it would be possible for an Annuitant and joint Annuitant to receive only one payment in the event of the common or simultaneous death of the Annuitant and joint Annuitant prior to the due date for the second payment.

    OPTION 5: PAYMENTS FOR A DESIGNATED PERIOD where we agree to make monthly payments for the number of years selected. Under the Contracts, the minimum number of years is five. In the event of the Annuitant's death prior to the end of the designated period, the present value of any then remaining payments will be paid in one sum to the Beneficiary unless other provisions have been made and approved by us.

- Option 5 does not involve life contingencies and does not provide any mortality guarantee.

    Surrenders are subject to the limitations set forth in the Contract and any applicable Contingent Deferred Sales Charges. (See "Contract Charges"). For Contracts issued in New York, no surrenders are permitted by the Annuitant after Annuity payments commence under Option 5.

    UNDER ANY OF THE ANNUITY PAYOUT OPTIONS ABOVE, EXCEPT OPTION 5 (ON A VARIABLE BASIS), NO SURRENDERS ARE PERMITTED BY THE ANNUITANT AFTER ANNUITY PAYOUTS COMMENCE.

    OPTIONS 2 AND 5 ARE AVAILABLE ONLY IF THE GUARANTEED ANNUITY PAYOUT PERIOD IS LESS THAN THE LIFE EXPECTANCY OF THE ANNUITANT OR THE JOINT LIFE EXPECTANCY OF THE ANNUITANT AND THEIR JOINT ANNUITANT AT THE TIME THE OPTION BECOMES EFFECTIVE. SUCH LIFE EXPECTANCY SHALL BE COMPUTED ON THE BASIS OF THE MORTALITY TABLE PRESCRIBED BY THE IRS OR, IF NONE IS PRESCRIBED, THE MORTALITY TABLE THEN IN USE BY US.

    WE MAY OFFER OTHER ANNUITY PAYOUT OPTIONS FROM TIME TO TIME. NOT ALL ANNUITY PAYOUT OPTIONS WILL BE AVAILABLE IN ALL STATES OR IN ALL CONTRACTS.

SYSTEMATIC WITHDRAWAL OPTION:

    If permitted by IRS regulations and the terms of the Employer's plan, a Participant can make withdrawals while allowing his or her Participant Account to remain in the Accumulation Period under the Contract. Eligibility under this provision is limited to Participants who have terminated their employment with the Employer at the time they elect theSystematic Withdrawal Option ("SWO"). The maximum payment amount is 1.5% monthly, 4.5% quarterly, 9.0% semi-annually or 18.0% annually of the value of the Participant's Account at the time the SWO is elected. Payments are limited to 18.0% of the Participant's Account annually. The minimum payment amount is $100. SWO payments generally are taxable as ordinary income and, if made prior to age 59 1/2, an IRS tax penalty may apply. Any Sales Charge otherwise applicable is waived on SWO payments.

    Participants elect the specific dollar amount to be withdrawn, the frequency of payments (monthly, quarterly, semi-annually or annually) and the duration of payments (either a fixed number of payments or until the Participant's Account is depleted). The duration of payments may not extend beyond the Participant's life expectancy as of the beginning date of SWO payments or the joint and last survivor life expectancy of the Participant and the Participant's Beneficiary. Participants may not elect the SWO if there is an outstanding loan amount.

    A Participant can change the terms of a SWO as often as four times in each calendar year, can terminate the SWO at any time, and can elect one of the five available Annuity options or a partial or full lump sum withdrawal. If a partial or full lump sum withdrawal is elected within 12 months of a SWO payment, the contingent deferred sales charge that was previously waived, if any, will be deducted from the Participant's Account upon withdrawal. SWO payments will be deducted on a pro rata basis from the General Account option and each Sub-Account to which the Participant's Account is allocated.

    We are not responsible for determining a withdrawal amount that satisfies the minimum distribution requirements under the Code. Participants may be required to change their SWO payment amount to comply with the minimum distribution requirements. Participants should consult a tax adviser to determine whether the amount of their SWO payments meets IRS minimum distribution requirements. For a discussion of the minimum distribution requirements applicable to Participants over age 70 1/2 see, "Federal Tax Considerations".

    The SWO may only be elected pursuant to an election on a form provided by us. Election of the SWO does not affect Participants' other rights under the Contracts.

    HOW ARE VARIABLE ANNUITY PAYOUTS DETERMINED?

    The value of the Annuity Unit for each Sub-Account in the Separate Account for any day is determined by multiplying the value for the preceding day by the product of (1) the Net Investment Factor (see "How do I know what my Participant Account is worth?") for the day for which the Annuity Unit value is being calculated, and (2) a factor to neutralize the assumed net investment rate discussed below.

    The value of the Contract is determined as the product of the value of the Accumulation Unit credited to each Sub-Account no earlier than the close of business on the fifth business day preceding the date the first Annuity payout is due and the number of Accumulation Units credited to each Sub-Account as of the date the Annuity is to commence.

    The first monthly payment varies according to the Annuity payout option selected. The Contract cites Annuity tables derived from the 1983a Individual Annuitant Mortality Table with an assumed interest rate ("A.I.R.") of 4.00% per annum. The total first monthly Annuity payout is determined by multiplying the value (expressed in thousands of dollars) of a Sub-Account (less any applicable Premium Taxes) by the amount of the first monthly payment per $1,000 of value obtained from the tables in the contracts. With respect to Fixed Annuities only, the current rate will be applied if it is higher than the rate under the tables in the Contract.

    Level Annuity payouts would be provided if the net investment rate remained constant and equal to the A.I.R. In fact, payments will vary up or down in the proportion that the net investment rate varies up or down from the A.I.R. A higher A.I.R. may produce a higher initial payment but more slowly rising and more rapidly falling subsequent payments than would a lower interest rate assumption.

    The amount of the first monthly Annuity payout, determined as described above, is divided by the value of an Annuity Unit for the appropriate Sub-Account not later than the fifth business day preceding the day on which the payment is due in order to determine the number of Annuity Units represented by the first payment. This number of Annuity Units remains fixed during the Annuity Period, and in each subsequent month the dollar amount of the Annuity payout is determined by multiplying this fixed number of Annuity Units by the then current Annuity Unit value.

    The Annuity payouts will be made on the date selected. The Annuity Unit value used in calculating the amount of the Annuity payouts will be based on an Annuity Unit value determined as of the close of business on a day not more than the fifth business day preceding the date of the Annuity payout.

    Here is an example of how a Variable Annuity is determined:

                        ILLUSTRATION OF ANNUITY PAYOUTS:
            (UNISEX) AGE 65, LIFE ANNUITY WITH 120 PAYMENTS CERTAIN

 A.  Net amount applied                                                                                 $139,782.50
 B.  Initial monthly income per $1,000 of payment applied                                                      6.13
 C.  Initial monthly payment (A x B / 1,000)                                                                $856.87
 D.  Annuity Unit Value                                                                                       3.125
 E.  Number of monthly annuity units (C / D)                                                                274.198
 F.  Assume annuity unit value for second month equal to                                                      2.897
 G.  Second monthly payment (F x E)                                                                         $794.35
 H.  Assume annuity unit value for third month equal to                                                       3.415
 I.  Third month payment (H x E)                                                                            $936.39

    The above figures are simply to illustrate the calculation of a Variable Annuity and have no bearing on the actual historical record of any Separate Account.

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                           FEDERAL TAX CONSIDERATIONS

WHAT ARE SOME OF THE FEDERAL TAX CONSEQUENCES WHICH AFFECT THESE CONTRACTS?

A. GENERAL

    Since the federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.

    Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

B. TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT

    The Separate Account is taxed as part of Hartford which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on assets of the Separate Account are reinvested and taken into account in determining the value of the Accumulation and Annuity Units. (See "How do I know what my Participant Account is worth?"). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

    Currently, no taxes are due on interest, dividends and short-term or long-term capital gain earned by the Separate Account with respect to the Contracts. Hartford is entitled to certain tax benefits related to the investment of company assets, including assets of the Separate Account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you since Hartford is the owner of the assets from which the tax benefits are derived.

C. DIVERSIFICATION OF THE SEPARATE ACCOUNT

    The Code requires that investments supporting your Contract be adequately diversified. Code Section 817(h) provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as an annuity contract, the contract owner will be subject to income tax on annual increases in cash value.

    The Treasury Department's diversification regulations under Code Section 817(h) require, among other things, that:

       - no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,

       -   no more than 70% is represented by any two investments,

       -   no more than 80% is represented by any three investments and

       -   no more than 90% is represented by any four investments.

    In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the insurer or the contract owner must agree to pay the tax due for the period during which the diversification requirements were not met.

D. TAX OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT

    In order for a variable annuity contract to qualify for tax income deferral, assets in the separate account supporting the contract must be considered to be owned by the insurance company, and not by the contract owner, for tax purposes. The IRS has stated in published rulings that a variable contract owner will be considered the "owner" of

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

separate account assets for income tax purposes if the contract owner possesses sufficient incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In circumstances where the variable contract owner is treated as the "tax owner" of certain separate account assets, income and gain from such assets would be includable in the variable contract owner's gross income. The Treasury Department indicated in 1986 that, in regulations or revenue rulings under Code Section 817(d) (relating to the definition of a variable contract), it would provide guidance on the extent to which contract owners may direct their investments to particular sub-accounts without being treated as tax owners of the underlying shares. Although no such regulations have been issued to date, the IRS has issued a number of rulings that indicate that this issue remains subject to a facts and circumstances test for both variable annuity and variable life insurance contracts.

    For instance, the IRS in Rev. Rul. 2003-92, amplified by Rev. Rul. 2007-7, reiterated its position in prior rulings that, where shares in a fund offered in an insurer's separate account are not available exclusively through the purchase of a variable insurance contract (e.g., where such shares can be purchased directly by the general public or others without going through such a variable contract), such "public availability" means that such shares should be treated as owned directly by the contract owner (and not by the insurer) for tax purposes, as if such contract owner had chosen instead to purchase such shares directly (without going through the variable contract). None of the shares or other interests in the fund choices offered in our Separate Account for your Contract are available for purchase except through an insurer's variable contracts or by other permitted entities.

    The IRS in Rev. Rul. 2003-91 also indicated that an insurer could provide as many as 20 fund choices for its variable contract owners (each with a general investment strategy, e.g., a small company stock fund or a special industry fund) under certain circumstances, without causing such a contract owner to be treated as the tax owner of any of the underlying fund assets. The ruling does not specify the number of fund options, if any, that might prevent a variable contract owner from receiving favorable tax treatment. As a result, we believe that any owner of a Contract also should receive the same favorable tax treatment. However, there is necessarily some uncertainty here as long as the IRS continues to use a facts and circumstances test for investor control and other tax ownership issues. Therefore, we reserve the right to modify the Contract as necessary to prevent you from being treated as the tax owner of any underlying assets.

E. NON-NATURAL PERSONS AS OWNERS

    Pursuant to Code Section 72(u), an annuity contract held by a taxpayer other than a natural person generally is not treated as an annuity contract under the Code. Instead, such a non-natural Contract Owner generally could be required to include in gross income currently for each taxable year the excess of (a) the sum of the Contract Value as of the close of the taxable year and all previous distributions under the Contract over (b) the sum of net premiums paid for the taxable year and any prior taxable year and the amount includable in gross income for any prior taxable year with respect to the Contract under Section 72(u). However, Section 72(u) does not apply to:

       - A contract the nominal owner of which is a non-natural person but the beneficial owner of which is a natural person (e.g., where the non-natural owner holds the contract as an agent for the natural person),

       - A contract acquired by the estate of a decedent by reason of such decedent's death,

       - Certain contracts acquired with respect to tax-qualified retirement arrangements,

       - Certain contracts held in structured settlement arrangements that may qualify under Code Section 130, or

       - A single premium immediate annuity contract under Code Section 72(u)(4), which provides for substantially equal periodic payments and an annuity starting date that is no later than 1 year from the date of the contract's purchase.

    A non-natural Contract Owner that is a tax-exempt entity for federal tax purposes (e.g., a tax-qualified retirement trust or a Charitable Remainder Trust) generally would not be subject to federal income tax as a result of such current gross income under Code Section 72(u). However, such a tax-exempt entity, or any annuity contract that it holds, may need to satisfy certain tax requirements in order to maintain its qualification for such favorable tax treatment. See, e.g., IRS Tech. Adv. Memo. 9825001 for certain Charitable Remainder Trusts.

    Pursuant to Code Section 72(s), if the Contract Owner is a non-natural person, the primary annuitant is treated as the "holder" in applying the required distribution rules described below. These rules require that certain distributions be made upon the death of a "holder." In addition, for a non-natural owner, a change in the primary annuitant is treated as the death of the "holder." However, the provisions of Code Section 72(s) do not apply to certain contracts held in tax-qualified retirement arrangements or structured settlement arrangements.

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

F. ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable annuity distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to Hartford. If withholding applies, we are required to withhold tax at the 30% rate, or a lower treaty rate if applicable, and remit it to the IRS. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

G. GENERATION SKIPPING TRANSFER TAX

    Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require Hartford to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

              INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

    This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. State income tax rules applicable to tax-qualified retirement plans often differ from federal income tax rules, and this summary does not describe any of these differences. Because of the complexity of the tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

    The Contracts are available to a variety of tax-qualified retirement plans and arrangements (a "Qualified Plan" or "Plan"). Tax restrictions and consequences for Contracts or accounts under each type of Qualified Plan differ from each other and from those for Non-Qualified Contracts. In addition, individual Qualified Plans may have terms and conditions that impose additional rules. Therefore, no attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans, as well as Contract Owners, annuitants and beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to terms and conditions of the Plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. Qualified Plans generally provide for the tax deferral of income regardless of whether the Qualified Plan invests in an annuity or other investment. You should consider if the Contract is a suitable investment if you are investing through a Qualified Plan.

    THE FOLLOWING IS ONLY A GENERAL DISCUSSION ABOUT TYPES OF QUALIFIED PLANS FOR WHICH THE CONTRACTS MAY BE AVAILABLE. WE ARE NOT THE PLAN ADMINISTRATOR FOR ANY QUALIFIED PLAN. THE PLAN ADMINISTRATOR OR CUSTODIAN, WHICHEVER IS APPLICABLE, (BUT NOT US) IS RESPONSIBLE FOR ALL PLAN ADMINISTRATIVE DUTIES INCLUDING, BUT NOT LIMITED TO, NOTIFICATION OF DISTRIBUTION OPTIONS, DISBURSEMENT OF PLAN BENEFITS, HANDLING ANY PROCESSING AND ADMINISTRATION OF QUALIFIED PLAN LOANS, COMPLIANCE REGULATORY REQUIREMENTS AND FEDERAL AND STATE TAX REPORTING OF INCOME/DISTRIBUTIONS FROM THE PLAN TO PLAN PARTICIPANTS AND, IF APPLICABLE, BENEFICIARIES OF PLAN PARTICIPANTS AND IRA CONTRIBUTIONS FROM PLAN PARTICIPANTS. OUR ADMINISTRATIVE DUTIES ARE LIMITED TO ADMINISTRATION OF THE CONTRACT AND ANY DISBURSEMENTS OF ANY CONTRACT BENEFITS TO THE OWNER, ANNUITANT OR BENEFICIARY OF THE CONTRACT, AS APPLICABLE. OUR TAX REPORTING RESPONSIBILITY IS LIMITED TO FEDERAL AND STATE TAX REPORTING OF INCOME/DISTRIBUTIONS TO THE APPLICABLE PAYEE AND IRA CONTRIBUTIONS FROM THE OWNER OF A CONTRACT, AS RECORDED ON OUR BOOKS AND RECORDS. IF YOU ARE PURCHASING A QUALIFIED CONTRACT, YOU SHOULD CONSULT WITH YOUR PLAN ADMINISTRATOR AND/OR A QUALIFIED TAX ADVISER. YOU ALSO SHOULD CONSULT WITH A QUALIFIED TAX ADVISER AND/OR PLAN ADMINISTRATOR BEFORE YOU WITHDRAW ANY PORTION OF YOUR CONTRACT VALUE.

    The tax rules applicable to Qualified Contracts and Qualified Plans, including restrictions on contributions and distributions, taxation of distributions and tax penalties, vary according to the type of Qualified Plan, as well as the terms and conditions of the Plan itself. Various tax penalties may apply to contributions in excess of specified limits, plan distributions (including loans) that do not comply with specified limits, and certain other transactions relating to such Plans. Accordingly, this summary provides only general information about the tax rules associated with use of a Qualified Contract in such a Qualified Plan. In addition, some Qualified Plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Owners, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable tax (and non-tax) law. Because of the complexity of these rules, Owners, participants and beneficiaries are advised to consult with a qualified tax adviser as to specific tax consequences.

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

    We do not currently offer the Contracts in connection with all of the types of Qualified Plans discussed below, and may not offer the Contracts for all types of Qualified Plans in the future.

1. INDIVIDUAL RETIREMENT ANNUITIES ("IRAS").

    In addition to "traditional" IRAs governed by Code Sections 408(a) and (b) ("Traditional IRAs"), there are Roth IRAs governed by Code Section 408A, SEP IRAs governed by Code Section 408(k), and SIMPLE IRAs governed by Code Section 408(p). Also, Qualified Plans under Code Section 401, 403(b) or 457(b) that include after-tax employee contributions may be treated as deemed IRAs subject to the same rules and limitations as Traditional IRAs. Contributions to each of these types of IRAs are subject to differing limitations. The following is a very general description of each type of IRA for which a Contract is available.

    a. TRADITIONAL IRAS

    Traditional IRAs are subject to limits on the amounts that may be contributed each year, the persons who may be eligible, and the time when minimum distributions must begin. Depending upon the circumstances of the individual, contributions to a Traditional IRA may be made on a deductible or non-deductible basis. Failure to make required minimum distributions ("RMDs") when the Owner reaches age 70 1/2 or dies, as described below, may result in imposition of a 50% penalty tax on any excess of the RMD amount over the amount actually distributed. In addition, any amount received before the Owner reaches age 59 1/2 or dies is subject to a 10% penalty tax on premature distributions, unless a special exception applies, as described below. Under Code Section 408(e), an IRA may not be used for borrowing (or as security for any loan) or in certain prohibited transactions, and such a transaction could lead to the complete tax disqualification of an IRA.

    You (or your surviving spouse if you die) may rollover funds tax-free from certain existing Qualified Plans (such as proceeds from existing insurance contracts, annuity contracts or securities) into a Traditional IRA under certain circumstances, as indicated below. However, mandatory tax withholding of 20% may apply to any eligible rollover distribution from certain types of Qualified Plans if the distribution is not transferred directly to the Traditional IRA. In addition, under Code Section 402(c)(11) a non-spouse "designated beneficiary" of a deceased Plan participant may make a tax-free "direct rollover" (in the form of a direct transfer between Plan fiduciaries, as described below in "Rollover Distributions") from certain Qualified Plans to a Traditional IRA for such beneficiary, but such Traditional IRA must be designated and treated as an "inherited IRA" that remains subject to applicable RMD rules (as if such IRA had been inherited from the deceased Plan participant). In addition, such a Plan is not required to permit such a rollover.

    IRAs generally may not invest in life insurance contracts. However, an annuity contract that is used as an IRA may provide a death benefit that equals the greater of the premiums paid or the contract's cash value. The Contract offers an enhanced death benefit that may exceed the greater of the Contract Value or total premium payments. The tax rules are unclear as to what extent an IRA can provide a death benefit that exceeds the greater of the IRA's cash value or the sum of the premiums paid and other contributions into the IRA. Please note that the IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as an IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

    b. SEP IRAS

    Code Section 408(k) provides for a Traditional IRA in the form of an employer-sponsored defined contribution plan known as a Simplified Employee Pension ("SEP") or a SEP IRA. A SEP IRA can have employer, employee and salary reduction contributions, as well as higher overall contribution limits than a Traditional IRA, but a SEP is also subject to special tax-qualification requirements (e.g., on participation, nondiscrimination and withdrawals) and sanctions. Otherwise, a SEP IRA is generally subject to the same tax rules as for a Traditional IRA, which are described above. Please note that the IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as an IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

    c. SIMPLE IRAS

    The Savings Incentive Match Plan for Employees of small employers ("SIMPLE Plan") is a form of an employer-sponsored Qualified Plan that provides IRA benefits for the participating employees ("SIMPLE IRAs"). Depending upon the SIMPLE Plan, employers may make plan contributions into a SIMPLE IRA established by each eligible participant. Like a Traditional IRA, a SIMPLE IRA is subject to the 50% penalty tax for failure to make a full RMD, and to the 10% penalty tax on premature distributions, as described below. In addition, the 10% penalty tax is increased to 25% for amounts received during the 2-year period beginning on the date you first participated in a qualified salary reduction arrangement pursuant to a SIMPLE Plan maintained by your employer under Code Section 408(p)(2). Contributions to a SIMPLE IRA may be either salary deferral contributions or employer contributions, and these are subject to different tax limits from those for a Traditional IRA. Please note that the SIMPLE IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as an SIMPLE IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

    A SIMPLE Plan may designate a single financial institution (a Designated Financial Institution) as the initial trustee, custodian or issuer (in the case of an annuity contract) of the SIMPLE IRA set up for each eligible participant. However, any such Plan also must allow each eligible participant to have the balance in his SIMPLE IRA held by the Designated Financial Institution transferred without cost or penalty to a SIMPLE IRA maintained by a different financial institution. Absent a Designated Financial Institution, each eligible participant must select the financial institution to hold his SIMPLE IRA, and notify his employer of this selection.

    If we do not serve as the Designated Financial Institution for your employer's SIMPLE Plan, for you to use one of our Contracts as a SIMPLE IRA, you need to provide your employer with appropriate notification of such a selection under the SIMPLE Plan. If you choose, you may arrange for a qualifying transfer of any amounts currently held in another SIMPLE IRA for your benefit to your SIMPLE IRA with us.

    d. ROTH IRAS

    Code Section 408A permits eligible individuals to establish a Roth IRA. Contributions to a Roth IRA are not deductible, but withdrawals of amounts contributed and the earnings thereon that meet certain requirements are not subject to federal income tax. In general, Roth IRAs are subject to limitations on the amounts that may be contributed by the persons who may be eligible to contribute, certain Traditional IRA restrictions, and certain RMD rules on the death of the Contract Owner. Unlike a Traditional IRA, Roth IRAs are not subject to RMD rules during the Contract Owner's lifetime. Generally, however, upon the Owner's death the amount remaining in a Roth IRA must be distributed by the end of the fifth year after such death or distributed over the life expectancy of a designated beneficiary. The Owner of a Traditional IRA may convert a Traditional IRA into a Roth IRA under certain circumstances. The conversion of a Traditional IRA to a Roth IRA will subject the fair market value of the converted Traditional IRA to federal income tax. In addition to the amount held in the converted Traditional IRA, the fair market value may include the value of additional benefits provided by the annuity contract on the date of conversion, based on reasonable actuarial assumptions. Tax-free rollovers from a Roth IRA can be made only to another Roth IRA under limited circumstances, as indicated below. After 2007, distributions from eligible Qualified Plans can be "rolled over" directly (subject to tax) into a Roth IRA under certain circumstances. Anyone considering the purchase of a Qualified Contract as a Roth IRA or a "conversion" Roth IRA should consult with a qualified tax adviser. Please note that the Roth IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as a Roth IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

2. QUALIFIED PENSION OR PROFIT-SHARING PLAN OR SECTION 401(k) PLAN

    Provisions of the Code permit eligible employers to establish a tax-qualified pension or profit sharing plan (described in Section 401(a), and Section 401(k) if applicable, and exempt from taxation under Section 501(a)). Such a Plan is subject to limitations on the amounts that may be contributed, the persons who may be eligible to participate, the amounts of "incidental" death benefits, and the time when RMDs must commence. In addition, a Plan's provision of incidental benefits may result in currently taxable income to the participant for some or all of such benefits. Amounts may be rolled over tax-free from a Qualified Plan to another Qualified Plan under certain circumstances, as described below. Anyone considering the use of a Qualified Contract in connection with such a Qualified Plan should seek competent tax and other legal advice.

    In particular, please note that these tax rules provide for limits on death benefits provided by a Qualified Plan (to keep such death benefits "incidental" to qualified retirement benefits), and a Qualified Plan (or a Qualified Contract) often contains provisions that effectively limit such death benefits to preserve the tax qualification of the Qualified Plan (or Qualified Contract). In addition, various tax-qualification rules for Qualified Plans specifically limit increases in benefits once RMDs begin, and Qualified Contracts are subject to such limits. As a result, the amounts of certain benefits that can be provided by any option under a Qualified Contract may be limited by the provisions of the Qualified Contract or governing Qualified Plan that are designed to preserve its tax qualification.

3. TAX SHELTERED ANNUITY UNDER SECTION 403(b) ("TSA")

    Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations described in Code
Section 501(c)(3) to purchase a "tax-sheltered annuity" ("TSA") contract and, subject to certain limitations, exclude employer contributions to a TSA from such an employee's gross income.

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Generally, total contributions may not exceed the lesser of an annual dollar limit (e.g., $46,000 in 2008) or 100% of the employee's "includable compensation" for the most recent full year of service, subject to other adjustments. The general annual elective deferral limit for a TSA participant after 2005 is $15,000. In addition, for years after 2006 this $15,000 limit will be indexed for cost-of-living adjustments under Code Section 402(g)(4) at $500 increments. For any such participant age 50 or older, the contribution limit after 2005 generally is increased by an additional $5,000 under Code Section 414(v). For years after 2006 this "over-50 catch-up" $5,000 limit also will be indexed for cost-of-living adjustments under Code Section 414(v)(2)(C) at $500 increments. Special provisions may allow certain employees different overall limitations.

    A TSA is subject to a prohibition against distributions from the TSA attributable to contributions made pursuant to a salary reduction agreement, unless such distribution is made:

        a.   after the employee reaches age 59 1/2;

        b.  upon the employee's separation from service;

        c.   upon the employee's death or disability;

        d. in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed); or

        e. as a qualified reservist distribution upon certain calls to active duty.

    Please note that the TSA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as a TSA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification. In particular, please note that tax rules provide for limits on death benefits provided by a Qualified Plan (to keep such death benefits "incidental" to qualified retirement benefits), and a Qualified Plan (or a Qualified Contract) often contains provisions that effectively limit such death benefits to preserve the tax qualification of the Qualified Plan (or Qualified Contract). In addition, various tax-qualification rules for Qualified Plans specifically limit increases in benefits once RMDs begin, and Qualified Contracts are subject to such limits. As a result, the amounts of certain benefits that can be provided by any option under a Qualified Contract may be limited by the provisions of the Qualified Contract or governing Qualified Plan that are designed to preserve its tax qualification. In addition, a life insurance contract issued after September 23, 2007 is generally ineligible to qualify as a TSA under Reg. Section 1.403(b)-8(c)(2).

    Amounts may be rolled over tax-free from a TSA to another TSA or Qualified Plan (or from a Qualified Plan to a TSA) under certain circumstances, as described below. However, effective for TSA contract exchanges after September 24, 2007, Reg. ' 1.403(b)-10(b) allows a TSA contract of a participant or beneficiary under a TSA Plan to be exchanged tax-free for another eligible TSA contract under that same TSA Plan, but only if all of the following conditions are satisfied: (1) such TSA Plan allows such an exchange, (2) the participant or beneficiary has an accumulated benefit after such exchange that is no less than such participant's or beneficiary's accumulated benefit immediately before such exchange (taking into account such participant's or beneficiary's accumulated benefit under both TSA contracts immediately before such exchange), (3) the second TSA contract is subject to distribution restrictions with respect to the participant that are no less stringent than those imposed on the TSA contract being exchanged, and (4) the employer for such TSA Plan enters into an agreement with the issuer of the second TSA contract under which such issuer and employer will provide each other from time to time with certain information necessary for such second TSA contract (or any other TSA contract that has contributions from such employer) to satisfy the TSA requirements under Code Section 403(b) and other federal tax requirements (e.g., plan loan conditions under Code Section 72(p) to avoid deemed distributions). Such necessary information could include information about the participant's employment, information about other Qualified Plans of such employer, and whether a severance has occurred, or hardship rules are satisfied, for purposes of the TSA distribution restrictions. Consequently, you are advised to consult with a qualified tax advisor before attempting any such TSA exchange, particularly because it requires an agreement between the employer and issuer to provide each other with certain information. In addition, after September 24, 2007 we are no longer accepting any incoming exchange request, or new contract application, for any individual TSA contract.

4. DEFERRED COMPENSATION PLANS UNDER SECTION 457 ("SECTION 457 PLANS")

    Certain governmental employers, or tax-exempt employers other than a governmental entity, can establish a Deferred Compensation Plan under Code
Section 457. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. A Deferred Compensation Plan that meets the requirements of Code Section 457(b) is called an "Eligible Deferred Compensation Plan" or "Section 457(b) Plan." Code Section 457(b) limits the amount of contributions that can be made to an Eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is

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the lesser of (1) 100% of a participant's includible compensation or (2) the applicable dollar amount, equal to $15,000 for 2006 and thereafter. The $15,000 limit will be indexed for cost-of-living adjustments at $500 increments. The Plan may provide for additional "catch-up" contributions during the three taxable years ending before the year in which the participant attains normal retirement age. In addition, with an eligible Deferred Compensation Plan for a governmental employer, the contribution limitation may be increased under Code
Section 457(e)(18) to allow certain "catch-up" contributions for individuals who have attained age 50, but only one "catch-up" may be used in a particular year. In addition, under Code Section 457(d) a Section 457(b) Plan may not make amounts available for distribution to participants or beneficiaries before (1) the calendar year in which the participant attains age 70 1/2, (2) the participant has a severance from employment (including death), or (3) the participant is faced with an unforeseeable emergency (as determined in accordance with regulations).

    Under Code Section 457(g) all of the assets and income of an Eligible Deferred Compensation Plan for a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, annuity contracts and custodial accounts described in Code Section 401(f) are treated as trusts. This trust requirement does not apply to amounts under an Eligible Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, this trust requirement does not apply to amounts held under a Deferred Compensation Plan of a governmental employer that is not a Section 457(b) Plan. However, where the trust requirement does not apply, amounts held under a Section 457 Plan must remain subject to the claims of the employer's general creditors under Code Section 457(b)(6).

5. TAXATION OF AMOUNTS RECEIVED FROM QUALIFIED PLANS

    Except under certain circumstances in the case of Roth IRAs, amounts received from Qualified Contracts or Plans generally are taxed as ordinary income under Code Section 72, to the extent that they are not treated as a tax-free recovery of after-tax contributions or other "investment in the contract." For annuity payments and other amounts received after the Annuity Commencement Date from a Qualified Contract or Plan, the tax rules for determining what portion of each amount received represents a tax-free recovery of "investment in the contract" are generally the same as for Non-Qualified Contracts, as described above.

    For non-periodic amounts from certain Qualified Contracts or Plans, Code
Section 72(e)(8) provides special rules that generally treat a portion of each amount received as a tax-free recovery of the "investment in the contract," based on the ratio of the "investment in the contract" over the Contract Value at the time of distribution. However, in determining such a ratio, certain aggregation rules may apply and may vary, depending on the type of Qualified Contract or Plan. For instance, all Traditional IRAs owned by the same individual are generally aggregated for these purposes, but such an aggregation does not include any IRA inherited by such individual or any Roth IRA owned by such individual.

    In addition, penalty taxes, mandatory tax withholding or rollover rules may apply to amounts received from a Qualified Contract or Plan, as indicated below, and certain exclusions may apply to certain distributions (e.g., distributions from an eligible Government Plan to pay qualified health insurance premiums of an eligible retired public safety officer). Accordingly, you are advised to consult with a qualified tax adviser before taking or receiving any amount (including a loan) from a Qualified Contract or Plan.

6. PENALTY TAXES FOR QUALIFIED PLANS

    Unlike Non-Qualified Contracts, Qualified Contracts are subject to federal penalty taxes not just on premature distributions, but also on excess contributions and failures to make required minimum distributions ("RMDs"). Penalty taxes on excess contributions can vary by type of Qualified Plan and which person made the excess contribution (e.g., employer or an employee). The penalty taxes on premature distributions and failures to make timely RMDs are more uniform, and are described in more detail below.

    a. PENALTY TAXES ON PREMATURE DISTRIBUTIONS

    Code Section 72(t) imposes a penalty income tax equal to 10% of the taxable portion of a distribution from certain types of Qualified Plans that is made before the employee reaches age 59 1/2. However, this 10% penalty tax does not apply to a distribution that is either:

        (i) made to a beneficiary (or to the employee's estate) on or after the employee's death;

        (ii) attributable to the employee's becoming disabled under Code Section 72(m)(7);

        (iii) part of a series of substantially equal periodic payments (not less frequently than annually -- "SEPPs") made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such

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


           employee and a designated beneficiary ("SEPP Exception"), and for certain Qualified Plans (other than IRAs) such a series must begin after the employee separates from service;

        (iv) (except for IRAs) made to an employee after separation from service after reaching age 55 (or made after age 50 in the case of a qualified public safety employee separated from certain government plans);

        (v) (except for IRAs) made to an alternate payee pursuant to a qualified domestic relations order under Code Section 414(p) (a similar exception for IRAs in Code Section 408(d)(6) covers certain transfers for the benefit of a spouse or ex-spouse);

        (vi) not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year; or

        (vii) certain qualified reservist distributions under Code Section 72(t)(2)(G) upon a call to active duty.

    In addition, the 10% penalty tax does not apply to a distribution from an IRA that is either:

        (viii) made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions are met;

        (ix) not in excess of the amount of certain qualifying higher education expenses, as defined by Code Section 72(t)(7); or

        (x) for a qualified first-time home buyer and meets the requirements of Code Section 72(t)(8).

    If the taxpayer avoids this 10% penalty tax by qualifying for the SEPP Exception and later such series of payments is modified (other than by death or disability), the 10% penalty tax will be applied retroactively to all the prior periodic payments (i.e., penalty tax plus interest thereon), unless such modification is made after both (a) the employee has reached age 59 1/2 and (b) 5 years have elapsed since the first of these periodic payments.

    For any premature distribution from a SIMPLE IRA during the first 2 years that an individual participates in a salary reduction arrangement maintained by that individual's employer under a SIMPLE Plan, the 10% penalty tax rate is increased to 25%.

    b. RMDS AND 50% PENALTY TAX

    If the amount distributed from a Qualified Contract or Plan is less than the amount of the required minimum distribution ("RMD") for the year, the participant is subject to a 50% penalty tax on the amount that has not been timely distributed.

    An individual's interest in a Qualified Plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of --

        (i)  the calendar year in which the individual attains age 70 1/2, or

        (ii) (except in the case of an IRA or a 5% owner, as defined in the Code) the calendar year in which a participant retires from service with the employer sponsoring a Qualified Plan that allows such a later Required Beginning Date.

    The entire interest of the individual must be distributed beginning no later than the Required Beginning Date over --

        (a) the life of the individual or the lives of the individual and a designated beneficiary (as specified in the Code), or

        (b) over a period not extending beyond the life expectancy of the individual or the joint life expectancy of the individual and a designated beneficiary.

    If an individual dies before reaching the Required Beginning Date, the individual's entire interest generally must be distributed within 5 years after the individual's death. However, this RMD rule will be deemed satisfied if distributions begin before the close of the calendar year following the individual's death to a designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of such beneficiary). If such beneficiary is the individual's surviving spouse, distributions may be delayed until the deceased individual would have attained age 70 1/2.

    If an individual dies after RMDs have begun for such individual, any remainder of the individual's interest generally must be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

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    The RMD rules that apply while the Contract Owner is alive do not apply with respect to Roth IRAs. The RMD rules applicable after the death of the Owner apply to all Qualified Plans, including Roth IRAs. In addition, if the Owner of a Traditional or Roth IRA dies and the Owner's surviving spouse is the sole designated beneficiary, this surviving spouse may elect to treat the Traditional or Roth IRA as his or her own.

    The RMD amount for each year is determined generally by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. RMD incidental benefit rules also may require a larger annual RMD amount. RMDs also can be made in the form of annuity payments that satisfy the rules set forth in Regulations under the Code relating to RMDs.

    In addition, in computing any RMD amount based on a contract's account value, such account value must include the actuarial value of certain additional benefits provided by the contract. As a result, electing an optional benefit under a Qualified Contract may require the RMD amount for such Qualified Contract to be increased each year, and expose such additional RMD amount to the 50% penalty tax for RMDs if such additional RMD amount is not timely distributed.

7. TAX WITHHOLDING FOR QUALIFIED PLANS

    Distributions from a Qualified Contract or Qualified Plan generally are subject to federal income tax withholding requirements. These federal income tax withholding requirements, including any "elections out" and the rate at which withholding applies, generally are the same as for periodic and non-periodic distributions from a Non-Qualified Contract, as described above, except where the distribution is an "eligible rollover distribution" (described below in "ROLLOVER DISTRIBUTIONS"). In the latter case, tax withholding is mandatory at a rate of 20% of the taxable portion of the "eligible rollover distribution," to the extent it is not directly rolled over to an IRA or other Eligible Retirement Plan (described below in "ROLLOVER DISTRIBUTIONS"). Payees cannot elect out of this mandatory 20% withholding in the case of such an "eligible rollover distribution."

    Also, special withholding rules apply with respect to distributions from non-governmental Section 457(b) Plans, and to distributions made to individuals who are neither citizens nor resident aliens of the United States.

    Regardless of any "election out" (or any actual amount of tax actually withheld) on an amount received from a Qualified Contract or Plan, the payee is generally liable for any failure to pay the full amount of tax due on the includable portion of such amount received. A payee also may be required to pay penalties under estimated income tax rules, if the withholding and estimated tax payments are insufficient to satisfy the payee's total tax liability.

8. ROLLOVER DISTRIBUTIONS

    The current tax rules and limits for tax-free rollovers and transfers between Qualified Plans vary according to (1) the type of transferor Plan and transferee Plan, (2) whether the amount involved is transferred directly between Plan fiduciaries (a "direct transfer" or a "direct rollover") or is distributed first to a participant or beneficiary who then transfers that amount back into another eligible Plan within 60 days (a "60-day rollover"), and (3) whether the distribution is made to a participant, spouse or other beneficiary. Accordingly, we advise you to consult with a qualified tax adviser before receiving any amount from a Qualified Contract or Plan or attempting some form of rollover or transfer with a Qualified Contract or Plan.

    For instance, generally any amount can be transferred directly from one type of Qualified Plan (e.g., a TSA) to the same type of Plan for the benefit of the same individual, without limit (or federal income tax), if the transferee Plan is subject to the same kinds of restrictions as the transferor Plan (e.g., a TSA that is subject to the same kinds of salary reduction restrictions) and certain other conditions to maintain the applicable tax qualification are satisfied (e.g., as described above for TSA exchanges after September 24, 2007). Such a "direct transfer" between the same kinds of Plan is generally not treated as any form of "distribution" out of such a Plan for federal income tax purposes.

    By contrast, an amount distributed from one type of Plan (e.g., a TSA) into a different type of Plan (e.g., a Traditional IRA) generally is treated as a "distribution" out of the first Plan for federal income tax purposes, and therefore to avoid being subject to such tax, such a distribution must qualify either as a "direct rollover" (made directly to another Plan fiduciary) or as a "60-day rollover." The tax restrictions and other rules for a "direct rollover" and a "60-day rollover" are similar in many ways, but if any "eligible rollover distribution" made from certain types of Qualified Plan is not transferred directly to another Plan fiduciary by a "direct rollover," then it is subject to mandatory 20% withholding, even if it is later contributed to that same Plan in a "60-day rollover" by the recipient. If any amount less than 100% of such a distribution (e.g., the net amount after the 20% withholding) is transferred to another Plan in a

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"60-day rollover", the missing amount that is not rolled over remains subject to normal income tax plus any applicable penalty tax.

    Under Code Sections 402(f)(2)(A) and 3405(c)(3) an "eligible rollover distribution" (which is both eligible for rollover treatment and subject to 20% mandatory withholding absent a "direct rollover") is generally any distribution to an employee of any portion (or all) of the balance to the employee's credit in any of the following types of "Eligible Retirement Plan": (1) a Qualified Plan under Code Section 401(a) ("Qualified 401(a) Plan"), (2) a qualified annuity plan under Code Section 403(a) ("Qualified Annuity Plan"), (3) a TSA under Code Section 403(b), or (4) a governmental Section 457(b) Plan. However, an "eligible rollover distribution" does not include any distribution that is either --

        a.   an RMD amount;

        b. one of a series of substantially equal periodic payments (not less frequently than annually) made either (i) for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and a designated beneficiary, or (ii) for a specified period of 10 years or more; or

        c.   any distribution made upon hardship of the employee.

    Before making an "eligible rollover distribution," a Plan administrator generally is required under Code Section 402(f) to provide the recipient with advance written notice of the "direct rollover" and "60-day rollover" rules and the distribution's exposure to the 20% mandatory withholding if it is not made by "direct rollover." Generally, under Code Sections 402(c), 403(b)(8) and 457
(e)(16), a "direct rollover" or a "60-day rollover" of an "eligible rollover distribution" can be made to a Traditional IRA or to another Eligible Retirement Plan that agrees to accept such a rollover. However, the maximum amount of an "eligible rollover distribution" that can qualify for a tax-free "60-day rollover" is limited to the amount that otherwise would be includable in gross income. By contrast, a "direct rollover" of an "eligible rollover distribution" can include after-tax contributions as well, if the direct rollover is made either to a Traditional IRA or to another form of Eligible Retirement Plan that agrees to account separately for such a rollover, including accounting for such after-tax amounts separately from the otherwise taxable portion of this rollover. Separate accounting also is required for all amounts (taxable or not) that are rolled into a governmental Section 457(b) Plan from either a Qualified
Section 401(a) Plan, Qualified Annuity Plan, TSA or IRA. These amounts, when later distributed from the governmental Section 457(b) Plan, are subject to any premature distribution penalty tax applicable to distributions from such a "predecessor" Qualified Plan.

    Rollover rules for distributions from IRAs under Code Sections 408(d)(3) and 408A(d)(3) also vary according to the type of transferor IRA and type of transferee IRA or other Plan. For instance, generally no tax-free "direct rollover" or "60-day rollover" can be made between a "NonRoth IRA" (Traditional, SEP or SIMPLE IRA) and a Roth IRA, and a transfer from NonRoth IRA to a Roth IRA, or a "conversion" of a NonRoth IRA to a Roth IRA, is subject to special rules. In addition, generally no tax-free "direct rollover" or "60-day rollover" can be made between an "inherited IRA" (NonRoth or Roth) for a beneficiary and an IRA set up by that same individual as the original owner. Generally, any amount other than an RMD distributed from a Traditional or SEP IRA is eligible for a "direct rollover" or a "60-day rollover" to another Traditional IRA for the same individual. Similarly, any amount other than an RMD distributed from a Roth IRA is generally eligible for a "direct rollover" or a "60-day rollover" to another Roth IRA for the same individual. However, in either case such a tax-free 60-day rollover is limited to 1 per year (365-day period); whereas no 1-year limit applies to any such "direct rollover." Similar rules apply to a "direct rollover" or a "60-day rollover" of a distribution from a SIMPLE IRA to another SIMPLE IRA or a Traditional IRA, except that any distribution of employer contributions from a SIMPLE IRA during the initial 2-year period in which the individual participates in the employer's SIMPLE Plan is generally disqualified (and subject to the 25% penalty tax on premature distributions) if it is not rolled into another SIMPLE IRA for that individual. Amounts other than RMDs distributed from a Traditional or SEP IRA (or SIMPLE IRA after the initial 2-year period) also are eligible for a "direct rollover" or a "60-day rollover" to an Eligible Retirement Plan (e.g., a TSA) that accepts such a rollover, but any such rollover is limited to the amount of the distribution that otherwise would be includable in gross income (i.e., after-tax contributions are not eligible).

    Special rules also apply to transfers or rollovers for the benefit of a spouse (or ex-spouse) or a nonspouse designated beneficiary, Plan distributions of property, and obtaining a waiver of the 60-day limit for a tax-free rollover from the IRS. The Katrina Emergency Tax Relief Act of 2005 (KETRA) allows certain amounts to be recontributed within three years as a rollover contribution to a plan from which a KETRA distribution was taken.

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
                                MORE INFORMATION

    CAN A CONTRACT BE MODIFIED?

    Subject to any federal and state regulatory restrictions, we may modify the Contracts at any time by written agreement between the Contract Owner and us. No modification will affect the amount or term of any Annuities begun prior to the effective date of the modification, unless it is required to conform the Contract to, or give the Contract Owner the benefit of, any federal or state statutes or any rule or regulation of the U.S. Treasury Department or the Internal Revenue Service.

    We may modify the Contract at any time if such modification: (i) is necessary to make the Contract or the Separate Account comply with any law or regulation issued by a governmental agency to which we are subject; or (ii) is necessary to assure continued qualification of the contract under the Code or other federal or state laws relating to retirement annuities or annuity contracts; or (iii) is necessary to reflect a change in the operation of the Separate Account or the Sub-Account(s); or (iv) provides additional Separate Account options; or (v) withdraws Separate Account options. In the event of any such modification we will provide notice to the Contract Owner or to the payee(s) during the Annuity period. Hartford may also make appropriate endorsement in the Contract to reflect such modification.

    CAN HARTFORD WAIVE ANY RIGHTS UNDER A CONTRACT?

    We may, at our sole discretion, elect not to exercise a right or reservation specified in this Contract. If we elect not to exercise a right or reservation, we are not waiving it. We may decide to exercise a right or a reservation that we previously did not exercise.

    HOW CONTRACTS ARE SOLD -- We have entered into a distribution agreement with our affiliate Hartford Securities Distribution Company, Inc. ("HSD") under which HSD serves as the principal underwriter for the Contracts, which are offered on a continuous basis. HSD is registered with the Securities and Exchange Commission under the 1934 Act as a broker-dealer and is a member of the FINRA. The principal business address of HSD is the same as ours. PLANCO Financial Services, LLC, a subsidiary of Hartford Life Insurance Company, provides marketing support for us. Woodbury Financial Services, Inc. is another affiliated broker-dealer that sells this Contract.

    HSD has entered into selling agreements with affiliated and unaffiliated broker-dealers, and financial institutions ("Financial Intermediaries") for the sale of the Contracts. We pay compensation to HSD for sales of the Contracts by Financial Intermediaries. HSD, in its role as principal underwriter, did not retain any underwriting commissions for the fiscal year ended December 31, 2007. Contracts will be sold by individuals who have been appointed by us as insurance agents and who are registered representatives of Financial Intermediaries ("Registered Representatives").

    We list below types of arrangements that help to incentivize sales people to sell our suite of variable annuities. Not all arrangements necessarily affect each variable annuity. These types of arrangements could be viewed as creating conflicts of interest.

    Financial Intermediaries receive commissions (described below under "Commissions"). Certain selected Financial Intermediaries also receive additional compensation (described below under "Additional Payments"). All or a portion of the payments we make to Financial Intermediaries may be passed on to Registered Representatives according to a Financial Intermediaries' internal compensation practices.

    Affiliated broker-dealers also employ individuals called "wholesalers" in the sales process. Wholesalers typically receive commissions based on the type of Contract or optional benefits sold. Commissions are based on a specified amount of Premium Payments or Contract Value.

COMMISSIONS

    For individual and group Contracts, up front commissions paid to Financial Intermediaries generally range from 1% to up to 7% of each Premium Payment you pay for your Contract. Trail commissions (fees paid for customers that maintain their Contracts generally for more than 1 year) range up to 1.20% of your Contract Value. We pay different commissions based on the Contract variation that you buy. We may pay a lower commission for sales to people over age 80.

    Commission arrangements vary from one Financial Intermediary to another. We are not involved in determining your Registered Representative's compensation. Under certain circumstances, your Registered Representative may be required to return all or a portion of the commissions paid.

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    Check with your Registered Representative to verify whether your account is a brokerage or an advisory account. Your interests may differ from ours and your Registered Representative (or the Financial Intermediary with which they are associated). Please ask questions to make sure you understand your rights and any potential conflicts of interest. If you are an advisory client, your Registered Representative (or the Financial Intermediary with which they are associated) can be paid both by you and by us based on what you buy. Therefore, profits, and your Registered Representative's (or their Financial Intermediary's) compensation, may vary by product and over time. Contact an appropriate person at your Financial Intermediary with whom you can discuss these differences.

ADDITIONAL PAYMENTS

    Subject to NASD and Financial Intermediary rules, we (or our affiliates) also pay the following types of fees to among other things encourage the sale of this Contract. These additional payments could create an incentive for your Registered Representative, and the Financial Intermediary with which they are associated, to recommend products that pay them more than others, which may not necessarily be to your benefit.

ADDITIONAL
PAYMENT TYPE     WHAT IT'S USED FOR
---------------------------------------------------------------------------------------
Access           Access to Registered Representatives and/or Financial Intermediaries
                 such as one-on-one wholesaler visits or attendance at national sales meetings or similar events.
Gifts &          Occasional meals and entertainment, tickets to sporting events and
Entertainment    other gifts.
Marketing        Joint marketing campaigns and/or Financial Intermediary event advertising/ participation; sponsorship of Financial Intermediary sales contests and/or promotions in which participants (including
                 Registered Representatives) receive prizes such as travel awards, merchandise and recognition; client generation expenses.
Marketing        Pay Fund related parties for wholesaler support, training and
Expense          marketing activities for certain Funds.
Allowances
Support          Sales support through such things as providing hardware and software, operational and systems integration, links to our website from a
                 Financial Intermediary's websites; shareholder services (including sub-accounting) sponsorship of Financial Intermediary due diligence meetings; and/or expense allowances and reimbursements.
Targets          Pay for the achievement of sales or assets under management targets.
Training         Educational (due diligence), sales or training seminars, conferences and programs, sales and service desk training, and/or client or prospect seminar sponsorships.
Visibility       Inclusion of our products on a Financial Intermediary's "preferred list"; participation in, or visibility at, national and regional conferences; and/or articles in Financial Intermediary publications highlighting our products and services.
Volume           Pay for the overall volume of their sales or the amount of money investing in our products.

    For individual and group Contracts, as of December 31, 2007, we have entered into ongoing contractual arrangements to make Additional Payments to the following Financial Intermediaries for our entire suite of variable annuities:

    A.G. Edwards & Sons, Inc., AIG Advisors Group, Inc., (Advantage Capital, AIG Financial Advisors, American General, FSC Securities Corporation, Royal Alliance Assoc., Inc.), Bancwest Investment Services, Inc., Cadaret, Grant & Co., Inc., Capital Analyst Inc., Centaurus Financial, Inc., Citigroup, Inc. (various divisions and affiliates), Comerica Securities, Commonwealth Financial Network, Compass Brokerage, Inc., Crown Capital Securities, L.P., Cuna Brokerage Services, Inc., Cuso Financial Services, L.P., Edward D. Jones & Co., L.P., FFP Securities, Inc., First Allied Securities, Inc., First Citizens Investor Services, First Montauk Securities Corp., First Tennessee Bank, First Tennessee Brokerage, Inc., Frost Brokerage Services, Inc., Great American Advisors, Inc.,
H. Beck, Inc., H.D. Vest Investment Services (subsidiary of Wells Fargo & Company), Harbour Investments, Inc., Heim & Young Securities, Huntington Investment Company, Independent Financial Group LLC, Infinex Financial Group, ING Advisors Network, (Financial Network Services (or Investment) Corp., ING Financial Partners, Multi-Financial Securities, Primevest Financial Services, Inc.,), Investacorp, Inc., Investment Professionals, Inc., Investors Capital Corp., J.J.B. Hilliard, James T. Borello & Co., Janney Montgomery Scott, Inc., Jefferson Pilot Securities Corporation, Key Investment Services, LaSalle Financial Services, Inc., Lincoln Financial Advisors Corp. (marketing name for Lincoln National Corp.), LPL Financial Corporation, M&T Securities, Inc., Merrill Lynch Pierce Fenner & Smith, Morgan Keegan & Company, Inc., Morgan Keegan FID Division, Morgan Stanley & Co., Inc. (various divisions and affiliates), Mutual Service Corporation, NatCity

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Investments, National Planning Holdings (Invest Financial Corp., Investment
Centers of America, Inc., National Planning Corp., SII Investments, Inc.), Newbridge Securities Corp., NEXT Financial Group, Inc., NFP Securities, Inc., Pension Planners Securities, Inc., Prime Capital Services, Inc., Prospera Financial Services, Inc., Raymond James & Associates, Inc., Raymond James FID Division, Raymond James Financial Services, RBC Dain FID Division, RBC Dain Rauscher Inc., RDM Investment Svcs Inc., Robert W. Baird & Co. Inc., Securities America, Inc., Sigma Financial Corporation, Sorrento Pacific, Stifel Nicolaus & Company, Incorporated, Summit Brokerage Services Inc., Sun Trust Bank, TFS Securities, Inc., The Investment Center, Inc., Thurston, Springer, Miller, Herd & Titak, Inc., Triad Advisors, Inc., U.S. Bancorp Investments, Inc., UBOC Investment Services, Inc. (Union Bank of California, N.A.), UBS Financial Services, Inc., Uvest Financial Services Group Inc., Vanderbilt Securities, LLC, Wachovia Securities, LLC (various divisions), Walnut Street Securities, Inc., Wells Fargo Brokerage Services, L.L.C., WaMu Investments, Inc., Woodbury Financial Services, Inc. (an affiliate of ours), XCU Capital Corporation, Inc.

    Inclusion on this list does not imply that these sums necessarily constitute "special cash compensation" as defined by NASD Conduct Rule 2830(l)(4). We will endeavor to update this listing annually and interim arrangements may not be reflected. We assume no duty to notify any investor whether their Registered Representative is or should be included in any such listing.

    For individual and group Contracts, as of December 31, 2007, we have entered into arrangements to pay Marketing Expense Allowances to the following Fund Companies (or affiliated parties) for our entire suite of variable annuities:
AIM Advisors, Inc., AllianceBernstein Variable Products Series Funds & Alliance Bernstein Investment Research and Management, Inc., American Variable Insurance Series & Capital Research and Management Company, Franklin Templeton Services, LLC, Oppenheimer Variable Account Funds & Oppenheimer Funds Distributor, Inc., Putnam Retail Management Limited Partnership. Marketing Expense Allowances may vary based on the form of Contract sold and the age of the purchaser. We will endeavor to update this listing annually and interim arrangements may not be reflected. We assume no duty to notify you whether any Financial Intermediary is or should be included in any such listing. You are encouraged to review the prospectus for each Fund for any other compensation arrangements pertaining to the distribution of Fund shares.

    For individual and group Contracts, for the fiscal year ended December 31, 2007, Additional Payments did not in the aggregate exceed approximately $66.4 million (excluding corporate-sponsorship related perquisites and Marketing Expense Allowances) or approximately 0.06% of average total individual variable annuity assets. Marketing Expense Allowances for this period did not exceed $15.8 million or approximately 0.25% of the Premium Payments invested in a particular Fund during this period.

    WHO IS THE CUSTODIAN OF THE SEPARATE ACCOUNT'S ASSETS?

    Hartford is the custodian of the Separate Account's assets.

    ARE THERE ANY MATERIAL LEGAL PROCEEDINGS AFFECTING THE SEPARATE ACCOUNT?

    There continues to be significant federal and state regulatory activity relating to financial services companies. Like other insurance companies, we are involved in lawsuits, arbitrations, and regulatory/legal proceedings. While it is not possible to predict with certainty the ultimate outcome of any pending or future legal proceeding or regulatory action, we do not expect any of these actions to result in a material adverse effect on the Company or its Separate Accounts.

    HOW MAY I GET ADDITIONAL INFORMATION?

    Inquiries will be answered by calling 1-800-528-9009 or your sales representative or by writing to:

     Hartford Life Insurance Company
     P.O. Box 1583
     Hartford, CT 06144-1583

    You can also send inquiries to us electronically by Internet through our website at retire.hartfordlife.com.

    You can find financial statements of the Separate Account and Hartford in the Statement of Additional Information. To receive a copy of the Statement of Additional information free of charge, call your representative or complete the form at the end of this prospectus and mail the form to us at the address indicated on the form.

                                   APPENDIX I
                            ACCUMULATION UNIT VALUES

          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

    NO INFORMATION IS SHOWN BECAUSE AS OF DECEMBER 31, 2007, NO SUB-ACCOUNTS HAD COMMENCED OPERATION.

                               TABLE OF CONTENTS
                                      FOR
                      STATEMENT OF ADDITIONAL INFORMATION

SECTION                                                                PAGE
--------------------------------------------------------------------------------
GENERAL INFORMATION                                                       2
 Safekeeping of Assets                                                    2
 Experts                                                                  2
 Non-Participating                                                        2
 Misstatement of Age or Sex                                               2
 Principal Underwriter                                                    2
PERFORMANCE RELATED INFORMATION                                           2
 Total Return for all Sub-Accounts                                        2
 Yield for Sub-Accounts                                                   2
 Money Market Sub-Accounts                                                3
 Additional Materials                                                     3
 Performance Comparisons                                                  3
FINANCIAL STATEMENTS

This form must be completed for all tax-sheltered annuities.

                     SECTION 403(b)(11) ACKNOWLEDGMENT FORM

    The Hartford Variable Annuity Contract which you have recently purchased is subject to certain restrictions imposed by the Tax Reform Act of 1986. Contributions to the Contract after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed to you unless you have:

           a.   attained age 59 1/2

           b.  severance from employment

           c.   died, or

           d.  become disabled.

Distributions of post December 31, 1988 Contributions (excluding any income thereon) may also be made if you have experienced a financial hardship. Also there may be a 10% penalty tax for distributions made prior to age 59 1/2 because of financial hardship or separation from service. Also, please be aware that your 403(b) plan may also offer other financial alternatives other than the Hartford variable annuity. Please refer to your Plan.

Please complete the following and return to:

     Hartford Life Insurance Company
     P.O. Box 1583
     Hartford, CT 06144-1583

Name of Contractholder/Participant

Address

City or Plan/School District

Date

    To obtain a Statement of Additional Information, complete the form below and mail to:

     Hartford Life Insurance Company
     P.O. Box 1583
     Hartford CT 06144-1583

    Please send a Statement of Additional Information for Separate Account
Eleven (Form HV-            ) to me at the following address:

----------------------------------------------------------------
                              Name
----------------------------------------------------------------
                            Address
----------------------------------------------------------------
     City/State                                   Zip Code

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION
                        HARTFORD LIFE INSURANCE COMPANY

                            SEPARATE ACCOUNT ELEVEN

This Statement of Additional Information is not a prospectus. The information contained in this document should be read in conjunction with the prospectus.

To obtain a prospectus, send a written request to Hartford Life Insurance Company Attn: IPD/Retirement Plans Service Center, P.O. Box 1583, Hartford, CT 06144-1583.

Date of Prospectus:             , 2008
Date of Statement of Additional Information:             , 2008

TABLE OF CONTENTS

GENERAL INFORMATION                                                            2
  Safekeeping of Assets                                                        2
  Experts                                                                      2
  Non-Participating                                                            2
  Misstatement of Age or Sex                                                   2
  Principal Underwriter                                                        2
PERFORMANCE RELATED INFORMATION                                                2
  Total Return for all Sub-Accounts                                            2
  Yield for Sub-Accounts                                                       2
  Money Market Sub-Accounts                                                    3
  Additional Materials                                                         3
  Performance Comparisons                                                      3
FINANCIAL STATEMENTS

2                                            HARTFORD LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------

GENERAL INFORMATION

SAFEKEEPING OF ASSETS

Hartford holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of the underlying fund shares held in each of the Sub-Accounts.

EXPERTS

[TO BE FILED BY AMENDMENT]

NON-PARTICIPATING

The Contract is non-participating and we pay no dividends.

MISSTATEMENT OF AGE OR SEX

If an Annuitant's age or sex was misstated on the Contract, any Contract payments or benefits will be determined using the correct age and sex. If we have overpaid Annuity Payouts, an adjustment, including interest on the amount of the overpayment, will be made to the next Annuity Payout or Payouts. If we have underpaid due to a misstatement of age or sex, we will credit the next Annuity Payout with the amount we underpaid and credit interest.

PRINCIPAL UNDERWRITER

Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. HSD is an affiliate of ours. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as ours.

Hartford currently pays HSD underwriting commissions for its role as Principal Underwriter of all variable annuities associated with this Separate Account. For the past two years, the aggregate dollar amount of underwriting commissions paid to HSD in its role as Principal Underwriter has been: 2007: $5,070,354; 2006:
$2,676,193; and 2005: $1,940,960.

PERFORMANCE RELATED INFORMATION

The Separate Account may advertise certain performance-related information concerning the Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

TOTAL RETURN FOR ALL SUB-ACCOUNTS

When a Sub-Account advertises its standardized total return, it will usually be calculated from the date of the inception of the Sub-Account for one, five and ten year periods or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period. To calculate standardized total return, Hartford uses a hypothetical initial premium payment of $1,000.00 and deducts for the Program and Administrative Charge, the highest possible contingent deferred charge and the Annual Maintenance Fee.

The formula Hartford uses to calculate standardized total return is P(1+T)n = ERV. In this calculation, "P" represents a hypothetical initial premium payment of $1,000.00, "T" represents the average annual total return, "n" represents the number of years and "ERV" represents the redeemable value at the end of the period.

In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. These figures will usually be calculated from the date of inception of the underlying fund for one, five and ten year periods or other relevant periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the contingent deferred sales charge and the Annual Maintenance Fee are not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

YIELD FOR SUB-ACCOUNTS

If applicable, the Sub-Accounts may advertise yield in addition to total return. At any time in the future, yields may be higher or lower than past yields and past performance is no indication of future performance.

HARTFORD LIFE INSURANCE COMPANY                                            3

-------------------------------------------------------------------------------

The standardized yield will be computed for periods beginning with the inception of the Sub-Account in the following manner. The net investment income per Accumulation Unit earned during a one-month period is divided by the Accumulation Unit Value on the last day of the period.

The formula Hartford uses to calculate yield is YIELD = 2[(a - b/cd +1) TO THE POWER OF 6 - 1]. In this calculation, "a" represents the net investment income earned during the period by the underlying fund, "b" represents the expenses accrued for the period, "c" represents the average daily number of Accumulation Units outstanding during the period and "d" represents the maximum offering price per Accumulation Unit on the last day of the period.

MONEY MARKET SUB-ACCOUNTS

At any time in the future, current and effective yields may be higher or lower than past yields and past performance is no indication of future performance.

Current yield of a money market fund Sub-Account is calculated for a seven-day period or the "base period" without taking into consideration any realized or unrealized gains or losses on shares of the underlying fund. The first step in determining yield is to compute the base period return. Hartford takes a hypothetical account with a balance of one Accumulation Unit of the Sub-Account and calculates the net change in its value from the beginning of the base period to the end of the base period. Hartford then subtracts an amount equal to the total deductions for the Contract and then divides that number by the value of the account at the beginning of the base period. The result is hte base period return or "BPR". Once the base period return is calculated, Hartford then multiplies it by 365/7 to compute the current yield. Current yield is calculated to the nearest hundredth of one percent.

The formula for this calculation is YIELD = BPR x (365/7), where BPR = (A -
B)/C. "A" is equal to the net change in value of a hypothetical account with a balance of one Accumulation Unit of the Sub-Account from the beginning of the base period to the end of the base period. "B" is equal to the amount that Hartford deducts for Program and Administrative Charge and the Annual Maintenance Fee. "C" represents the value of the Sub-Account at the beginning of the base period.

Effective yield is also calculated using the base period return. The effective yield is calculated by adding 1 to the base period return and raising that result to a power equal to 365 divided by 7 and subtracting 1 from the result. The calculation Hartford uses is:

    EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) TO THE POWER OF 365/7] - 1.

ADDITIONAL MATERIALS

We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for any alternatives.

PERFORMANCE COMPARISONS

Each Sub-Account may from time to time include in advertisements the ranking of its performance figures compared with performance figures of other annuity contract's sub-accounts with the same investment objectives which are created by Lipper Analytical Services, Morningstar, Inc. or other recognized ranking services.

                                     PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)    All financial statements to be filed by amendment.
(b)    (1)    (a) Resolution of the board of directors of Hartford authorizing the establishment of the Separate Account.(1)
              (b) Resolution of the board of directors of Hartford authorizing the re-designation of the Separate Account.(1)
       (2)    Not applicable.
       (3)    (a) Principal Underwriting Agreement.(2)
              (b) Form of Sales Agreement.(2)
       (4)    Form of Group Variable Annuity Contract.(3)
       (5)    Form of the Application.
       (6)    (a) Articles of Incorporation of Hartford.(4)
              (b) Bylaws of Hartford.(5)
       (7)    Not applicable.
       (8)    Participation Agreement.(2)
       (9)    Opinion and Consent of Christopher M. Grinnell, Assistant Vice
              President and Assistant General Counsel to be filed by amendment.
       (10)   Consent of Deloitte & Touche LLP to be filed by amendment.
       (11)   No Financial statements will be omitted.
       (12)   Not applicable.
       (99)   Copy of Power of Attorney.

------------

(1) Incorporated by reference to the Initial filing to the Registration Statement File No. 333-72042, dated October 23, 2001.

(2) Incorporated by reference to Post-Effective Amendment No. 1, to the Registration Statement File No. 33-59541, dated May 1, 1996.

(3) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-72042, filed on January 18, 2002.

(4) Incorporated by reference to Post-Effective Amendment No. 6, to the Registration Statement File No. 333-66343, filed on February 8, 2001.

(5) Incorporated by reference to Post-Effective Amendment No. 12, to the Registration Statement File No. 333-69485, filed on April 9, 2001.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
Daniel A. Andriola                  Vice President
Ricardo Anzaldua                    Senior Vice President, Assistant Secretary
Robert Arena                        Senior Vice President
Gregory J. Brennan                  Senior Vice President
Lynn R. Banziruk                    Assistant Vice President
Richard E. Cady                     Assistant Vice President
David A. Carlson                    Director of Taxes, Senior Vice President
Henry Collie                        Assistant Actuary
Richard G. Costello                 Vice President, Secretary
Rochelle S. Cummings                Vice President
James Davey                         Senior Vice President
Peter Delehanty                     Senior Vice President
Joseph G. Eck                       Vice President
Jason S. Frain                      Actuary, Assistant Vice President
Jennifer J. Geisler                 Senior Vice President
John N. Giamalis                    Senior Vice President, Treasurer
Christopher M. Grinnell             Assistant Vice President
Christopher J. Hanlon               Senior Vice President
Susan M. Hess                       Vice President
Jeannie M. Iannello                 Vice President
Anne Iezzi                          Chief Compliance Officer, Vice President
Edward Jaworski                     Assistant Vice President
Thomas D. Jones                     Vice President
Stephen T. Joyce                    Senior Vice President, Director*
Thomas P. Kalmbach                  Vice President and Actuary
Paula A. Knake                      Assistant Vice President
Diane Krajewski                     Assistant Vice President
Alan J. Kreczko                     Executive Vice President, General Counsel
Lori A. LaForge                     Assistant Vice President
Glenn D. Lammey                     Chief Financial Officer, Executive Vice President, Director*
Dawn M. LeBlanc                     Assistant Vice President
Alice Longworth                     Assistant Vice President
Debra L. Ludovissie                 Assistant Vice President
Kenneth A. McCullum                 Senior Vice President, Actuary
Ernest M. McNeill, Jr.              Senior Vice President, Chief Accounting Officer
Jonathan L. Mercier                 Assistant Vice President
Peter J. Michalik                   Vice President
John J. Mittelstadt                 Vice President
Brian Murphy                        Executive Vice President
Jamie Ohl                           Vice President
Lyndon E. Oliver                    Senior Vice President
John J. Pacheco, Jr.                Assistant Vice President
Colleen B. Pernerewski              Chief Compliance Officer of Separate Accounts
Craig R. Raymond                    Senior Vice President
Robert W. Reiff                     Senior Vice President
Sharon Roberts                      Vice President
Stephen A. Roche                    Vice President
Michael J. Roscoe                   Vice President, Actuary
Richard Rubin                       Assistant Vice President
Scott R. Sanderson                  Vice President
Jerry K. Scheinfeldt                Assistant Vice President
Wade A. Seward                      Vice President

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
D. Keith Sloane                     Senior Vice President
Martin A. Swanson                   Vice President
Charles D. Tatro                    Actuary, Vice President
James E. Trimble                    Senior Vice President, Chief Actuary
Charles N. Vest                     Vice President, Actuary
Andrew J. Waggoner                  Vice President
Jean H. Walker                      Vice President
John C. Walters                     Chief Executive Officer, President, Chairman of the Board, Director*
Richard J. Wirth                    Assistant Vice President
Lizabeth H. Zlatkus                 Director*
David M. Znamierowski               Executive Vice President, Chief Investment Officer, Director*

Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

* Denotes Board of Directors.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     Incorporated by reference to Post-Effective Amendment No. 8 to the Registration Statement File No. 333-119414, filed on February 8, 2008.

ITEM 27.  NUMBER OF CONTRACT OWNERS

     As of April 30, 2008, there were 597 Contract Owners.

ITEM 28.  INDEMNIFICATION

     Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of, or advance expenses to, a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

     ARTICLE VIII, Section 1(a) of the By-laws of the Depositor (as amended and restated effective July 25, 2000) provides that the Corporation, to the fullest extent permitted by applicable law as then in effect, shall indemnify any person who was or is a director or officer of the Corporation and who was or is threatened to be made a defendant or respondent in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (each, a Proceeding"), by reason of the fact that such a person was or is a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity (a "Covered Entity"), against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and actually and reasonably incurred by such person in connection with such Proceeding. Any such former or present director or officer of the Corporation finally determined to be entitled to indemnification as provided in this Article VIII is hereinafter called an "Indemnitee". Until such final determination is made such former or present director or officer shall be a "Potential Indemnitee" for purposes of this Article VIII. Notwithstanding the foregoing provisions of this Section 1(a), the Corporation shall not indemnify an Indemnitee with respect to any Proceeding commenced by such Indemnitee unless the commencement of such Proceeding by such Indemnitee has been approved by a majority vote of the Disinterested Directors (as defined in Section 5(d)); provided however, that such approval of a majority of the Disinterested Directors shall not be required with respect to any Proceeding commenced by such Indemnitee after a Change in Control (as defined in Section 5(d)) has occurred.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

       (a) HSD acts as principal underwriter for the following investment companies:

     Hartford Life Insurance Company - Separate Account One

     Hartford Life Insurance Company - Separate Account Two

     Hartford Life Insurance Company - Separate Account Two (DC Variable Account
     I)

     Hartford Life Insurance Company - Separate Account Two (DC Variable Account
     II)

     Hartford Life Insurance Company - Separate Account Two (QP Variable
     Account)

     Hartford Life Insurance Company - Separate Account Two (Variable Account
     "A")

     Hartford Life Insurance Company - Separate Account Two (NQ Variable
     Account)

     Hartford Life Insurance Company - Separate Account Ten

     Hartford Life Insurance Company - Separate Account Three

     Hartford Life Insurance Company - Separate Account Five

     Hartford Life Insurance Company - Separate Account Seven

     Hartford Life Insurance Company - Separate Account 403

     Hartford Life Insurance Company - Separate Account Eleven

     Hartford Life Insurance Company - Separate Account Twelve

     Hartford Life and Annuity Insurance Company - Separate Account One

     Hartford Life and Annuity Insurance Company - Separate Account Ten

     Hartford Life and Annuity Insurance Company - Separate Account Three

     Hartford Life and Annuity Insurance Company - Separate Account Five

     Hartford Life and Annuity Insurance Company - Separate Account Six

     Hartford Life and Annuity Insurance Company - Separate Account Seven

     American Maturity Life Insurance - Separate Account AMLVA

     American Maturity Life Insurance - Separate Account One

     Nutmeg Life Insurance Company - Separte Account One

     Servus Life Insurance Company - Separate Account One

     Servus Life Insurance Company - Separate Account Two

     Hart Life Insurance Company - Separate Account One

     Hart Life Insurance Company - Separate Account Two

       (b) Directors and Officers of HSD

                                                              POSITIONS AND OFFICES
NAME                                                             WITH UNDERWRITER
----------------------------------------------------------------------------------------------------------------
Robert Arena                      Senior Vice President/Business Line Principal and Director
Diana Benken                      Chief Financial Officer and Controller/FINOP
James Davey                       Senior Vice President/Business Line Principal
Peter Delehanty                   Senior Vice President/IIP Marketing
John N. Gamalis                   Treasurer
Stephen T. Joyce                  Senior Vice President/Business Line Principal
Kenneth A. McCullum               Senior Vice President
Vernon Meyer                      Senior Vice President
Brian D. Murphy                   Director
Mark A. Sides                     Chief Legal Officer and Secretary
Martin A. Swanson                 Vice President/Marketing
John C. Walters                   Chief Executive Officer, President and Director
William D. Wilcox                 Chief Legal Officer, AML Chief Compliance Officer

     Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

ITEM 31.  MANAGEMENT SERVICES

     All management contracts are discussed in Part A and Part B of this registration statement.

ITEM 32.  UNDERTAKINGS

       (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted.

       (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

       (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

       (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Council of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with the four provisions of the no-action letter.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 20th day of June, 2008.

HARTFORD LIFE INSURANCE COMPANY -
SEPARATE ACCOUNT ELEVEN
(Registrant)

*By:   John C. Walters                      *By:   /s/ Shane Daly
       -----------------------------------         -----------------------------------
       John C. Walters                             Shane Daly
       President, Chief Executive Officer,         Attorney-In-Fact
       Chairman of the Board

HARTFORD LIFE INSURANCE COMPANY
(Depositor)

*By:   John C. Walters
       -----------------------------------
       John C. Walters
       President, Chief Executive Officer,
       Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

Stephen T. Joyce, Senior Vice President, Director*
Glenn D. Lammey, Chief Financial Officer, Executive Vice
 President, Director*
John C. Walters, President, Chief Executive Officer,
 Chairman of the Board, Director*                                  *By:   /s/ Shane Daly
                                                                          -----------------------------------
Lizabeth H. Zlatkus, Director*                                            Shane Daly
                                                                          Attorney-in-Fact

David M. Znamierowski, Executive Vice President & Chief            Date: June 20, 2008
 Investment Officer, Director*

                                 EXHIBIT INDEX

     (99)  Copy of Power of Attorney.